As filed with the Securities and Exchange Commission on June 21, 2004
Registration No. 333-113416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

WCA Waste Corporation

(Exact name of registrant as specified in its charter)

Delaware	4953	20-0829917
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Riverway, Suite 1400

Houston, Texas 77056
(713) 292-2400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Edward Menger

Vice President and General Counsel
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056
(713) 292-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeff C. Dodd Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Telephone: (713) 220-4200 Fax: (713) 220-4285	Edward S. Best Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Chicago, Illinois 60603 Telephone: (312) 782-0600 Fax: (312) 701-7711

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement related to these securities filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 21, 2004

9,000,000 Shares

WCA Waste Corporation

Common Stock

        We are selling 6,587,947 shares of our common stock and the selling stockholders identified in this prospectus are selling 2,412,053 shares of our common stock. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We have granted the underwriters an option to purchase up to an additional 1,350,000 shares of our common stock at the public offering price to cover over-allotments, if any.

      This is the initial public offering of our common stock. We currently expect the public offering price of our common stock to be between $9.00 and $11.00 per share. Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “WCAA,” subject to official notice of issuance.

       Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of common stock offered by this prospectus to purchasers on or about                     , 2004.

Friedman Billings Ramsey	Stifel, Nicolaus & Company
Incorporated

The date of this prospectus is                     , 2004.

WCA WASTE CORPORATION OPERATIONS

KS
1
8
2
8
MO
TN
1
1
2
2
3
AR
1
1
1
AL
1
1
SC
4
1
1
TX
Current Locations
10 Transfer Stations
7 Construction and Demolition Landfills
6 Municipal Solid Waste Landfills
15 Collection Operations

      The inside front cover of the prospectus contains a map entitled “WCA Waste Corporation Operations.” The map depicts certain states in the southern, central and southwestern portions of the United States, including the states where WCA Waste Corporation currently maintains operations, namely Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas (each of which are highlighted in white). A box at the bottom left shows the aggregate operations of the registrant, including ten transfer stations, seven construction and demolition (“C&D”) landfills, six municipal solid waste (“MSW”) landfills and fifteen collection operations. For each state in which WCA Waste Corporation currently maintains operations, the map sets forth the number of transfer stations, C&D landfills, MSW landfills and collection operations located in each such state as follows: (1) one C&D landfill and one collection operation are located in Alabama; (2) two transfer stations, two MSW landfills and three collection operations are located in Arkansas; (3) one MSW landfill is located in Kansas; (4) eight transfer stations, two MSW landfills and eight collection operations are located in Missouri; (5) one C&D landfill and one collection operation are located in South Carolina; (6) one C&D landfill and one collection operation are located in Tennessee; and (7) four C&D landfills, one collection operation and one MSW landfill are located in Texas.

i

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus, including the consolidated financial statements and related notes and other financial data included in this prospectus, before making an investment decision. You should also carefully consider the information set forth under “Risk Factors” beginning on page 8. Unless the context requires otherwise, references in this prospectus to “WCA Waste Corporation,” “we,” “us” or “our” refer to WCA Waste Corporation and its direct and indirect subsidiaries on a consolidated basis.

Who We Are

      We are a vertically integrated, non-hazardous solid waste management company providing collection, transfer, and disposal services for approximately 87,000 commercial, industrial and residential customers in seven states in the south and central regions of the United States. We own or operate fifteen collection operations, ten transfer stations, six municipal solid waste (MSW) landfills, and seven construction and demolition debris (C&D) landfills. Our revenue mix for 2003 was approximately 65% collection, 33% disposal and 2% transfer/other.

      We were formed and began operations in September 2000 upon our acquisition of particular assets from Waste Management, Inc. that in turn became the core of our operations. From our formation through March 31, 2004, we successfully integrated over 42 separate operating locations acquired in a total of eight transactions (including the transaction with Waste Management, Inc.). Our revenues have increased from $57.7 million in 2001 to $64.2 million in 2003, while during the same period our income from continuing operations before cumulative effect of changes in accounting principles increased from $0.5 million to $2.7 million.

      After the completion of this offering, we intend to continue making acquisitions in our existing markets (“tuck-in acquisitions”), pursuing privatization opportunities with local municipal entities and entering selected additional markets in the south and central regions of the United States. We expect to focus on these regions because we believe that they: (i) are served by a large number of independent non-hazardous solid waste operations, many of which we believe may be suitable for acquisition by us; (ii) generally experience less seasonal fluctuation in the demand for solid waste services than other regions; and (iii) are projected to have steady economic and population growth rates. We will limit our acquisitions to non-hazardous waste companies.

      Our acquisition strategy will be led by a senior management team that has an average of approximately 26 years of experience integrating acquisitions in the solid waste industry. Our chairman and chief executive officer, Tom J. Fatjo, Jr., has over 35 years of experience in the industry, first as founder and co-chief executive officer of Browning-Ferris Industries, Inc., and later as founder and chief executive officer of Republic Waste Industries, Inc. and chief executive officer of TransAmerican Waste Industries, Inc. Jerome M. Kruszka, our president and chief operating officer, has over 30 years of experience in the industry, first with Waste Management, Inc. and its affiliates, and later as president and chief operating officer of TransAmerican Waste Industries, Inc.

      Prior to this offering, our ability to execute our acquisition strategy was constrained by our lack of capital for acquisitions under our credit facilities. Upon completion of this offering and the related refinancing of our credit facility, we will have the flexibility to utilize a combination of available cash, borrowings under our credit facility and publicly-traded stock to make acquisitions. This financial flexibility, the industry and acquisition-related experience of our senior management, and our willingness to acquire companies that might not fit the acquisition criteria of our competitors, should make us an attractive partner to independent solid waste companies.

      Historically, our industry has been extremely fragmented; however, during the past three decades it has experienced substantial consolidation. Based on industry sources, we believe the non-hazardous solid waste industry in the United States generates approximately $43.0 billion in annual revenue. Approximately $19.3 billion, or approximately 45%, of the estimated annual industry revenue is generated by the three largest public companies in the industry. Even with this consolidation, we believe that there are considerable opportunities for additional consolidation, especially of solid waste operations that fall outside the acquisition criteria of other publicly-traded solid waste companies.

      Our acquisition strategy generally targets operations that we believe will benefit from our core operating strategy of maximizing the “internalization” of waste, by which we mean collecting waste and disposing of it in our own landfills rather than in landfills owned by other parties. Internalization gives us greater control over waste streams, increases our operating margins and improves our operating cash flows. Due to the size of our company and the relatively large number of landfills we own throughout our operating areas, we expect that we will realize benefits of internalization from any tuck-in acquisitions we are able to complete in markets where we have landfills. For the twelve months ended December 31, 2003, our internalization rate was approximately 71% and for the three months ended March 31, 2004, our internalization rate was approximately 76%.

      We believe that the solid waste business is a local, “grass roots” business. Accordingly, we have created an organizational structure that includes experienced regional and local managers who focus on the particular markets for which they are responsible. We generally define a market as the area within a 35-mile operating radius from a landfill, which can be extended up to 100 miles through the use of transfer stations, where waste is consolidated from collection vehicles into large trailers for more efficient transport to the landfill. In addition to sales and marketing relationships at the local level, there are often unique regulatory and operational challenges in different markets. Consequently, by employing regional and local managers, we believe that we are able to maximize market opportunities, including developing relationships with potential acquisition candidates, to be responsive to local regulatory requirements and to address local challenges effectively and efficiently.

General Information

      Prior to an internal corporate reorganization completed in June 2004, we were a wholly-owned subsidiary of Waste Corporation of America. For further information about this reorganization, please read “Internal Reorganization and Relationship with Waste Corporation of America.” We were incorporated in Delaware in February 2004, and our principal operating subsidiary, WCA Waste Systems, Inc., was incorporated in Delaware in September 2000. Our principal executive offices are located at One Riverway, Suite 1400, Houston, Texas 77056, and our telephone number is (713) 292-2400. Our website can be visited at www.wcawaste.com. Information on our website or any other website is not incorporated into this prospectus by reference and does not constitute a part of this prospectus.

The Offering

Common stock offered by us	6,587,947 shares.

Common stock offered by the selling stockholders	2,412,053 shares.

Common stock to be outstanding after this offering	14,588,263 shares.

Use of proceeds	We expect to use the net proceeds of this offering to repay an outstanding term loan, to repay indebtedness outstanding under our revolving credit facility and to satisfy a contingent contribution obligation to Waste Corporation of America. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. Please read “Use of Proceeds.”

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to 1,350,000 additional shares of our common stock to cover over-allotments, if any.

Risk factors	Please read “Risk Factors” beginning on page 8 for a discussion of material risks that prospective purchasers of our common stock should consider.

NASDAQ National Market symbol	“WCAA”

      The number of shares of our common stock to be outstanding after this offering is based upon the number of shares outstanding as of March 31, 2004, and excludes:

•	664,000 shares of common stock issuable upon exercise of stock options approved as of March 31, 2004. These options will be issued under the 2004 WCA Waste Corporation Incentive Plan with an exercise price equal to the initial public offering price. Please read “Management — Incentive Plan;”

•	336,000 shares of common stock reserved for issuance under the 2004 WCA Waste Corporation Incentive Plan, after giving effect to the grants discussed above; and

•	247,242 shares that are issuable pursuant to warrants having an exercise price ranging from $16.27 to $24.40 per share.

      In addition, except as otherwise noted, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised.

Summary Financial Data

      The summary historical financial data presented below for each of the years in the three-year period ended December 31, 2003 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary financial data presented below for, and as of, the three month periods ended March 31, 2003 and 2004 are derived from our unaudited financial statements appearing elsewhere in this prospectus and include all adjustments, consisting of only normal and recurring adjustments, necessary to present fairly the financial position and results of operations as of and for such periods. The results for the interim period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. You should read the information set forth below in connection with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus beginning on page F-1.

      The unaudited “as adjusted” balance sheet information presented below gives effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America.” The unaudited “as further adjusted” balance sheet information presented below gives effect to the issuance of 6,587,947 shares of common stock by us in this offering, the repayment of $39.0 million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described under “Use of Proceeds.”

	Historical					Pro Forma(5)

							Three
				Three Months Ended			Months
	Years Ended December 31,			March 31,		Year Ended	Ended
						December 31,	March 31,
	2001	2002	2003	2003	2004	2003	2004

	(In thousands except per share data)
Consolidated Statements of Operations Data:
Revenues	$57,721	$62,162	$64,226	$14,799	$15,891	$64,226	$15,891
Expenses:
Cost of services(1),(2)	35,841	38,336	41,666	10,045	10,630	41,666	10,630
Depreciation and amortization	6,684	6,229	7,812	1,762	1,933	7,812	1,933
General and administrative:
Stock-based compensation(3)	—	—	1,220	84	30	1,220	30
Other general and administrative	4,135	4,432	3,922	1,062	1,252	3,922	1,252

Total expenses	46,660	48,997	54,620	12,953	13,845	54,620	13,845

Operating income	11,061	13,165	9,606	1,846	2,046	9,606	2,046

Other income (expense):
Interest expense, net(2)	(10,153)	(9,466)	(5,220)	(1,262)	(1,267)	(2,446)	(557)
Other income (expense), net	(53)	20	28	20	1	28	1

Other income (expense)	(10,206)	(9,446)	(5,192)	(1,242)	(1,266)	(2,418)	(556)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	855	3,719	4,414	604	780	7,188	1,490
Income tax expense	(359)	(1,727)	(1,753)	(241)	(311)	(2,821)	(584)

	Historical					Pro Forma(5)

							Three
				Three Months Ended			Months
	Years Ended December 31,			March 31,		Year Ended	Ended
						December 31,	March 31,
	2001	2002	2003	2003	2004	2003	2004

	(In thousands except per share data)
Income from continuing operations before cumulative effect of changes in accounting principles	496	1,992	2,661	363	469	$4,367	$906

Loss from discontinued operations, net of tax(1)	(201)	(816)	(156)	(82)	—
Gain on disposal of discontinued operations	—	—	249	—	—
Cumulative effect of changes in accounting principles, net of tax(4)	(721)	—	2,324	2,324	—

Net income (loss)	$(426)	$1,176	$5,078	$2,605	$469

Per Share Data — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$0.06	$0.25	$0.33	$0.05	$0.06	$0.30	$0.06

Loss from discontinued operations, net of tax	(0.02)	(0.10)	(0.02)	(0.01)	—
Gain on disposal of discontinued operations	—	—	0.03	—	—
Cumulative effect of changes in accounting principles, net of tax	(0.09)	—	0.29	0.29	—

Net income (loss)	$(0.05)	$0.15	$0.63	$0.33	$0.06

Weighted average shares outstanding — basic and diluted	8,000	8,000	8,000	8,000	8,000	14,588	14,588
Other Financial Data:
Capital expenditures	$8,066	$9,886	$7,721	$1,034	$1,922	$7,721	$1,922

			As Further
	Actual as of	As Adjusted as of	Adjusted as of
	March 31,	March 31,	March 31,
	2004	2004(6)	2004(7)

	(in thousands)
Consolidated Balance Sheet Data:
Property and equipment, net	$70,816	$70,816	$70,816
Total assets	117,820	117,820	117,820
Current maturities of long-term debt	3,972	3,972	1,664
Long-term debt, less current maturities and discount	78,546	65,203	28,511
Contingent contribution obligation(6)	—	20,000	—
Stockholders’ equity	18,593	12,503	71,503

(1)	We acquired prepaid disposal rights in connection with our acquisition of assets from Waste Management, Inc. in 2000. During the years ended December 31, 2001, 2002 and 2003, we recorded $61, $97 and $302, respectively, for the use of such disposal rights as a non-cash component of cost of services. Please read note 3 to our consolidated financial statements. Historically, we have utilized these prepaid disposal rights in our west Texas operations, which we sold during 2003 and are reflected as discontinued operations. In the future, we will use these prepaid disposal rights for our continuing operations. During the years ended December 31, 2001, 2002 and 2003, we utilized $2,011, $1,902 and $1,307, respectively, of prepaid disposal rights in discontinued operations.

(2)	We have material financial commitments for the costs associated with our future obligations for final closure and post-closure maintenance of the landfills we own and operate. During the years ended December 31, 2001, 2002 and 2003, we have recorded $111, $146 and $207, respectively, as a non-cash component of cost of services and $339, $107 and $0, respectively, as a non-cash component of interest expense for the provision and accretion expense relating to these future obligations. Although these are non-cash expenses for the periods presented, the ultimate liability will be settled in cash. Please read note 1 to our consolidated financial statements for further discussion of landfill accounting and the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(3)	Represents a non-cash compensation charge in connection with stock options outstanding as of December 31, 2003. Prior to the internal reorganization in 2004, Waste Corporation of America had options and warrants outstanding. As part of the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. Subsequently, we extinguished approximately 90% of such outstanding stock options and warrants by issuing 1,330,056 shares (after giving effect to a merger and reverse stock split prior to this offering) of our common stock. We will recognize an estimated charge of $11.6 million in connection with the cancellation of these options and warrants and issuance of common stock in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(4)	The $721 (net of $442 tax benefit) cumulative effect of change in accounting principle for the year ended December 31, 2001 is due to the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities” relating to our interest rate swap agreement. The $2,324 (net of $1,425 tax expense) cumulative effect of change in accounting principle for the year ended December 31, 2003 relates to our adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(5)	The pro forma consolidated statements of operations reflect the reduction in interest expense and related tax impact from the application of the net proceeds from the offering of $39.0 million which will be used to repay long-term debt with an average interest rate of 4.375%. Additionally, the satisfaction of the $20.0 million contingent contribution obligation will result in the repayment of the 8.5% note to Waste Management, Inc. These pro forma adjustments are reflected as if the debt was repaid on the first day of the periods presented. Pro forma earnings per share reflect the merger and stock split which will be completed prior to the offering.

(6)	As adjusted to give effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America.” As described in that section, as part of our internal reorganization we agreed to contribute $20.0 million to Waste Corporation of America upon completion of this offering. Of this amount, approximately $13.9 million, including $0.6 million of accrued interest, will be used to repay a note to Waste Management, Inc. which was issued in connection with our purchase of assets in September 2000. The remaining balance of $6.1 million represents an amount required to separate our operations from Waste Corporation of America. Because a portion of the contribution obligation (which will be satisfied with proceeds of this offering) is being used to satisfy this note, the note balance has been reflected in our consolidated balance sheets included elsewhere in this prospectus. We do not have any ongoing obligations to make future payments to Waste Corporation of America. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(7)	As further adjusted to give effect to the issuance of 6,587,947 shares of common stock by us in this offering, the repayment of $39.0 million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described under “Use of Proceeds.”

RISK FACTORS

      Investing in our common stock involves risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating To Our Business

We may not be successful in expanding the permitted capacity of our current or future landfills, which could restrict our growth, increase our disposal costs, and reduce our operating margins.

      Our ability to meet our growth objectives depends in part on our ability to expand our existing landfills and landfills that we might acquire. Exhausting permitted capacity at a landfill would restrict our growth, and reduce our financial performance in the market served by the landfill since we would be forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors, thereby increasing our waste disposal expenses. Please read “Business — Our Operations — Landfills” for a description of the capacity and remaining lives of our landfills. We are currently seeking permits to expand four of our landfills, one of which has a permitted life of less than one year. Although we expect to receive final permits on these expansions during 2004, there may be challenges, comments, or delays that could have an adverse effect on our operations in these markets. Obtaining required permits and approvals to expand landfills has become increasingly difficult and expensive, requiring numerous hearings and compliance with various zoning, environmental and regulatory laws and drawing resistance from citizens, environmental or other groups. Even if permits are granted, they may contain burdensome terms and conditions or the timing required may be extensive and could affect the remaining capacity at the landfill. We may choose to delay or forego tuck-in acquisitions in markets where the remaining lives of our landfills are relatively short because increased volumes would further shorten the lives of these landfills.

We may be unable to obtain financial assurances necessary for our operations, which could result in the closure of landfills or the termination of collection contracts.

      We are required to provide financial assurances to governmental agencies under applicable environmental regulations relating to landfill closure and post-closure obligations, our landfill operations, and other collection and disposal contracts. We satisfy these financial assurances requirements by providing performance bonds, letters of credit, insurance policies or trust deposits. During the past three years, the costs associated with bonding and insurance have risen dramatically, the financial capacity and other requirements imposed by bonding and insurance companies have become more difficult to comply with than in prior years, and the number of these bonding and insurance companies has decreased. We have in the past been, and may in the future be, required to obtain personal guarantees from certain of our senior executive officers and directors in order to obtain these types of instruments. We have in the past compensated and indemnified, and may in the future compensate and indemnify, our senior executive officers and directors for these guarantees. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.” We may be unable to provide the level of financial assurance that we are required to provide in the future or it may become too costly to do so, which in either case could result in the closure of landfills or the termination of collection contracts.

We are subject to environmental and safety laws, which restrict our operations and increase our costs.

      We are subject to extensive federal, state and local laws and regulations relating to environmental protection and occupational safety and health. These include, among other things, laws and regulations governing the use, treatment, storage and disposal of wastes and materials, air quality, water quality and the remediation of contamination associated with the release of hazardous substances. Our compliance with existing regulatory requirements is costly, and continued changes in these regulations could increase our compliance costs. Government laws and regulations often require us to enhance or replace our equipment and to modify landfill operations and may, in the future, require us to initiate final closure of a landfill. We are required to obtain and maintain permits that are subject to strict regulatory requirements and are difficult and costly to obtain and maintain. We may be unable to implement price increases sufficient to offset the cost of complying with these laws and regulations. In addition, regulatory changes could accelerate or increase expenditures for closure and post-closure monitoring at solid waste facilities and obligate us to spend sums over the amounts that we have accrued.

Current and proposed laws may restrict our ability to operate across local borders which could affect our manner, cost and feasibility of doing business.

      As of December 31, 2003, approximately $1.9 million, or 3%, of our revenue was earned from the disposal of waste that is generated in a state other than the state where it is disposed. Accordingly, only a small portion of our operations cross state borders, but these operations could increase in the future. Some states have imposed restrictions on collection routes and disposal locations. Our collection, transfer and landfill operations may also be affected in the future by proposed “flow control” legislation that would allow state and local governments to direct waste generated within their jurisdictions to a specific facility for disposal or processing. Moreover, in the future, our operations may be affected by proposed federal legislation authorizing states to regulate, limit or perhaps even prohibit interstate shipments of waste. If this or similar legislation is enacted, state or local governments with jurisdiction over our landfills could act to limit or prohibit disposal or processing of out-of-state waste in our landfills, whether collected by us or by third parties which could affect our manner, cost and feasibility of doing business.

We may become subject to environmental clean-up costs or litigation that could curtail our business operations and materially decrease our earnings.

      The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or CERCLA, and analogous state laws provide for the remediation of contaminated facilities and impose strict joint and several liability for remediation costs on current and former owners or operators of a facility at which there has been a release or a threatened release of a “hazardous substance.” This liability is also imposed on persons who arrange for the disposal of and who transport such substances to the facility. Hundreds of substances are defined as “hazardous” under CERCLA and their presence, even in small amounts, can result in substantial liability. The expense of conducting a cleanup can be significant. Notwithstanding our efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, we may have liability because these substances may be present in waste collected by us or disposed of in our landfills, or in waste collected, transported or disposed of in the past by companies that we acquire even if we did not collect or dispose of the waste while we owned the landfill. The actual costs for these liabilities could be significantly greater than the amounts that we might be required to accrue on our financial statements from time to time.

      In addition to the costs of complying with environmental regulations, we may incur costs to defend against litigation brought by government agencies and private parties. As a result, we may be required to pay fines or our permits and licenses may be modified or revoked. We may in the future be a defendant in lawsuits brought by governmental agencies and private parties who assert claims alleging environmental damage, personal injury, property damage and/or violations of permits and licenses by us. A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could curtail our business operations and may decrease our earnings.

Our accruals for landfill closure and post-closure costs may be inadequate, and our earnings would be lower if we are required to pay or accrue additional amounts.

      We are required to pay closure and post-closure costs of any disposal facilities that we own or operate. We accrue for future closure and post-closure costs of our owned landfills, generally for a term of five years for construction and demolition debris (C&D) landfills and 30 years for municipal solid waste (MSW) landfills, based on engineering estimates of future requirements associated with the final landfill design and closure and post-closure process. Our obligations to pay closure and post-closure costs, including for monitoring, may exceed the amount we accrued, which would adversely affect our earnings. Expenditures for these costs may increase as a result of any federal, state or local government regulatory action, including changes in closing or monitoring activities, types and quantities of materials used or the period of required post-closure monitoring. These factors could substantially increase our operating costs and therefore impair our ability to invest in our existing facilities or new facilities. The amount of our accruals is based upon estimates by management and engineers and accountants. We review at least annually our estimates for closure and post-closure costs, and any change in our estimates could require us to accrue additional amounts.

Our business is capital intensive, requiring ongoing cash outlays that may strain or consume our available capital and force us to sell assets, incur debt, or sell equity on unfavorable terms.

      Our ability to remain competitive, grow and maintain operations largely depends on our cash flow from operations and access to capital. Maintaining our existing operations and expanding them through internal growth or acquisitions requires large capital expenditures. As we undertake more acquisitions and further expand our operations, the amount we expend on capital, closure and post-closure and remediation expenditures will increase. These increases in expenditures may result in lower levels of working capital or require us to finance working capital deficits. We intend to continue to fund our cash needs through cash flow from operations and borrowings under our credit facility, if necessary. However, we may require additional equity or debt financing to fund our growth.

      We do not have complete control over our future performance because it is subject to general economic, political, financial, competitive, legislative, regulatory and other factors. It is possible that our business may not generate sufficient cash flow from operations, and we may not otherwise have the capital resources, to allow us to make necessary capital expenditures. If this occurs, we may have to sell assets, restructure our debt or obtain additional equity capital, which could be dilutive to our stockholders. We may not be able to take any of the foregoing actions, and we may not be able to do so on terms favorable to us or our stockholders.

Increases in the costs of disposal may reduce our operating margins.

      We dispose of approximately one-fourth of the waste that we collect in landfills operated by others, but that rate may increase in the future. We may incur increases in disposal fees paid to third parties or in the costs of operating our own landfills. Failure to pass these costs on to our customers may reduce our operating margins.

Increases in the costs of labor may reduce our operating margins.

      We compete with other businesses in our markets for qualified employees. The labor market is currently tight in many of the areas in which we operate. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees or to hire more expensive temporary employees. Labor is our second largest operating cost, and even relatively small increases in labor costs per employee could materially affect our cost structure. Failure to attract and retain qualified employees, to control our labor costs, or to recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas may reduce our operating margins.

Increases in the costs of fuel may reduce our operating margins.

      The price and supply of fuel needed to run our collection and transfer trucks and our landfill equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Any significant price escalations or reductions in the supply could increase our operating expenses or interrupt or curtail our operations. Failure to offset all or a portion of any increased fuel costs through increased fees or charges would reduce our operating margins.

Increases in costs of insurance would reduce our operating margins.

      One of our largest operating costs is for insurance coverage, including general liability, automobile physical damage and liability, property, employment practices, pollution, directors and officers, fiduciary, workers’ compensation and employer’s liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in our primary general liability, automobile liability and employer’s liability policies. Changes in our operating experience such as an increase in accidents or lawsuits or a catastrophic loss could cause our insurance costs to increase significantly or could cause us to be unable to obtain certain insurance. Increases in insurance costs would reduce our operating margins. Changes in our industry and perceived risks in our business could have a similar effect.

We may not be able to maintain sufficient insurance coverage to cover the risks associated with our operations, which could result in uninsured losses that would adversely affect our financial condition.

      Integrated non-hazardous waste companies are exposed to a variety of risks that are typically covered by insurance arrangements. However, we may not be able to maintain sufficient insurance coverage to cover the risks associated with our operations for a variety of reasons. Increases in insurance costs and changes in the insurance markets may, given our resources, limit the coverage that we are able to maintain or prevent us from insuring against certain risks. Large or unexpected losses may exceed our policy limits, adversely affecting our results of operations, and may result in the termination or limitation of coverage, exposing us to uninsured losses, thereby adversely affecting our financial condition.

Our failure to remain competitive with our numerous competitors, some of which have greater resources, could adversely affect our ability to retain existing customers and obtain future business.

      Our industry is highly competitive. We compete with large companies and municipalities, many of which have greater financial and operational resources. The non-hazardous solid waste collection and disposal industry is led by three large national, publicly-traded waste management companies that account for approximately 45% of the estimated $43.0 billion of annual industry revenues. The industry also includes numerous regional and local companies. Additionally, many counties and municipalities operate their own waste collection and disposal facilities and have competitive advantages not available to private enterprises. We also encounter competition from alternatives to landfill disposal, such as recycling and incineration, that benefit from state requirements to reduce landfill disposal. If we are unable to successfully compete against our competitors, our ability to retain existing customers and obtain future business could be adversely affected.

We may lose contracts through competitive bidding, early termination or governmental action, or we may have to substantially lower prices in order to retain certain contracts, any of which would cause our revenues to decline.

      We are parties to contracts with municipalities and other associations and agencies. Many of these contracts are or will be subject to competitive bidding. We may not be the successful bidder, or we may have to substantially lower prices in order to be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from lowering prices or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

      Municipalities may annex unincorporated areas within counties where we provide collection services, and as a result, our customers in annexed areas may be required to obtain service from competitors who have been franchised or contracted by the annexing municipalities to provide those services. Some of the local jurisdictions in which we currently operate grant exclusive franchises to collection and disposal companies, others may do so in the future, and we may enter markets where franchises are granted by certain municipalities. Unless we are awarded a franchise by these municipalities, we will lose customers which will cause our revenues to decline.

Comprehensive waste planning programs and initiatives required by state and local governments may reduce demand for our services, which could adversely affect our waste volumes and the price of our landfill disposal services.

      Many of the states in which we operate landfills require counties and municipalities to formulate comprehensive plans to reduce the volume of solid waste disposed of in landfills through waste planning, recycling, composting or other programs. Some state and local governments mandate waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. These actions may reduce the volume of waste going to landfills in certain areas, and therefore our landfills may not continue to operate at currently estimated volumes or they may be unable to charge current prices for landfill disposal services.

Covenants in our new credit facility and the agreements governing our other indebtedness may limit our ability to grow our business and make capital expenditures.

      Our new credit facility and certain of the agreements governing our other indebtedness impose financial covenants and ratios that we must satisfy and other covenants that limit certain actions that we may take (including, among other things, our ability to incur additional indebtedness, grant liens and make investments) and acquisitions. All of these restrictions could affect our ability to take advantage of potential business opportunities. Our ability to comply with these covenants and restrictions may be affected by changes in economic or business conditions or other events beyond our control.

      Failure to observe these restrictions could result in a default, allowing acceleration of the debt incurred under those agreements, requiring us to repay the indebtedness under such credit facility and, if we were unable to do so, allowing the lenders to foreclose on their collateral (which includes substantially all of the assets we own, including the stock and assets of our subsidiaries). A default also could result from our inability to repay any indebtedness when due. Moreover, default under one agreement could lead to an acceleration of indebtedness under other agreements that contain cross-acceleration or cross-default provisions.

Changes in interest rates may affect our profitability.

      Our acquisition strategy could require us to incur substantial additional indebtedness in the future, which will increase our interest expense. Further, to the extent that these borrowings are subject to variable rates of interest, increases in interest rates will increase our interest expense, which will affect our profitability. As of March 31, 2004, we had long-term debt of approximately $82.5 million. If interest rates were to change by 100 basis points or 1%, this would result in a corresponding change of $0.8 million in annual interest charges. This does not take into account any interest rate compounding or hedge agreements that may impact various debt components differently. In the past, we have attempted to hedge against interest rate changes through swap arrangements (and we may continue to do so in the future). For certain interest rate swap agreements, we record non-cash mark-to-market gains and losses based on changes in future yield curves to the statement of operations. Therefore, fluctuations in interest rates may require us to record non-cash losses with respect to swap arrangements.

Efforts by labor unions to organize our employees could divert management attention and increase our operating expenses.

      Labor unions have in the past attempted to organize our employees, and these efforts will likely continue in the future. At its 2003 national meeting, the International Brotherhood of Teamsters announced that our industry is one in which it will begin focusing its efforts. In March 2001, a group of employees chose to be represented by a union, and we negotiated a collective bargaining agreement with them. As of March 31, 2004, there were 15 employees in that group. Additional groups of employees may seek union representation in the future, and the negotiation of collective bargaining agreements could divert management attention and result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through “cooling off” periods, which are often followed by union-initiated work stoppages, including strikes. Depending on the type and duration of these work stoppages, our operating expenses could increase significantly.

A general downturn in U.S. economic conditions may reduce our business prospects and decrease our revenues and cash flows.

      Our business is affected by general economic conditions. Any extended weakness in the U.S. economy could reduce our business prospects and could cause decreases in our revenues and operating cash flows. In addition, in a down-cycle economic environment, we would likely experience the negative effects of increased competitive pricing pressure and customer turnover.

Risks Relating to Our Acquisition Program

We may be unable to identify, complete or integrate future acquisitions, which may harm our prospects.

      We may be unable to identify appropriate acquisition candidates. If we do identify an appropriate acquisition candidate, we may not be able to negotiate acceptable terms or finance the acquisition or, if the acquisition occurs, effectively integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations require a disproportionate amount of management’s attention and our resources. Even if we complete additional acquisitions, continued financing may not be available or available on reasonable terms, any new businesses may not generate revenues comparable to our existing businesses, the anticipated cost efficiencies or synergies may not be realized and these businesses may not be integrated successfully or operated profitably.

We compete for acquisition candidates with other purchasers, some of which have greater financial resources and may be able to offer more favorable terms, thus limiting our ability to grow through acquisitions.

      Other companies in the solid waste services industry also have a strategy of acquiring and consolidating regional and local businesses. We expect that as the consolidation trend in our industry continues, the competition for acquisitions will increase. Competition for acquisition candidates may make fewer acquisition opportunities available to us or make those opportunities more expensive.

In connection with financing acquisitions, we may incur additional indebtedness, or may issue additional shares of our common stock which would dilute the ownership percentage of existing stockholders.

      We intend to finance acquisitions with available cash, borrowings under our new credit facility, shares of our common stock or a combination of these means. As a result, we may incur additional indebtedness or issue additional shares of our common stock which would dilute the ownership percentage of existing stockholders. Our new credit facility contains covenants restricting, among other things, the amount of additional indebtedness. We expect to offer shares of our common stock as some or all of the consideration for acquisitions. Our ability to do so will depend in part on the attractiveness of our common stock. This attractiveness may depend largely on the capital appreciation prospects of our common stock compared to the common stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we may find it difficult to use our common stock as consideration for acquisitions.

Businesses that we acquire may have unknown liabilities and require unforeseen capital expenditures, which would adversely affect our financial results.

      We may acquire businesses with liabilities that we fail to discover, including liabilities arising from non-compliance with environmental laws by prior owners for which we may be responsible as the successor owner. Moreover, as we integrate a new business, we may discover that required expenses and capital expenditures are greater than anticipated, which would adversely affect our financial results.

Rapid growth may strain our management, operational, financial and other resources, which would adversely affect our financial results.

      Executing our acquisition strategy will require significant time from our senior management. We may also be required to expand our operational and financial systems and controls and our management information systems capabilities. We may also need to attract and train additional senior managers, technical professionals and other employees. Failure to do any of these could restrict our ability to maintain and improve our profitability while continuing to grow.

We may incur charges related to acquisitions, which could lower our earnings.

      We capitalize some expenditures and advances relating to acquisitions and pending acquisitions, but expense indirect acquisition costs, including general corporate overhead, as they are incurred. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any pending acquisition that is not consummated. We, therefore, may incur charges in future periods, which could lower our earnings.

Risks Relating to Our Operations and Corporate Organization

Poor decisions by our regional and local managers could result in the loss of customers or an increase in costs, or adversely affect our ability to obtain future business.

      We manage our operations on a decentralized basis. Therefore, regional and local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers. Poor decisions by regional or local managers could result in the loss of customers or an increase in costs, or adversely affect our ability to obtain future business.

We are vulnerable to factors affecting our local markets, which could adversely affect our stock price relative to our competitors.

      The non-hazardous waste business is local in nature. Accordingly, our business in one or more regions or local markets may be adversely affected by events and economic conditions relating to those regions or markets even if the other regions of the country are not affected. As a result, our financial performance may not compare favorably to our competitors with operations in other regions, and our stock price could be adversely affected.

Seasonal fluctuations will cause our business and results of operations to vary among quarters, which could adversely affect our stock price.

      Based on historic trends experienced by the businesses we have acquired, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and again lower in the fourth quarter. This seasonality generally reflects the lower volume of solid waste generated because of decreased construction and demolition activities during the winter months. Adverse weather conditions negatively affect waste collection productivity, resulting in higher labor and operational costs. The general increase in precipitation during the winter months increases the weight of collected waste, resulting in higher disposal costs, as costs are often calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months. As a result our stock price may be negatively affected by these variations. Additionally, severe weather during any time of the year can negatively affect the costs of collection and disposal and may cause temporary suspensions of our collection and disposal services. Long periods of inclement weather may interfere with collection and landfill operations, delay the construction of landfill capacity and reduce the volume of waste generated by our customers. Any of these conditions can adversely affect our business and results of operations, which could negatively affect our stock price.

Our success depends on key members of our senior management, the loss of any of whom could disrupt our customer and business relationships and our operations.

      We believe that our continued success depends in large part on the sustained contributions of our chairman of the board and chief executive officer, Mr. Tom J. Fatjo, Jr., our president and chief operating officer, Mr. Jerome M. Kruszka, and other members of our senior management. We rely on them to identify and pursue new business opportunities and acquisitions and to execute operational strategies. The loss of services of Messrs. Fatjo, Jr. or Kruszka or any other senior management member could significantly impair our ability to identify and secure new contracts and otherwise disrupt our operations. We do not maintain key person life insurance on any of our senior executives. We have entered into employment agreements with our executive officers that contain non-compete and confidentiality covenants. Despite these agreements, we may not be able to retain these officers and may not be able to enforce the non-compete and confidentiality covenants in their employment agreements.

Members of our senior management will devote a portion of their time to Waste Corporation of America’s operations, which will divert their attention from our business and operations.

      As indicated above, our continued success largely depends on the continued contributions of our senior management. However, as discussed in “Internal Reorganization and Relationship with Waste Corporation of America — Agreements Relating to Internal Reorganization — Administrative Services Agreement,” Messrs. Fatjo, Jr. and Kruszka and other members of our senior management will also serve as executive officers of Waste Corporation of America and, therefore, will devote a portion of their time to matters other than our business and operations. We believe that senior management will devote approximately 10% of their time, on average, to Waste Corporation of America’s operations.

Conflicts of interest to our and our stockholders’ detriment may arise between us and Waste Corporation of America and its controlling equity holder, who owns a significant portion of our equity and has two directors on our board.

      Upon completion of this offering, WCA Partners, L.P. and other related entities will beneficially own approximately 19.3% (approximately 17.7% if the underwriters’ over-allotment option is exercised in full) of our common stock. For a description of WCA Partners, L.P. and its related entities, please read “Principal and Selling Stockholders — WCA Partners, L.P. and Related Entities.” Additionally, these entities will continue to own approximately 60.2% of the equity interests of Waste Corporation of America, our former parent and a privately-held solid waste company with which we have administrative services, non-competition and other arrangements as described in “Internal Reorganization and Relationship with Waste Corporation of America.” Mr. William P. Esping, who is a former director, and members of his family are the primary beneficial owners of these various entities. Messrs. Ballard O. Castleman and Robert P. Lancaster, who are members of our board of directors, have ownership positions in and are employed by such entities. Messrs. Castleman and Lancaster will be continuing directors and will constitute two of the six members of our board after this offering. Because of the substantial ownership interest of WCA Partners, L.P. and related entities in Waste Corporation of America, these entities may, in the event a conflict of interest arises between us and Waste Corporation of America and these entities, favor their interests in Waste Corporation of America over their interests in us to the detriment of us and our other stockholders.

Our officers, directors and current stockholders own a significant interest in our voting stock and may be able to exert significant influence over our management and affairs, which may discourage a potential change of control transaction.

      Upon completion of this offering, our officers, directors and current stockholders will own or control approximately 38.3% of the outstanding shares of our common stock (approximately 35.1% if the underwriters’ over-allotment option is exercised in full). Accordingly, these parties, acting together, could possess a controlling vote on matters submitted to a vote of the holders of our common stock. As long as these individuals beneficially own a significant interest, they will have the ability to significantly influence the election of members of our board of directors and to influence our management and affairs. These parties may be able to cause or prevent a change of control of our company, and this concentration of ownership may have the effect of discouraging others from pursuing transactions involving a potential change of control of our company, in either case regardless of whether a premium is offered over then-current market prices. In addition, upon completion of this offering, WCA Partners, L.P. and other related entities, will collectively beneficially own approximately 19.3% (approximately 17.7% if the underwriters’ over-allotment option is exercised in full) of our common stock, as well as approximately 60.2% of the equity of Waste Corporation of America with which we have administrative services, non-competition and other arrangements as described in “Internal Reorganization and Relationship with Waste Corporation of America.” This concentration of ownership, the potential ability to significantly influence our management and affairs, and the potential conflicts of interests relating to Waste Corporation of America may have the effect of preventing or discouraging transactions involving a potential change of control or otherwise adversely affect us.

We may be required to make payments to stockholders exercising dissenter’s rights of appraisal with respect to our reorganization merger occurring immediately prior to this offering, which payments may reduce our available cash in a material amount and adversely affect our operations.

      Immediately prior to this offering and as part of the internal reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” we merged with one of our wholly-owned subsidiaries. Holders of approximately 80% of our common stock prior to this offering approved the merger proposal. Within 20 days after we mail notice of the merger, the other holders of stock prior to this offering may exercise dissenter’s rights of appraisal. If such a stockholder properly and timely exercises appraisal rights, the stockholder would be entitled to have the fair value of such stockholder’s stock (plus a fair rate of interest) to be judicially determined and paid in cash. Fair value would be determined exclusive of any element of value arising from the accomplishment or expectation of the merger, including value arising from this offering. Depending on the number of shares covered by properly exercised dissenter’s rights, if any, and on the judicial determination of value, the amount of the awards to dissenting stockholders may be material and would reduce the amount of cash available for operations.

Risks Related To This Offering

If a market does not develop for our common stock, you may not be able to sell your shares of common stock at an attractive price or at all.

      Prior to this offering, you could not buy or sell our common stock publicly. Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “WCAA,” subject to official notice of issuance. The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. An active public market for our common stock may not develop or continue after the offering. If a market does not develop or continue, you may not be able to sell your common stock at or above our initial public offering price or at all. The initial public offering price of our common stock will be determined through negotiations between the representatives of the underwriters and us and may not be indicative of the price that will prevail in the open market. Trading prices for our common stock will be influenced by many factors, including variations in our financial results, changes in earnings estimates and recommendations by industry research analysts, investors’ perceptions of us, future announcements concerning our business, operating and stock price performance of companies that investors deem comparable to us, prevailing interest rates, changes and developments affecting the solid waste industry and general economic, industry and market conditions. Future sales of shares by existing stockholders could also affect our stock price.

Shares held by some of our existing stockholders cannot be offered for immediate resale, but such shares may be sold into the market in the near future. This selling could cause the market price of our common stock to drop significantly.

      If our existing stockholders sell substantial amounts of our common stock in the public market following the offering or if there is a perception that they may do so, the market price of our common stock could decline. Based on shares outstanding as of March 31, 2004, upon completion of the offering, we will have 14,588,263 outstanding shares of common stock. Of these shares, 9,000,000 shares of common stock sold in this offering by us and the selling stockholders and the remaining 5,588,263 shares of common stock outstanding upon completion of this offering will be freely tradable. In connection with this offering, our officers, directors and WCA Partners, L.P. and related entities will enter into the lock-up agreements with respect to 4,303,373 shares of our common stock as described in “Underwriting.” After these lock-up agreements expire, these shares will be eligible for sale in the public market, subject to volume limits and manner of sale requirements. In addition, subject to the expiration of lock-up agreements, the 664,000 shares subject to approved options, the 336,000 remaining shares reserved for future issuance under the 2004 WCA Waste Corporation Incentive Plan and the 247,242 shares issuable pursuant to warrants will become available for sale immediately upon the exercise of those options or warrants, as the case may be, subject to certain volume and manner of sale requirements.

As a new investor, you will experience immediate and substantial dilution as a result of this offering and the future exercise of warrants could result in additional dilution.

      The initial public offering price is expected to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in the offering will incur immediate and substantial dilution in the amount of $7.14 per share, based on an assumed initial public offering price of $10.00 per share. Moreover, 247,242 shares of common stock will be issuable upon the full exercise of outstanding warrants that may result in additional dilution.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could prohibit a change of control that our stockholders may favor and which could negatively affect our stock price.

      Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our amended and restated certificate of incorporation and our amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to provisions of our amended and restated bylaws concerning the number of directors;

•	limit who may call special meetings;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders meeting; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

      In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder. For more information, please read “Description of Capital Stock.”

We do not anticipate paying cash dividends on our common stock in the foreseeable future, so you can only realize a return on your investment by selling your shares of our common stock.

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, capital requirements, earnings and other factors and are and will be restricted by the terms of our new credit facility. Please read “Dividend Policy.”

We may issue preferred stock that has a liquidation or other preference over our common stock without the approval of the holders of our common stock, which may affect those holders rights or the market price of our common stock.

      Our board of directors is authorized to issue series of shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus are forward-looking statements. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “should,” “intend,” “seek,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “continue,” or “opportunity,” the negatives of these words, or similar words or expressions. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements.

      We caution that forward-looking statements are not guarantees and are subject to known and unknown risks and uncertainties. We caution you not to place undue reliance on forward-looking statements because our actual results could differ materially from those expressed or implied in any forward-looking statements. Important factors that could cause our actual results of operations or our actual financial condition to differ from any forward-looking statements include, but are not limited to, the following:

•	we may not be able to obtain or maintain the permits necessary for operation and expansion of our existing landfills or landfills that we might acquire;

•	our costs may increase for, or we may be unable to provide, necessary financial assurances to governmental agencies under applicable environmental regulations relating to our landfills;

•	governmental regulations may require increased capital expenditures or otherwise affect our business;

•	we depend in part on acquisitions for growth, we may be required to pay higher prices for acquisitions and we may experience difficulty in integrating and deriving synergies from acquisitions, or finding acquisition targets suitable to our growth strategy;

•	businesses that we acquire may have undiscovered liabilities;

•	we may not always have access to the additional capital that we require to execute our growth strategy or our cost of capital may increase;

•	possible changes in our estimates of site remediation requirements, final capping, closure and post-closure obligations, compliance, regulatory developments and insurance costs;

•	the effect of limitations or bans on disposal or transportation of out-of-state waste or certain categories of waste; and

•	general economic and market conditions including, but not limited to, inflation and changes in fuel, labor, risk and health insurance, and other variable costs that are generally not within our control.

These and other risks and uncertainties are described in “Risk Factors.”

      The forward-looking statements included in this prospectus are only made as of the date of this prospectus, and we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

      The information in this prospectus is accurate as of           , 2004. You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales of our common stock are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or any sale of shares of our common stock.

INTERNAL REORGANIZATION AND RELATIONSHIP WITH

WASTE CORPORATION OF AMERICA

General

      We were formed and began operations in September 2000 when we acquired particular assets from Waste Management, Inc. As a result of an internal corporate reorganization completed prior to the consummation of this offering, we briefly became the parent of Waste Corporation of America, our former parent. As part of the reorganization, Waste Corporation of America was spun off, our company and Waste Corporation of America became separate companies and the former stockholders of Waste Corporation of America became our stockholders. Prior to this offering WCA Partners, L.P., a closely-held investment fund, and other related entities controlled approximately 60.2% of both our and Waste Corporation of America’s outstanding equity. After this offering, such entities will beneficially own approximately 19.3% (approximately 17.7% if the underwriter’s over-allotment option is exercised in full) of our common stock. Please read “Principal and Selling Stockholders — WCA Partners, L.P. and Related Entities.”

      While we have shared executive officers with Waste Corporation of America since our formation, we have conducted and financed our operations separately from the operations of other Waste Corporation of America subsidiaries. None of the employees operating our assets on a day-to-day basis perform any services for Waste Corporation of America or its subsidiaries. The reorganization was undertaken to formalize this pre-existing separation between our operations and the other operations of Waste Corporation of America and to consolidate the operations, assets and liabilities associated with Waste Corporation of America’s Florida, Colorado and New Mexico operations in Waste Corporation of America and its current subsidiaries.

      After this offering, Waste Corporation of America and its subsidiaries will continue to operate their waste operations in Florida, Colorado and New Mexico and to own other assets. Subject to the restrictions in the mutual non-competition agreement with us described below, Waste Corporation of America could expand its operations. However, we understand that Waste Corporation of America and its subsidiaries intend to devote most of their efforts in the short term to increasing revenue and reducing debt and, in that connection, to evaluating assets with a view to potentially selling them.

Agreements Relating to Internal Reorganization

      In connection with the internal reorganization, we entered into two agreements: a Reorganization Agreement and an Administrative Services Agreement. We entered into these agreements when we were members of a corporate group including Waste Corporation of America and its subsidiaries. Their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

      Reorganization Agreement. In connection with the internal reorganization, we agreed to contribute $20.0 million to Waste Corporation of America upon completion of this offering. Of this amount, Waste Corporation of America will apply approximately $13.9 million to repay a note and accrued interest to Waste Management, Inc. that was issued in connection with our purchase of assets in September 2000. The remaining balance of $6.1 million represents an amount required to separate our operations from Waste Corporation of America. Because a portion of the contribution obligation (which will be satisfied with the proceeds of this offering) is being used to satisfy this note, the note balance has been reflected in our consolidated balance sheets included elsewhere in this prospectus. We do not have any ongoing obligation to make future payments to Waste Corporation of America.

      The Reorganization Agreement also contains a mutual five year non-competition agreement, pursuant to which we and our subsidiaries agreed not to acquire or operate any waste operations within 50 miles of any of Waste Corporation of America’s or its subsidiaries’ current operations in Florida, Colorado or New Mexico, and Waste Corporation of America and its subsidiaries have agreed not to acquire or operate any waste operations within 50 miles of any of our or our subsidiaries’ current operations in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee or Texas. Finally, the Reorganization Agreement

contains certain agreements and indemnities with respect to taxes and tax attributes with respect to periods prior to the reorganization.

      Pursuant to the Reorganization Agreement and related agreements, we assumed the obligation to issue shares upon the exercise of options and warrants that had been previously issued by Waste Corporation of America. Subsequently, we issued 1,330,056 shares (after giving effect to a merger and reverse stock split prior to this offering) of our common stock in cancellation of approximately 90% of such options and warrants of Waste Corporation of America. We will recognize an estimated charge of $11.6 million in connection with the cancellation of options and warrants and the issuance of common stock. Please read “Certain Relationships and Related Transactions — Cancellation of Options and Warrants.”

      Administrative Services Agreement. Prior to the reorganization, one of our subsidiaries employed all of the personnel used by us and Waste Corporation of America and our respective subsidiaries, including our executive officers (who are also the executive officers of Waste Corporation of America). Our subsidiary entered into a master leasing arrangement with us, Waste Corporation of America and other subsidiaries under which it provided the services of employees and executive officers. In addition, we operated and provided most of the administrative systems, services and facilities, including information technology, accounting and payroll systems and insurance, human resources, legal, tax and treasury services, for all of our subsidiaries and Waste Corporation of America and its subsidiaries.

      In connection with the reorganization, we and our subsidiaries entered into an Administrative Services Agreement, pursuant to which we and our subsidiaries will continue to provide all of the services described above to Waste Corporation of America and its subsidiaries. Waste Corporation of America has agreed to pay us a fee of $40,000 per month for such administrative services (including the services of our executive officers) plus all direct and other allocated costs incurred on behalf of Waste Corporation of America and its subsidiaries. Until we and Waste Corporation of America can practically separate required bonding, insurance and other similar arrangements supporting financial assurances to governmental agencies as to our respective landfills, we will continue to maintain such arrangements in place as part of our administrative services and Waste Corporation of America will be responsible to us for any costs or claims relating to its landfills or operations. Waste Corporation of America has also paid our executive officers a lump sum payment, and it may make future payments to them in the sole discretion of the board of directors of Waste Corporation of America, taking into account such factors as the reduction of Waste Corporation of America’s debt and the results of operations of Waste Corporation of America. We will not review or pass upon any such payments, as they are unrelated to our operations.

      On each anniversary of the Administrative Services Agreement, we will review with Waste Corporation of America the fee payable under the Administrative Services Agreement to determine whether it should be adjusted to reflect the level of the services then provided. We have agreed with Waste Corporation of America that neither party will unreasonably withhold its consent to any proposed adjustments. Our audit committee will review and pass on any proposed agreement regarding any adjustments. The Administrative Services Agreement has a five-year term.

Corporate Structure Before and After the Offering

      In connection with our internal reorganization:

•	Waste Corporation of America became our subsidiary and we became the owner of WCA Holdings, Inc. and its wholly owned operating subsidiary, WCA Waste Systems, Inc.; and

•	Immediately prior to this offering, the equity interests of Waste Corporation of America were distributed to the holders of our equity prior to this offering.

      The following diagrams depict certain stages of the internal reorganization and our corporate structure immediately after this offering. The following diagrams do not depict all of the steps of the internal reorganization.

Waste Corporation of America/WCA Waste Corporation Prior to Reorganization

As one step in the Reorganization, Waste Corporation of America merges with WCA Merger Co.

      The shaded boxes above reflect WCA Waste Corporation and its various subsidiaries on a post-reorganization basis.

      The first diagram on page 22, entitled “Waste Corporation of America/ WCA Waste Corporation Prior to Reorganization,” shows Waste Corporation of America in a box at the top, indicating that it is the parent company, with three columns of boxes below it, each representing a different subsidiary or group of subsidiaries. The left column has two boxes entitled “WCA Waste Corporation” and “WCA Merger Co.” (in descending order). The center column has three boxes entitled “WCA Holdings Corporation,” “WCA Waste Systems, Inc.” and “Operating Subsidiaries” (in descending order). The right column has a single box entitled “Three Colorado-Florida Operating Subsidiaries.” Each of the boxes in the left and center columns are shaded, while the box in the right column and the box on top entitled “Waste Corporation of America” are not shaded. As the text states, the shaded boxes are intended to reflect WCA Waste Corporation and its various subsidiaries on a post-reorganization basis.

      The second diagram on page 22, entitled “As one step in Reorganization, Waste Corporation of America merges with WCA Merger Co.” is the exact same as the first diagram, except it also includes a dotted line with an arrow that links the box entitled “Waste Corporation of America” to the box entitled “WCA Merger Co.” The line is intended to show that Waste Corporation of America is merging with and into WCA Merger Co.

Waste Corporation of America/WCA Waste Corporation Immediately

after the Reorganization and Prior to the Offering

After Final Steps of the Reorganization and Public Offering

      The shaded boxes above reflect WCA Waste Corporation and its various subsidiaries on a post-reorganization basis.

      The first diagram on page 23, entitled “Waste Corporation of America/ WCA Waste Corporation Immediately after the Reorganization and Prior to the Offering,” shows WCA Waste Corporation in a box at the top as the parent entity with two columns of boxes below it, each representing a different subsidiary or group of subsidiaries. The left column has three boxes entitled “WCA Holdings Corporation,” “WCA Waste Systems, Inc.” and “Operating Subsidiaries” (in descending order). The right column has two boxes entitled “Waste Corporation of America” and “Three Colorado-Florida Operating Subsidiaries” (in descending order). Each of the boxes in the left column and the box on top entitled “WCA Waste Corporation” are shaded, while the boxes in the right column are not shaded. As the text states, the shaded boxes are intended to reflect WCA Waste Corporation and its various subsidiaries on a post-reorganization basis.

      The second diagram on page 23, entitled “After Final Steps of the Reorganization and Public Offering,” shows two separate columns that are intended to show the separate businesses of WCA Waste Corporation and Waste Corporation of America after the reorganization. The left column shows the following five boxes, each representing a different company, subsidiary or group of individuals, “Public and Existing Waste Corporation Stockholders,” “WCA Waste Corporation,” “WCA Holdings Corporation,” “WCA Waste Systems, Inc.” and “Operating Subsidiaries” (in descending order). The right column shows the following three boxes, each representing a different company, subsidiary or group of individuals, “Existing Waste Corporation Stockholders,” “Waste Corporation of America” and “Three Colorado-Florida Operating Subsidiaries” (in descending order). Each of the boxes in the left column are shaded except for the box entitled “Public and Existing Waste Corporation Stockholders,” while the boxes in the right column are not shaded. As the text states, the shaded boxes are intended to reflect WCA Waste Corporation and its various subsidiaries on a post-reorganization basis. Further, a dotted line entitled “Administrative Services Agreement” connects the boxes entitled “WCA Waste Corporation” in the left column and the box entitled “Waste Corporation of America” in the right column. The line is intended to show that these two entities are party to an Administrative Services Agreement.

USE OF PROCEEDS

      We estimate that the proceeds we will receive from the sale of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $59.0 million. If the underwriters’ over-allotment option is exercised in full, we estimate our net proceeds will be approximately $71.6 million. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

      We intend to use the net proceeds from this offering as follows:

•	$10.5 million to repay an outstanding term loan;

•	$28.5 million to repay indebtedness outstanding under our revolving credit facility; and

•	$20.0 million to satisfy a contingent contribution obligation to Waste Corporation of America.

      As of March 31, 2004, we had $10.5 million outstanding under a term loan that matures on September 30, 2006. The term loan bears interest at the floating rate of LIBOR plus 2.5% to 3.5%. As of March 31, 2004, the interest rate was 4.375%. This term loan was incurred to finance acquisitions, operating capital and general corporate purposes. As of March 31, 2004, we had approximately $34.1 million outstanding under our revolving credit facility that matures on September 30, 2006. The revolving credit facility bears interest at a floating rate of LIBOR plus 2.5% to 3.5%. As of March 31, 2004, the interest rate was 4.375%. This revolving credit facility was used for acquisitions, operating capital and general corporate purposes. As disclosed above, we will repay $39.0 million of indebtedness under the term loan and revolving credit facility with the net proceeds of this offering.

      In connection with this offering, we will amend and restate our credit facility. After making the repayments discussed above, we expect to have borrowing capacity under our amended and restated $125.0 million credit facility. This credit facility will allow us to borrow to fund strategic acquisitions of other solid waste businesses subject to our compliance with certain financial covenants. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility.”

      As part of our internal reorganization we agreed to contribute $20.0 million to our former parent, Waste Corporation of America upon completion of this offering. Of this amount, approximately $13.9 million, including $0.6 million of accrued interest, will be used to repay a note issued to Waste Management, Inc. in connection with our purchase of assets in September 2000. The remaining balance of $6.1 million represents an amount required to separate our operations from Waste Corporation of America. Because a portion of the contribution obligation (which will be satisfied with the proceeds of this offering) is being used to satisfy this note, the note balance has been reflected in our consolidated balance sheets included elsewhere in this prospectus. We do not have any ongoing obligations to make future payments to Waste Corporation of America to fund its operations.

      At this time, we do not have probable acquisitions that are significant enough to require us to provide historical and pro forma financial information. We are, however, conducting discussions concerning potential acquisitions.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Our new credit facility prohibits payment of cash dividends by our primary operating subsidiary to us (or any intermediary) under all circumstances, meaning we have very limited sources of cash. Any future dividends declared would be subject to a relaxation of this prohibition, would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the other terms of our credit facility and other financing agreements at the time a dividend is considered, and other relevant factors. Our only source of cash to pay dividends is distributions from our subsidiaries, which as discussed above is prohibited by the terms of our new credit facility.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, current maturities of long-term debt and capitalization as of March 31, 2004, as adjusted to give effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America,” and as further adjusted to give effect to the issuance of 6,587,947 shares of common stock by us in this offering, the repayment of $39.0 million of indebtedness and satisfaction of a $20.0 million contingent contribution obligation as described under “Use of Proceeds.”

      This table is derived from and should be read together with our consolidated financial statements and the related notes included in this prospectus beginning on page F-1. You should also read this table in connection with the information set forth under “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	As of March 31, 2004

			As Further
	Actual	As Adjusted(1)	Adjusted(2)

	(In thousands, except share data)
Cash and cash equivalents	$420	$420	$420
Current maturities of long-term debt	3,972	3,972	1,664
Long-term debt, less current maturities and discount	78,546	65,203	28,511
Contingent contribution obligation(1)	—	20,000	—
Stockholders’ equity:
Common stock, $0.01 par value; 25,000,000 shares authorized; 8,000,316 issued and outstanding actual and as adjusted; and 14,588,263 shares issued and outstanding as further adjusted	80	80	146
Additional paid-in capital	12,105	6,015	64,949
Retained earnings	6,408	6,408	6,408

Total stockholders’ equity	18,593	12,503	71,503

Total capitalization	$101,531	$102,098	$102,098

(1)	As adjusted to give effect to the transactions described under “Internal Reorganization and Relationship with Waste Corporation of America.” As described in that section, as part of our internal reorganization we agreed to contribute $20.0 million to Waste Corporation of America upon completion of this offering. Of this amount, approximately $13.9 million, including $0.6 million of accrued interest, will be used to repay a note to Waste Management, Inc. which was issued in connection with our purchase of assets in September 2000. The remaining balance of $6.1 million represents an amount required to separate our operations from Waste Corporation of America. Because a portion of the contribution obligation (which will be satisfied with the proceeds of this offering) is being used to satisfy this note, the note balance has been reflected in our consolidated balance sheets included elsewhere in this prospectus. We do not have any ongoing obligations to make future payments to Waste Corporation of America to fund its operations.

(2)	As further adjusted to give effect to the issuance of 6,587,947 shares of common stock by us in this offering, the repayment of $39.0 million of indebtedness and the satisfaction of a $20.0 million contingent contribution obligation as described under “Use of Proceeds.”

DILUTION

      If you invest in our common stock, your investment will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating our total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

      After giving pro forma effect to the satisfaction of a $20.0 million contingent contribution obligation as disclosed in “Internal Reorganization and Relationship with Waste Corporation of America,” our pro forma net tangible book value as of March 31, 2004 would have been a deficit of $17.3 million.

      After giving effect to the issuance of 6,587,947 shares of common stock by us in this offering, at an assumed initial public offering price of $10.00 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and after giving effect to the issuance of 1,330,056 shares (after giving effect to a merger and reverse stock split prior to this offering) of common stock and the satisfaction of a $20.0 million contingent contribution obligation in connection with our internal reorganization, our net tangible book value, as of March 31, 2004, would have been approximately $41.7 million, or $2.86 per share. This represents an immediate increase in net tangible book value of $5.03 per share to existing stockholders and an immediate dilution in net tangible book value of $7.14 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value per share at March 31, 2004	$(2.17)
Increase in net tangible book value per share attributable to new investors	5.03
Pro forma net tangible book value per share after this offering		2.86

Dilution in net tangible book value per share to new investors		$7.14

      The following table shows on a pro forma basis at March 31, 2004, the total number of shares of common stock purchased, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this offering.

	Shares Purchased(1)		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Paid Per Share

Existing stockholders(2)	8,000,316	54.8%	$12,185,000	15.6%	$1.52
New investors	6,587,947	45.2	65,879,000	84.4	10.00

Total	14,588,263	100.0%	$78,064,000	100.0%

(1)	The number of shares disclosed for the existing stockholders includes 2,412,053 shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

(2)	Includes 1,330,056 shares (after giving effect to a merger and reverse stock split prior to this offering) issued in connection with the cancellation of options and warrants as part of our internal reorganization.

Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 5,588,263, or approximately 38.3% of the total number of shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to 9,000,000, or approximately 61.7% of the total number of shares of common stock outstanding after this offering.

      The discussion and tables above exclude:

•	247,242 shares of our common stock that are issuable pursuant to warrants having an exercise price ranging from $16.27 to $24.40 per share; and

•	336,000 shares of common stock reserved for future issuance under the 2004 WCA Waste Corporation Incentive Plan and 664,000 shares of common stock issuable upon exercise of stock options that have been approved under the plan with an exercise price equal to the initial public offering price. Please read “Management — Incentive Plan.”

      Since the exercise price with respect to such options and warrants equals or exceeds the initial public offering price paid by our new investors in this offering, the issuance of shares upon exercise of the options and warrants will not result in dilution to pro forma net tangible book value per share. However, the percentage of shares purchased by new investors (including shares that they are purchasing from selling stockholders) would have been 58.1% if the 664,000 shares of common stock issuable upon exercise of outstanding stock options and the outstanding warrants were exercised, after giving effect to the issuance of shares and the reverse stock split in connection with the internal reorganization as described above.

SELECTED FINANCIAL DATA

      The selected financial data presented below for each of the years in the three-year period ended December 31, 2003 are derived from our consolidated financial statements appearing elsewhere in this prospectus. The selected financial data for the three-months ended December 31, 2000 represent the period from our formation through the end of our first fiscal year and are derived from our unaudited financial statements. The selected financial data presented below for, and as of, the three-month periods ended March 31, 2003 and 2004 are derived from our unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting of only normal and recurring adjustments, necessary to present fairly the financial position and results of operations as of and for such periods. The results for the interim period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. You should read the information set forth below in connection with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus beginning on page F-1.

	Historical						Pro Forma(5)

	Three Months				Three Months			Three Months
	Ended	Year Ended December 31,			Ended March 31,		Year Ended	Ended
	December 31,						December 31,	March 31,
	2000	2001	2002	2003	2003	2004	2003	2004

	(In thousands except per share data)
Consolidated Statements of Operations Data:
Revenue	$12,986	$57,721	$62,162	$64,226	$14,799	$15,891	$64,226	$15,891
Expenses:
Cost of services (1),(2)	8,381	35,841	38,336	41,666	10,045	10,630	41,666	10,630
Depreciation and amortization	1,528	6,684	6,229	7,812	1,762	1,933	7,812	1,933
General and administrative
Stock-based compensation(3)	—	—	—	1,220	84	30	1,220	30
Other general and administrative	757	4,135	4,432	3,922	1,062	1,252	3,922	1,252

Total expenses	10,666	46,660	48,997	54,620	12,953	13,845	54,620	13,845

Operating income	2,320	11,061	13,165	9,606	1,846	2,046	9,606	2,046

Other income (expense):
Interest expense, net(2)	(2,220)	(10,153)	(9,466)	(5,220)	(1,262)	(1,267)	(2,446)	(557)
Other income (expense), net	24	(53)	20	28	20	1	28	1

Other (income) expense	(2,196)	(10,206)	(9,446)	(5,192)	(1,242)	(1,266)	(2,418)	(556)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	124	855	3,719	4,414	604	780	7,188	1,490
Income tax expense	(110)	(359)	(1,727)	(1,753)	(241)	(311)	(2,821)	(584)

Income from continuing operations before cumulative effect of changes in accounting principles	14	496	1,992	2,661	363	469	$4,367	$906

Discontinued operations, net of tax	81	(201)	(816)	93	(82)	—

Income before cumulative effect of changes in accounting principles	95	295	1,176	2,754	281	469
Cumulative effect of changes in accounting principles, net of tax(4)	—	(721)	—	2,324	2,324	—

Net income (loss)	$95	$(426)	$1,176	$5,078	$2,605	$469

	Historical						Pro Forma(5)

					Three Months
	Three Months	Year Ended			Ended			Three Months
	Ended	December 31,			March 31,		Year Ended	Ended
	December 31,						December 31,	March 31,
	2000	2001	2002	2003	2003	2004	2003	2004

	(In thousands except per share data)
Per Share Data — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$—	$0.06	$0.25	$0.33	$0.05	$0.06	$0.30	$0.06

Discontinued operations, net of tax	0.01	(0.02)	(0.10)	0.01	(0.01)	—

Income before cumulative effect of changes in accounting principles	0.01	0.04	0.15	0.34	0.04	0.06
Cumulative effect of changes in accounting principles net of tax	—	(0.09)	—	0.29	0.29	—

Net income (loss)	$0.01	$(0.05)	$0.15	$0.63	$0.33	$0.06

Weighted average shares outstanding — basic and diluted	8,000	8,000	8,000	8,000	8,000	8,000	14,588	14,588
Other Financial Data:
Capital expenditures	$3,036	$8,066	$9,886	$7,721	$1,034	$1,922	$7,721	$1,922

					As of
	As of December 31,				March 31,

	2000	2001	2002	2003	2004

	(In thousands)
Consolidated Balance Sheet Data:
Property and equipment, net	$58,361	$64,147	$67,555	$70,726	$70,816
Total assets	113,253	116,681	122,668	116,685	117,820
Current maturities of long-term debt	8,648	6,749	3,602	4,004	3,972
Long-term debt, less current maturities and discount	66,167	68,908	78,466	78,696	78,546
Total stockholders’ equity	22,517	19,259	17,734	18,567	18,593

(1)	We acquired prepaid disposal rights in connection with our acquisition of assets from Waste Management, Inc. in 2000. During the years ended December 31, 2001, 2002 and 2003, we recorded $61, $97 and $302, respectively, for the use of such disposal rights as a non-cash component of cost of services. Please read note 3 to our consolidated financial statements. Historically, we have utilized these prepaid disposal rights in our west Texas operations, which we sold during 2003 and are reflected as discontinued operations. In the future, we will use these prepaid disposal rights for our continuing operations. During the years ended December 31, 2001, 2002 and 2003, we utilized $2,011, $1,902 and $1,307, respectively, of prepaid disposal rights in discontinued operations.

(2)	We have material financial commitments for the costs associated with our future obligations for final closure and post-closure maintenance of the landfills we own and operate. During the years ended December 31, 2001, 2002 and 2003, we have recorded $111, $146 and $207, respectively, as a non-cash component of cost of services and $339, $107 and $0, respectively, as a non-cash component of interest expense for the provision and accretion expense relating to these future obligations. Although these are non-cash expenses for the periods presented, the ultimate liability will be settled in cash. Please read note 1 to our consolidated financial statements for further discussion of landfill accounting and the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(3)	Represents a non-cash compensation charge in connection with stock options outstanding as of December 31, 2003. Prior to the internal reorganization in 2004, Waste Corporation of America had options and warrants outstanding. As part of the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. Subsequently, we extinguished approximately 90% of such outstanding stock options and warrants by issuing 1,330,056 shares (after giving effect to a merger and reverse stock split prior to this offering) of our common stock. We will recognize an estimated charge of $11.6 million in connection with the cancellation of these options and warrants and issuance of common stock in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(4)	The $721 (net of $442 tax benefit) cumulative effect of change in accounting principle for the year ended December 31, 2001 is due to the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Certain Hedging Activities” relating to our interest rate swap agreement. The $2,324 (net of $1,425 tax expense) cumulative effect of change in accounting principle for the year ended December 31, 2003 relates to our adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”

(5)	The pro forma consolidated statements of operations reflect the reduction in interest expense and related tax impact from the application of the net proceeds from the offering of $39.0 million which will be used to repay long-term debt with an average interest rate of 4.375%. Additionally, the satisfaction of the $20.0 million contingent contribution obligation will result in the repayment of the 8.5% note to Waste Management, Inc. These pro forma adjustments are reflected as if the debt was repaid on the first day of the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read together with the historical consolidated financial statements and the notes thereto included in this prospectus beginning on page F-1. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please read “Risk Factors.”

Executive Overview

      We are a vertically integrated, non-hazardous solid waste management company providing non-hazardous construction/demolition, industrial and municipal solid waste collection, transfer and disposal services in the south and central regions of the United States. As of March 31, 2004, we served approximately 87,000 commercial, industrial and residential customers in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas. We serve our customers through fifteen collection operations, eight transfer stations, six municipal solid waste (MSW) landfills and seven construction and demolition debris (C&D) landfills. One of our transfer stations and two of our landfills, one MSW landfill and one C&D landfill, are fully permitted but have not yet commenced operations. Additionally, we currently operate but do not own two additional transfer stations, and we hold certain prepaid disposal rights at landfills in Texas, Oklahoma and Arkansas owned and operated by one of our competitors.

      In September 2000, we were formed and acquired assets constituting 32 separate solid waste management operations from Waste Management, Inc. These assets and operations became the core of our operations. From our formation through March 31, 2004, we acquired and successfully integrated over 42 separate operating locations acquired in a total of eight transactions (including the transaction with Waste Management, Inc. in 2000).

      We intend to increase both our revenue and our operating margins by: (i) vertically integrating our operations and internalizing the disposal of waste we collect; (ii) using acquisitions to increase our internalization of waste in our existing markets and to expand our operations into new markets; (iii) utilizing a decentralized management structure for overseeing day-to-day operations; (iv) focusing on local markets; and (v) improving operating margins through economies-of-scale, cost efficiencies and asset utilization.

Acquisition Strategy

      We intend to continue making solid waste acquisitions in our existing markets and entering selected additional markets in the south and central regions of the United States. Our acquisition strategy will target operations that will benefit from our core operating strategy of maximizing the “internalization” of waste. In markets where we already own a landfill, we intend to focus on expanding our presence by acquiring smaller companies that also operate in that market or in adjacent markets (“tuck-in” acquisitions). Tuck-in acquisitions will allow growth in revenue and increase market share and enable integration and consolidation of duplicative facilities and functions to maximize cost efficiencies and economies-of-scale. We will typically seek to enter a new market by acquiring a permitted landfill operation in that market. Upon acquiring a landfill in a new market, we then expand our operations to collection services by acquiring collection operations in the new market and internalizing the waste into our landfill.

General

      Our operations consist of the collection, transfer and disposal of non-hazardous construction and demolition debris and industrial and municipal solid waste. Our revenues are generated primarily from our collection operations to residential, commercial and roll-off customers and landfill disposal services. Roll-off service is the hauling and disposal of large waste containers (typically between 10 and 50 cubic yards) that are loaded onto and off of the collection vehicle. The following table reflects our total revenue by source for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (dollars in thousands).

							Three months ended March 31,

	2001		2002		2003		2003		2004

	$	%	$	%	$	%	$	%	$	%

Collection:
Residential	$12,229	21.2%	$11,868	19.1%	$11,272	17.6%	$2,766	18.7%	$2,582	16.2%
Commercial	12,321	21.3%	12,307	19.8%	12,056	18.8%	2,974	20.1%	2,929	18.4%
Roll-off	12,777	22.1%	15,548	25.0%	18,175	28.3%	4,111	27.8%	4,712	29.7%
Other	245	0.4%	46	0.1%	258	0.4%	60	0.4%	68	0.4%

Total collection	37,572	65.1%	39,769	64.0%	41,761	65.0%	9,911	67.0%	10,291	64.8%

Disposal	24,681		27,493		28,460		6,574		6,830
Less: Intercompany	(6,198)		(6,577)		(7,413)		(1,958)		(1,945)

Disposal, net	18,483	32.0%	20,916	33.6%	21,047	32.8%	4,616	31.2%	4,885	30.7%

Transfer and other, net	1,666	2.9%	1,477	2.4%	1,418	2.2%	272	1.8%	715	4.5%

Total revenue	$57,721	100.0%	$62,162	100.0%	$64,226	100.0%	$14,799	100.0%	$15,891	100.0%

      No single contract or customer accounted for more than 2% of our revenues for the years ended December 31, 2001, 2002 or 2003, or for the three months ended March 31, 2004.

      Costs of services include, but are not limited to, labor, fuel and other vehicle operating expenses, equipment maintenance, disposal fees paid to third-party disposal facilities, insurance premiums and claims expense, third-party transportation expense and state waste taxes. On December 1, 2001, we converted to a $250,000 deductible insurance policy for general liability, workers’ compensation and automobile liability. The frequency and amount of claims or incidents could vary significantly from quarter to quarter and/or year to year, resulting in increased volatility of our costs of services.

      General and administrative expenses include the salaries and benefits of our senior management, certain centralized reporting and cash management costs and other overhead costs associated with our corporate office.

      Depreciation expense includes depreciation of fixed assets over their estimated useful lives using the straight-line method. Prior to January 1, 2002, amortization expense included the amortization of goodwill.

      We capitalize third-party expenditures related to pending acquisitions, such as legal, engineering, and accounting expenses, and certain direct expenditures such as travel costs. We expense indirect acquisition costs, such as salaries and other corporate services, as we incur them. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. As of March 31, 2004, we had no capitalized costs relating to pending acquisitions.

      Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired entities. In allocating the purchase price of an acquired company among its assets, we first assign value to the tangible assets, followed by intangible assets such as covenants not to compete and any remaining amounts are then allocated to goodwill.

Results of Operations

      The following table sets forth items in our consolidated statement of operations in thousands and as a percentage of revenues for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (dollars in thousands):

							Three Months Ended March 31,

	Years Ended December 31,						2003		2004

	2001		2002		2003		(Unaudited)

	$	%	$	%	$	%	$	%	$	%

Revenue	$57,721	100.0	$62,162	100.0	$64,226	100.0	$14,799	100.0	$15,891	100.0
Cost of services	35,841	62.1	38,336	61.7	41,666	64.8	10,045	67.9	10,630	66.8
Depreciation and amortization	6,684	11.5	6,229	10.0	7,812	12.2	1,762	11.9	1,933	12.2
General and administrative	4,135	7.2	4,432	7.1	3,922	6.1	1,062	7.2	1,252	7.9
Non-cash compensation charge	—	—	—	—	1,220	1.9	84	0.5	30	0.1

Operating income	11,061	19.2	13,165	21.2	9,606	15.0	1,846	12.5	2,046	13.0
Interest expense, net	(10,153)	(17.6)	(9,466)	(15.2)	(5,220)	(8.1)	(1,263)	(8.5)	(1,267)	(8.0)
Other income (expense), net	(53)	(0.1)	20	0.0	28	0.0	21	0.1	1	0.0
Income tax expense	(359)	(0.6)	(1,727)	(2.8)	(1,753)	(2.7)	(241)	(1.6)	(311)	(2.0)

Income from continuing operations before cumulative effect of changes in accounting principles	496	0.9	1,992	3.2	2,661	4.2	363	2.5	469	3.0
Loss from discontinued operations, net of tax	(201)	(0.4)	(816)	(1.3)	(156)	(0.3)	(82)	(0.6)	—	—
Gain on disposal of discontinued operations, net of tax	—	—	—	—	249	0.4	—	—	—	—
Cumulative effect of changes in accounting principles, net of tax	(721)	(1.2)	—	—	2,324	3.6	2,324	15.7	—	—

Net income (loss)	$(426)	(0.7)	$1,176	1.9	$5,078	7.9	$2,605	17.6	$469	3.0

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Revenue. Total revenue for the three months ended March 31, 2004 increased $1.1 million, or 7%, to $15.9 million from $14.8 million for the three months ended March 31, 2003. Of this increase, $0.5 million is due to the commencement of two transfer station operating contracts, and the opening of an owned but previously inactive landfill during the interim periods. The remaining increase is primarily due to landfill volume increases.

      Cost of services. Total cost of services for the three months ended March 31, 2004 increased $0.6 million, or 6%, to $10.6 million from $10.0 million for the three months ended March 31, 2003. The increase is primarily due to the commencement of the two transfer station operating contracts, and the opening of an owned but previously inactive landfill during the interim periods.

      Depreciation and amortization. Depreciation and amortization expenses for the three months ended March 31, 2004 increased $0.1 million, or 10%, to $1.9 million from $1.8 million for the three months ended March 31, 2003. The increase was due to the $0.1 million associated with the commencement of the new operations during the interim periods.

      General and administrative. Total general and administrative expense for the three months ended March 31, 2004 increased $0.2 million, or 18%, to $1.3 million from $1.1 million for the three months ended March 31, 2003. The increase is primarily attributable to increased administrative costs associated with preparing to be a public company.

      Operating income. Operating income for the three months ended March 31, 2003 increased $0.2 million, or 11%, to $2.0 million from $1.8 million for the three months ended March 31, 2003. The increase is a direct result of the addition of new operations and landfill volume increases.

      Cumulative effect of change in accounting principle. The cumulative effect of change in accounting principle for the period ended March 31, 2003 is due to the adoption of SFAS No. 143, effective January 1, 2003, which resulted in a $2.3 million benefit, net of a $1.4 million tax expense.

      Net income. Net income for the three months ended March 31, 2004 decreased $2.1 million to $0.5 million from $2.6 million for the three months ended March 31, 2003. The improvement in income from continuing operations from the same quarter in the prior year was offset from the lack of a cumulative change effect in the current year.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Revenue. Total revenue for the year ended December 31, 2003 increased $2.0 million, or 3.2%, to $64.2 million from $62.2 million for the year ended December 31, 2002. The increase in revenue was primarily due to the full year impact of the business we acquired in November 2002. We integrated this business into our Texas operation and experienced an increase of $2.3 million in revenue for 2003 compared to 2002. At our remaining locations, revenue stayed fairly constant compared to 2002 despite generally weak economic conditions. Additionally, our ability to execute our acquisition strategy was constrained by our lack of capital for acquisitions under our existing credit facility.

      Cost of services. Total cost of services for the year ended December 31, 2003 increased $3.4 million, or 8.9%, to $41.7 million from $38.3 million for the year ended December 31, 2002. The increase was partly attributable to the full year impact of the business we acquired in November 2002 which accounted for approximately $1.7 million in incremental costs (although, as described above, the acquired operations generated an incremental increase in revenue of $2.3 million). Additionally, significant increases in diesel fuel prices and third party hauling costs had a $1.1 million impact.

      Depreciation and amortization. Depreciation and amortization expenses for the year ended December 31, 2003 increased $1.6 million, or 25.8%, to $7.8 million from $6.2 million for the year ended December 31, 2002. The increase primarily resulted from increased landfill amortization costs due to the adoption of SFAS No. 143, effective January 1, 2003.

      General and administrative. Total general and administrative expense decreased $0.5 million, or 11.4%, to $3.9 million for the year ended December 31, 2003 from $4.4 million for the year ended December 31, 2002. The decrease was primarily due to a reduction in earned bonuses.

      Non-cash compensation charge. During the year ended December 31, 2003, we recorded a non-cash compensation charge of $1.2 million in connection with stock options outstanding as of December 31, 2003. Prior to the internal reorganization in 2004, Waste Corporation of America had options and warrants outstanding. As part of the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. Subsequently, we extinguished approximately 90% of such outstanding stock options and warrants by issuing 1,330,056 shares (after giving effect to a merger and a reverse stock split prior to this offering) of our common stock. We will recognize an estimated charge of $11.6 million in connection with the cancellation of these options and warrants and the issuance of common stock in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

      Operating income. Operating income for the year ended December 31, 2003 decreased $3.6 million, or 27.3%, to $9.6 million from $13.2 million for the year ended December 31, 2002. $2.4 million of this decrease was due to increased depreciation and amortization (primarily as a result of the adoption of SFAS No. 143) and a non-cash compensation charge during 2003. The balance of the decline in operating income was attributable to two factors: pricing pressures and reduced volumes associated with the general economic downturn last year that affected our revenues and an increase in costs (especially costs associated with fuel and third party hauling). While recent data suggests improvements in the economy, our industry has not fully been able to recover increases in operating costs thereby improving operating margins. We believe if the economic recovery continues, we could experience greater volume growth and capacity utilization, which will improve our average per unit pricing. However, we do expect that most of our operating costs will increase roughly at the rate of inflation and our insurance and financial assurance costs will increase at a rate above the general rate of inflation.

      Interest expense, net. Interest expense, net for the year ended December 31, 2003 decreased $4.3 million, or 45.3%, to $5.2 million from $9.5 million for the year ended December 31, 2002. Interest for 2002 included a charge of $2.5 million for the write-off of deferred financing costs and debt discount associated with an early debt extinguishment relating to the amendment of our credit facility existing in August 2002. We experienced lower interest costs in 2003 due to the favorable impact on effective interest rates resulting from the credit facility amendments in August 2002 and August 2003, the reduction in notional amount outstanding under the terms of our interest swap agreement and the change in fair value of the interest rate swap agreement from period to period.

      Income tax expense. Income tax expense reflects an effective tax rate of 46.4% and 39.7% for the years ended December 31, 2002 and 2003, respectively. The effective tax rate deviates from the federal statutory rate of 35% primarily due to state income taxes and changes in the valuation allowance against deferred tax assets. Income tax expense increased $0.1 million to $1.8 million at December 31, 2003 from $1.7 million at December 31, 2002. The increase was primarily due to increased pre-tax earnings offset by changes in the valuation allowance.

      Loss from discontinued operations, net of tax. In August 2003, we sold certain collection assets in Texas and we have presented the related operating activity as discontinued operations. These assets were sold because they did not meet our strategy of being vertically integrated in each of our operating markets. These assets generated a before tax operating loss of $0.3 million during 2003 on revenues of $5.8 million.

      Gain on disposal of discontinued operations, net of tax. In August 2003, we sold certain collection assets in Texas resulting in a gain on disposal of $0.2 million, net of tax. These assets were sold for $9.8 million in total proceeds.

      Cumulative effect of a change in accounting principle. The cumulative effect of a change in accounting principle for the period ended December 31, 2003 is due to the adoption of SFAS No. 143, effective January 1, 2003, which resulted in a $2.3 million benefit, net of a $1.4 million tax expense.

      Net income. Net income for the year ended December 31, 2003 increased $3.9 million to $5.1 million from $1.2 million for the year ended December 31, 2002. The increase was primarily attributable to the cumulative effect of a change in accounting principle and decreased interest expense partially offset by lower operating income for the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenue. Total revenue for the year ended December 31, 2002 increased $4.5 million, or 7.8%, to $62.2 million from $57.7 million for the year ended December 31, 2001. $2.4 million of the revenue increase in the year ended December 31, 2002 was from the impact of the two companies we acquired in 2001. In addition, in November 2000 and June 2001, we opened two landfills that we acquired in October 2000. These landfills were fully operational for the year ended December 31, 2002 and resulted in a $2.0 million revenue increase compared to the year ended December 31, 2001.

      Cost of services. Total cost of services for the year ended December 31, 2002 increased $2.5 million, or 7.0%, to $38.3 million from $35.8 million for the year ended December 31, 2001. $1.3 million of the increase was attributable to the two companies we acquired in 2001. The remaining increase was due to operating costs associated with the two landfills we opened and general increases in operating costs such as labor and benefits, and vehicle operating and maintenance expenses.

      Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2002 decreased $0.5 million, or 7.5%, to $6.2 million from $6.7 million for the year ended December 31, 2001. We ceased the amortization of goodwill upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002. Total goodwill amortization recognized in the year ended December 31, 2001 was $0.8 million.

      General and administrative. Total general and administrative expense for the year ended December 31, 2002 increased $0.3 million, or 7.3%, to $4.4 million from $4.1 million for the year ended December 31, 2001. The increase is primarily due to increased personnel and annual salary increases.

      Operating income. Operating income for the year ended December 31, 2002 increased $2.1 million, or 18.9%, to $13.2 million from $11.1 million for the year ended December 31, 2001. The increase in operating income was primarily attributable to the favorable impact of acquisitions completed in 2002 and 2001 and two unopened landfills becoming fully operational during 2002.

      Interest expense, net. Interest expense, net for the year ended December 31, 2002 decreased $0.7 million, or 6.9%, to $9.5 million from $10.2 million for the year ended December 31, 2001. Interest for 2002 included a charge of $2.5 million for the write-off of deferred financing costs and debt discount associated with an early debt extinguishment relating to the amendment to our credit facility existing in August 2002. This charge was offset by a $2.3 million change in fair value of the interest rate swap for 2002. In addition, we experienced lower interest costs in 2002 due to the favorable impact on interest rates resulting from the credit facility amendment in August 2002 and the reduction in the notional amount outstanding under the terms of the interest swap agreement.

      Income tax expense. Income tax expense reflects an effective tax rate of 42.0% and 46.4% for the years ended December 31, 2001 and 2002, respectively. The effective tax rate deviates from the federal statutory rate of 35% primarily due to state income taxes and changes in the valuation allowance against deferred tax assets. Income tax expense increased $1.3 million to $1.7 million at December 31, 2002 from $0.4 million at December 31, 2001. The increase was primarily due to increased pretax earnings and an increase in the valuation allowance.

      Cumulative effect of change in accounting principle. The cumulative effect of change in accounting principle for the period ended December 31, 2001 is due to the requirements of SFAS No. 133 relating to our interest rate swap agreement, which did not qualify for hedge accounting. The cumulative effect adjustment of $0.7 million (net of a $0.5 million tax benefit) was to record the fair value of the interest rate swap as of January 1, 2001.

      Net income (loss). Net income for the year ended December 31, 2002 was $1.2 million, up from a loss of $0.4 million for the year ended December 31, 2001. The net income increase for 2002 was primarily attributable to increased operating income and decreased interest expense during 2002, the 2001 impact of the cumulative effect of change in accounting principle expense, partially offset by increased income tax expense for 2002.

Liquidity and Capital Resources

      Our business and industry is capital intensive requiring capital for equipment purchases, landfill construction and development, and landfill closure activities in the future. Our planned acquisition strategy will also require significant capital. We plan to meet our capital needs primarily through cash flow from operations and availability remaining under our new credit facility. We plan to meet the capital requirements of our acquisition strategy with the net proceeds of this offering and borrowing capacity under our new credit facility which will provide greater flexibility to meet these requirements.

      As of March 31, 2004, we had a working capital deficit of $2.8 million which had increased $0.2 million from a working capital deficit of $2.6 million as of December 31, 2003. The change was primarily due to the accrual of interest on the 8.5% Waste Management note, which was a non-cash change in the liability. Our new credit facility will include a “swing-line” feature, which monitors cash requirements or excesses on a daily basis. After meeting current working capital and capital expenditure requirements, our cash strategy is to use the swing-line feature of our new credit facility to maintain a minimum cash and cash equivalents balance and use excess cash to reduce our indebtedness under the new credit facility.

Tax-Exempt Bonds

      During 2002, we completed an issuance of $25.0 million in tax-exempt environmental facilities revenue bonds. The bonds bear interest at a variable rate and continue to mature and renew weekly through September 2022. The average rate as of March 31, 2004 was 3.0%. Proceeds were used to reimburse us for our investment in certain assets and to repay and restructure our then-outstanding credit facility. In connection with the restructuring of our outstanding credit facility, we recorded a charge of

$2.5 million for the unamortized deferred financing costs and debt discount related to the early repayment of the term loans of the credit facility. We have included these charges in interest expense for the year ended December 31, 2002. As of March 31, 2004, we had approximately $23.5 million outstanding under the tax-exempt environmental facilities revenue bonds.

New Credit Facility

      Our operating subsidiary, WCA Waste Systems, Inc., is currently party to an $89.7 million credit facility that consists of a $15.0 million term loan, a $24.7 million direct pay letter of credit and a revolving line of credit. As of March 31, 2004, we had $10.5 million outstanding under a term loan, $34.1 million outstanding under the revolving line of credit and $3.7 million in letters of credit issued, leaving us with $8.9 million in availability.

      In connection with the closing of this offering, WCA Waste Systems, Inc., as the borrower, will enter into an amended and restated $125.0 million (plus up to an additional $25.0 million on a best efforts basis) senior secured credit facility with Wells Fargo Bank, National Association, as the administrative agent. Indebtedness under any base rate loans (as defined in the new credit facility) will bear interest at the higher of (i) the federal funds effective rate plus 1/2 of 1% or (ii) the rate of interest from time to time announced publicly by Wells Fargo, in San Francisco, California, as its prime rate plus the applicable margin for base rate loans (all as defined in the new credit facility). Indebtedness under any LIBOR loans (as defined in the new credit facility) will bear interest at a rate per year (rounded upwards, if necessary, to the nearest 1/16 of 1%) determined by the administrative agent to be equal to the quotient of (a) LIBOR divided by (b) one minus the reserve requirement (as defined in the new credit facility) plus the applicable margin for LIBOR loans. The new credit facility will include the following:

•	a subfacility for standby letters of credit in the aggregate principal amount of $30.0 million;

•	a swing line feature for up to $10.0 million for same day advances; and

•	a direct pay letter of credit in the aggregate principal amount of approximately $24.7 million.

      The direct pay letter of credit will continue to be used to secure the debt associated with our tax-exempt environmental facilities revenue bonds. The remainder of the new credit facility will be used for repayment of prior debt, acquisitions, equipment purchases, landfill construction and development, standby letters of credit that we must provide in the normal course of our business, and general corporate purposes.

      Significant terms of the new credit facility are detailed in the following table. Each of the capitalized terms included in the table below have the meanings assigned to them in the new credit facility.

Security:	Capital stock of our subsidiaries and all tangible (including real estate) and intangible assets belonging to us and our subsidiaries.

Maturity:	Four years from closing.

Financial Covenants:	Maximum Leverage Ratio. 4.25x (Funded Debt/Pro Forma Adjusted EBITDA).

Maximum Senior Funded Debt Leverage Ratio. 3.50x until June 30, 2006, and 3.25x thereafter (Senior Funded Debt/Pro Forma Adjusted EBITDA).

Minimum Fixed Charge Coverage Ratio. 1.50x (Pro Forma Adjusted EBITDA less Capital Expenditures and cash income taxes/Aggregate of cash interest payments, capital lease payments and scheduled principal payments of Debt).

Minimum Net Worth. 85% of Net Worth at Closing, plus 50% of positive net income, plus 100% of the increase to Net Worth from equity offerings after associated costs of the offerings.

Other Covenants:	Acquisition and Expansion Capital Expenditure Basket. No limit provided Leverage Ratio remains below 3.00x and

$10 million is available on the Revolving Credit after the acquisition; if Leverage Ratio exceeds 3.00x, limited to $20 million per year.

Additional Indebtedness. Limited to $10 million per year for purchase money financing and capital leases. Borrower may issue subordinated debt so long as the terms and conditions are satisfactory to Administrative Agent and Lenders and Borrower demonstrates pro forma compliance.

      The covenants in the new credit facility will limit our ability and certain of our subsidiaries to, among other things: (i) create, incur, assume or permit to exist certain liens; (ii) make certain investments, loans and advances; (iii) enter into any sale-leaseback transactions; (iv) materially change the nature of our business; (v) create, incur, assume or permit to exist certain leases; (vi) merge into or with or consolidate with any other person; (vii) sell, lease or otherwise dispose of all or substantially all of our property or assets; (viii) discount or sell any of our notes receivable or accounts receivable; (ix) transact business with affiliates unless in the ordinary course of business and on an arm’s length basis; (x) make certain negative pledges; (xi) amend, supplement or otherwise modify the terms of any subordinated debt or prepay, redeem or repurchase any subordinated debt. Further, we must make mandatory prepayments of outstanding indebtedness under the new credit facility upon the issuance of debt or equity securities by us or our subsidiaries. The amount of the prepayment shall be equal to 100% of the net cash proceeds of any such offering. Please read “Dividend Policy” for a discussion of the prohibitions on dividends imposed by our new credit facility.

      As a result of the new credit facility, we may incur a charge for the write-off of the deferred financing costs related to our existing credit facility. If we are unable to incur additional indebtedness under our new credit facility, our acquisition strategy will be negatively impacted.

Contractual Obligations

      As of December 31, 2003, we had the following contractual obligations (in thousands).

	Payments Due By Period (Actual)

		Less			More
		Than 1			Than 5
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	Years

Long-term debt, net of discount(1)	$82,821	$4,004	$58,672	$2,645	$17,500
Closure and post-closure costs(2)	40,600	—	1,070	110	39,420
Operating lease	2,432	490	953	404	585
Note payable	903	903	—	—	—

Total	$126,756	$5,397	$60,695	$3,159	$57,505

      As of December 31, 2003, on a pro forma basis, after giving effect to this offering and the application of the proceeds therefrom to repay certain indebtedness and for satisfaction of a contingent contribution obligation to Waste Corporation of America, we had the following contractual obligations (in thousands).

	Payments Due By Period (Pro Forma)

		Less			More
		Than 1			Than 5
Contractual Obligations	Total	Year	1-3 Years	4-5 Years	Years

Long-term debt, net of discount(1)	$30,478	$1,664	$3,292	$8,022	$17,500
Closure and post-closure costs(2)	40,600	—	1,070	110	39,420
Operating lease	2,432	490	953	404	585
Note payable	903	903	—	—	—

Total	$74,413	$3,057	$5,315	$8,536	$57,505

(1)	Long-term debt includes the direct pay letter of credit which backs the tax-exempt environmental facilities revenue bonds that are already reflected in long-term debt. Related interest obligations have been excluded from this maturity schedule. Our 2004 interest payments are expected to be approximately $2.8 million.

(2)	The closure and post-closure costs amounts included reflect the amounts recorded in our consolidated balance sheet as of December 31, 2003, without the impact of discounting and inflation. We believe the amount and timing of these activities are reasonably estimable. The cost in current dollars is inflated (2.5% at December 31, 2003) until the expected time of payment, and then discounted to present value (8.5% at December 31, 2003). Accretion expense is then applied to the closure and post-closure liability based on the effective interest method and is included in cost of services. Our recorded closure and post-closure liabilities will increase as we continue to place additional volume within the permitted airspace at our landfills.

Other Commitments

      As of December 31, 2003, we had the following other commitments (in thousands).

	Commitment Expiration By Period

		Less			More
		Than 1			Than 5
Other Commitments	Total	Year	1-3 Years	4-5 Years	Years

Financial surety bonds(1)	$18,907	$16,618	$2,289	$—	$—
Standby letters of credit(2)	2,749	2,749	—	—	—

Total	$21,656	$19,367	$2,289	$—	$—

(1)	We use financial surety bonds for landfill closure and post-closure financial assurance required under certain environmental regulations and may use other mechanisms including insurance, letters of credit and restricted cash deposits. We have experienced less availability and increased costs of surety bonds for landfill closure and post-closure requirements and increased costs including the direct fees associated with the bonds, increased levels of standby letters of credit provided to the surety bond underwriters or personal guarantees. Our commitments for financial surety bonds are not recorded in our financial statements. Our surety bonds relate to closure and post-closure obligations relating to our landfills and would not create debt unless and until we closed such landfills and were unable to satisfy closure and post-closure obligations. During 2003, three of our board members, including our chairman and chief executive officer and our president all provided personal guarantees to the surety bond underwriters in place of increased levels of standby letters of credit. These personal guarantees remain in effect for 2004 and we are paying each individual $10,000 for each month that their personal guarantees are required. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.”

(2)	We provide standby letters of credit to the surety bond underwriters as discussed in note (1) above. As of December 31, 2003, $2.0 million had been provided to the surety bond underwriters. We also provide standby letters of credit and restricted cash deposits to our insurance underwriters for outstanding claims. On December 1, 2001, we converted to a $250,000 deductible insurance policy for general liability, workers’ compensation and automobile liability and the underwriter requires standby letters of credit for incurred, outstanding and potential claims. As of December 31, 2003, we had provided $0.7 million in standby letters of credit, which was increased to $1.7 million in February 2004 as scheduled by the underwriter. Our commitments for standby letters of credit are not recorded in our financial statements. The standby letters of credit relate to the portion of claims covered by insurance policies as to which we had retained responsibility and would not create debt unless we were unable to satisfy such claims from our operating income. However, we currently satisfy such claims from our cash flows from operations.

      If our current surety bond underwriters are unwilling to renew existing bonds upon expiration, or are unwilling to issue additional bonds as needed through our acquisition program, or if we are unable to obtain surety bonds through new underwriters as such needs arise, we would need to arrange other means of financial assurance, such as restricted cash deposits or a letter of credit. While such alternate assurance has been available, it may result in additional expense or capital outlays.

      Our workers’ compensation, general liability and automobile liability policies have a $250,000 deductible. We began this deductible policy on December 1, 2001 and have limited actual history in this type of policy. We accrue claims based on claims filed, estimated open claims and claims incurred but not reported based on actuarial-based loss development factors. As of December 31, 2003, we had accrued $1.7 million for these claims. If we experience insurance claims or costs above or below our limited history, our estimates could be materially affected.

Cash Flows

      The following is a summary of our cash balances and cash flows for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (in thousands):

				Three Months
	Years Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

Cash and cash equivalents at the end of the period	$1,726	$—	$105	$61	$420
Cash provided by (used in) operating activities	$20,915	$12,123	$14,298	$(274)	$4,084
Cash used in investing activities	$(14,185)	$(12,005)	$(3,640)	$(1,093)	$(1,921)
Cash provided by (used in) financing activities	$(7,042)	$(1,844)	$(10,553)	$1,428	$(1,848)

      The changes in cash flows from operating activities are primarily due to changes in the components of working capital from period to period. The changes in working capital components were impacted by the expansion of our business since its purchase in late 2000. The $250,000 deductible insurance policy that we began using on December 1, 2001 has had a significant impact on the fluctuations of cash flow from operating activities from period to period. We were required to fund an escrow account which is used to pay actual claims. This resulted in $1.8 million of net cash payments during 2002 compared to $0.9 million of net cash payments for 2003.

      Cash used in investing activities consist primarily of cash used for capital expenditures and the acquisition of businesses. Cash used to acquire businesses was $6.3 million, $3.3 million and $6.4 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $0 and $0 for the three months ended March 31, 2003 and 2004, respectively. Cash used for capital expenditures was $7.7 million, $8.8 million and $7.3 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $1.0 million and $1.9 million for the three months ended March 31, 2003 and 2004, respectively. During 2003, we received $9.8 million in proceeds from the sale of discontinued operations.

      We expect capital expenditures for 2004 to approximate $8.0 million. We intend to fund these expenditures principally through cash flow from operations and borrowings under our new credit facility. In addition, if successful in our acquisition strategy, we may make substantial additional expenditures in acquiring solid waste collection and disposal businesses. Included in our capital expenditures are expenditures incurred to construct and to maintain our landfills and related facilities to comply with applicable environmental laws and regulations. We believe that the funds generated from the proceeds of this offering in conjunction with our new credit facility and cash provided from operations will provide adequate cash to fund our acquisition strategy and other cash needs for the foreseeable future.

      Cash used in financing activities during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 include borrowings under our existing credit facility, repayments of debt in all periods, distributions to our parent and financing costs associated with amendments to our credit facility in all periods.

Critical Accounting Policies

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Landfill Accounting

Capitalized Landfill Costs

      As of March 31, 2004, we owned and operated five MSW landfills and six C&D landfills. In addition, we own one MSW landfill and one C&D landfill which are fully permitted but were not yet constructed as of March 31, 2004.

      Capitalized landfill costs include expenditures for the acquisition of land and airspace, engineering and permitting costs, cell construction costs and direct site improvement costs. As of March 31, 2004, no capitalized interest had been included in capitalized landfill costs. However, in the future interest could be capitalized on landfill construction projects but only during the period the assets are undergoing activities to ready them for their intended use. Capitalized landfill costs are amortized ratably using the units-of-production method over the estimated useful life of the site as airspace of the landfill is consumed. Landfill amortization rates are determined periodically (not less than annually) based on aerial and ground surveys and other density measures and estimates made by our internal and third-party engineers.

      Total available airspace includes the total of estimated permitted airspace plus an estimate of probable expansion airspace that we believe is likely to be permitted. Where we believe permit expansions are probable, the expansion airspace, and the projected costs related to developing the expansion airspace are included in the airspace amortization rate calculation. The criteria we use to determine if permit expansion is probable include but, are not limited to, whether:

•	we believe that the project has fatal flaws;

•	the land is owned or controlled by us, or under option agreement;

•	we have committed to the expansion;

•	financial analysis has been completed, and the results indicate that the expansion has the prospect of a positive financial and operational impact;

•	personnel are actively working to obtain land use, local, and state approvals for an expansion of an existing landfill;

•	we believe the permit is likely to be received; and

•	we believe that the timeframe to complete the permitting is reasonable.

      We may be unsuccessful in obtaining expansion permits for airspace that has been considered probable. If unsuccessful in obtaining these permits, the previously capitalized costs will be charged to expense. As of March 31, 2004, we have included 12.2 million cubic yards of expansion airspace with estimated development costs of approximately $7.0 million in our calculation of the rates used for the amortization of landfill costs.

Closure and Post-Closure Obligations

      We have material financial commitments for the costs associated with our future obligations for final closure, which is the closure of the landfill, the capping of the final uncapped areas of a landfill and post-closure maintenance of those facilities, which is generally expected to be for a period of up to 30 years for MSW facilities and up to five years for C&D facilities.

      On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143), which provides standards for accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. Please read “— Recently Adopted Accounting Pronouncements” for a discussion of the impact of adopting SFAS No. 143. Generally, the requirements for recording closure and post-closure obligations under SFAS No. 143 are as follows:

•	Landfill closure and post-closure liabilities are calculated by estimating the total obligation in current dollars. Cost estimates equate the costs of third parties performing the work. Any portion of the estimates which are based on activities being performed internally are increased to reflect a profit margin a third party would receive to perform the same activity. This profit margin will be taken to income once the work is performed internally.

•	The total obligation is carried at the net present value of future cash flows, which is calculated by inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.5% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate represents our credit- adjusted risk-free rate. The resulting closure and post-closure obligation is recorded as an increase in this liability as airspace is consumed.

•	Accretion expense is calculated based on the 8.5% discount rate and is charged to cost of services and increases the related closure and post-closure obligation. This expense will generally be less during the early portion of a landfill’s operating life and increase thereafter.

      The following table sets forth the rates we used for the amortization of landfill costs and the accrual of closure and post-closure costs for 2001, 2002 and 2003 and for the three months ended March 31, 2004. We have also included pro forma amounts that reflect what the rates would have been had SFAS No. 143 been in effect for the years ended December 31, 2001 and 2002.

			Pro-forma SFAS			Three Months
			No. 143			Ended
						March 31,
	2001	2002	2001	2002	2003	2004

Number of landfills owned	12	12	12	12	13	13
Landfill depletion and amortization expense (in thousands)	$2,991.8	$2,800.5	$3,978.8	$3,787.5	$4,065.9	$973.5
Accretion expense (in thousands)	339.4	107.4	132.4	167.3	207.1	67.6
Closure and post-closure expense (in thousands)	110.5	145.4	—	—	—	—

	3,441.7	3,053.3	4,111.2	3,954.8	4,273.0	1,041.1
Airspace consumed (in thousands of cubic yards)	1,933.6	2,184.1	1,933.6	2,184.1	2,300.8	568.2

Depletion, amortization, accretion, closure and post-closure expense per cubic yard of airspace consumed	$1.78	$1.40	$2.13	$1.81	$1.86	$1.83

      The rate fluctuations from pro forma 2001 to 2002 are primarily a result of expanded airspace. Future rates will be adjusted based on updated calculations of total permitted and expansion airspace and estimated closure and post-closure costs.

      The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. Our ultimate liability for such costs may increase in the future as a result of changes in estimates, legislation, or regulations.

Goodwill

      We adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) as of January 1, 2002. Goodwill and intangible assets acquired in a business combination accounted for as a purchase and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

      In connection with SFAS No. 142’s transitional goodwill impairment evaluation, the statement required us to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. We estimated the fair value of each reporting unit by multiplying the reporting unit’s EBITDA by an average industry EBITDA multiple. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. This step was not required for any of our reporting units and accordingly no impairment of goodwill was indicated in connection with the adoption of SFAS No. 142 or from the annual impairment test during 2002 or 2003.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

      Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over a period not greater than 40 years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of March 31, 2004, our goodwill balance was $29.8 million.

Impairment of Long-Lived Assets

      We adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) on January 1, 2002. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

      Prior to the adoption of SFAS No. 144, we accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” The adoption of SFAS No. 144 did not affect our financial statements.

Allocation of Acquisition Purchase Price

      A summary of our accounting policies for acquisitions is as follows:

•	Acquisition purchase price is allocated to identified tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

•	We deem the total remaining airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, the purchase price is initially allocated to identified intangible and tangible assets acquired, including landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition.

•	We often consummate single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, we perform an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, we further allocate the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

•	We accrue the payment of contingent purchase price if the events surrounding the contingency are deemed probable. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill.

Recently Adopted Accounting Pronouncements

SFAS No. 143

      Effective January 1, 2003, we adopted the provisions of SFAS No. 143, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 outlines standards for accounting for our landfill retirement obligations that have historically been referred to as closure and post-closure liabilities. The adoption of the standard has no impact on our cash requirements.

      SFAS No. 143 results in a change in the mechanics of calculating landfill retirement obligations and the classification of where amounts are recorded in the financial statements. Landfill retirement obligations are no longer accrued through a provision to cost of services, but rather by an increase to capitalized landfill costs and amortized to depreciation and amortization on a units-of-consumption basis as landfill airspace is consumed.

      Adopting SFAS No. 143 required a cumulative adjustment to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset retirement obligation is the date the landfill was acquired or the date operation commenced for landfills opened by us. Upon adopting SFAS No. 143 on January 1, 2003, we recorded a cumulative effect of the change in accounting principle of $3.7 million benefit ($2.3 million, net of tax), a decrease in our closure and post-closure liability of $3.8 million and a decrease in net landfill assets of $0.1 million.

      Following is a summary of the balance sheet changes for landfill assets, net and closure and post-closure liabilities at January 1, 2003 (in thousands):

	December 31,		January 1,
	2002	Change	2003

Landfill assets, net	$42,746	$(83)	$42,663
Closure and post-closure liabilities	$6,269	$(3,832)	$2,437

      The table below compares our historical practices and current practices of accounting for landfill closure and post-closure activities.

Current Practice
Description	Historical Practice	(Effective January 1, 2003)

Definitions:
Closure	Includes final capping event, final portion of methane gas collection system to be constructed, demobilization, and the routine maintenance costs incurred after site ceases to accept waste, but prior to being certified as closed.	No change.
Post-closure	Includes routine monitoring and maintenance of a landfill after it has closed, ceased to accept waste and been certified as closed by the applicable state regulatory agency.	No change.
Discount Rate:	Obligations discounted at a rate of 7.0%.	Obligations discounted at a credit-adjusted, risk-free rate (8.5% at January 1, 2003).
Cost Estimates:	Costs were estimated based on performance, principally by third parties, with a small portion performed by us.	No change, except that the cost of any activities performed internally must be increased to represent an estimate of the amount a third party would charge to perform such activity.
Inflation:	Inflation rate of 3.0%.	Inflation rate of 2.5% effective January 1, 2003.

Current Practice
Description	Historical Practice	(Effective January 1, 2003)

Recognition of Assets and Liabilities:
Asset Retirement Cost	Not applicable.	An amount equal to the discounted cash flow associated with the fair value of the closure and post-closure obligation is recorded as an addition to capitalized landfill costs as airspace is consumed.
Closure and Post-Closure	Accrued over the life of the landfill. Costs are charged to cost of services and accrued closure and post-closure liability as airspace is consumed using the units-of-production method. Liability is discounted and interest is accreted to reflect the passage of time.	The discounted cash flow associated with the fair value of the liability is recorded with a corresponding increase in capitalized landfill costs as airspace is consumed. Accretion expense is recorded to cost of services and the corresponding liability until the liability is paid.
Statement of Operations Expense:
Liability accrual	Expense charged to cost of operations at same amount accrued to liability.	Not applicable.
Landfill asset amortization	Not applicable for landfill closure and post-closure obligations.	Landfill asset is amortized to depreciation and amortization expense as airspace is consumed over life of landfill.
Accretion	Expense accreted at a rate of 7.0% and included as a component of interest expense.	Expense, charged to cost of services, is accreted at credit-adjusted, risk-free rate (8.5%).

SFAS No. 146

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), effective for transactions occurring after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our adoption of SFAS No. 146 did not have a material effect on our financial statements.

FIN 45

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is to determine the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 were effective on a prospective basis to guarantees issued or modified after December 31, 2002, and we will record the fair value of future material guarantees, if any. We did not have any guarantees as of March 31, 2004.

FIN 46

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. The effective date for FIN 46 was deferred until December 31, 2003. Our adoption of FIN 46 did not have a material impact on our financial statements.

SFAS No. 148

      In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS No. 148). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. We adopted the disclosure provisions of SFAS No. 148 and continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. At December 31, 2003, we had no stock options issued or outstanding. However, prior to this offering, some of our employees have been granted options to purchase common stock of Waste Corporation of America. We have included disclosures in our historical consolidated financial statements and related notes beginning on page F-1, as if we had granted these options directly to our employees. As of March 31, 2004, we had approved the grant of options to acquire 664,000 shares of our common stock at an exercise price equal to the initial public offering price. Please read “Management — Incentive Plan.”

SFAS No. 149

      In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” With certain exceptions, SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Our adoption of SFAS No. 149 did not have a material effect on our financial statements.

SFAS No. 150

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. Our adoption of SFAS No. 150 did not have a material effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      In the normal course of business, we are exposed to market risk including changes in interest rates. We use interest rate swap agreements to manage a portion of our risks related to interest rates. In October 2003, we entered into a six-month interest rate swap agreement with a notional amount of $19.0 million. The interest rate swap agreement expired on April 30, 2004. Under the agreement, we received a floating rate equal to the LIBOR base on the outstanding debt and paid a fixed interest rate of 1.38% on the notional amount outstanding. We did not enter into the interest rate swap agreement for trading purposes.

      As of December 31, 2003, we were exposed to cash flow risk due to changes in interest rates with respect to $68.2 million in outstanding floating rate based loans under our existing credit facility. Please read “Risk Factors — Risks Relating to Our Business — Changes in interest rates may affect our profitability.” The table below provides scheduled principal payments and fair value information about our market-risk sensitive financial instruments as of December 31, 2003 (dollars in thousands).

	Expected Maturity Dates

	2004	2005	2006	2007	2008	Thereafter	Total (a)

Debt:
Revolving Credit Loans	$—	$—	$33,263	$—	$—	$—	$33,263
Average interest rate(b)
Term A Loans	$2,340	$2,340	$6,435	$—	$—	$—	$11,115
Average interest rate(b)
Environmental Facilities Revenue Bonds	$1,300	$1,200	$1,300	$1,200	$1,300	$17,500	$23,800
Average interest rate(c)
Waste Management, Inc. term note(8.5%)	$—	$13,343	$—	$—	$—	$—	$13,343
Other borrowings	$364	$235	$556	$98	$47	$—	$1,300
Average interest rate	8.4%	8.1%	6.1%	6.0%	6.0%
Note payable	$903	—	—	—	—	—	$903
Average interest rate	4.0%	—	—	—	—	—	—
Interest rate swaps:
Notional amounts — variable to fixed	$19,000	$—	$—	$—	$—	$—	$—
Average pay rate	1.4%	—	—	—	—	—	—
Average receive rate(d)	1.1%	—	—	—	—	—	—

(a)	The total amounts of our market-risk sensitive financial instruments are equal to the fair value of such instruments.

(b)	Borrowings under the Revolving Credit Loans and Term A Loans bear interest at a floating rate, at our option, of either (i) the base rate loans plus the applicable margin or (ii) the LIBOR loans plus the applicable margin. The base rate is equal to the higher of the federal funds rate plus 1/2 of 1.0% or the prime rate. The applicable margin to base rate loans ranges from 1.5% to 2.5%, and the applicable margin to LIBOR loans ranges from 2.5% to 3.5%, depending in each case, on the leverage ratio, which is generally defined as the ratio of funded debt to EBITDA, as of the most recent determination date, which is generally at the end of each quarter. As of December 31, 2003, the weighted average interest rate in effect for the Revolving Credit Loans and the Term A Loans was 4.375%.

(c)	Borrowings under the Environmental Facilities Revenue Bonds bear interest at a weekly floating rate based on LIBOR. In addition, we pay a 2.0% margin to our bank group for the direct pay letter of credit that backs the outstanding bonds. As of December 31, 2003, including the impact of the margin paid to the bank group, the weighted average interest rate in effect for the Environmental Facilities Revenue Bonds was 3.3%.

(d)	Represents average rate as of December 31, 2003.

BUSINESS

Introduction

      We are a vertically integrated, non-hazardous solid waste management company. We provide non-hazardous construction/demolition, industrial and municipal solid waste collection, transfer and disposal services in the south and central regions of the United States. As of March 31, 2004, we served approximately 87,000 commercial, industrial and residential customers in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas. We currently own fifteen collection operations, eight transfer stations, six municipal solid waste (MSW) landfills and seven construction and demolition debris (C&D) landfills. One of our transfer stations and two of our landfills, one MSW landfill and one C&D landfill, are fully permitted but have not yet commenced operations. Additionally, we currently operate but do not own two additional transfer stations, and we hold certain prepaid disposal rights at landfills in Texas, Oklahoma and Arkansas owned and operated by one of our competitors.

      In September 2000, we were formed and acquired assets constituting 32 separate solid waste management operations from Waste Management, Inc. These assets and operations became the core of our operations. From our formation through March 31, 2004, we successfully integrated over 42 separate operating locations acquired in a total of eight transactions (including the transaction with Waste Management, Inc.).

      While we believe that there are significant opportunities for growth through additional acquisitions of assets and operations, the implementation of our acquisition strategy to date has been constrained by the lack of capital for acquisitions under our credit facilities. However, in connection with this offering, we will be refinancing our existing credit facility. Upon completion of this offering and the related refinancing of our existing credit facility, we will have the flexibility to utilize a combination of available cash, borrowings under our new credit facility and publicly-traded stock to make acquisitions. We believe this financial flexibility, the industry and acquisition-related experience of our senior management, and our willingness to acquire companies that might not fit the acquisition criteria of our competitors, should make us an attractive partner to independent solid waste companies in our target area and enable us to implement our acquisition-based growth strategy.

      We have generally targeted markets in the south and central regions of the United States because we believe that they: (i) are served by a large number of independent non-hazardous solid waste operations, many of which we believe may be suitable for acquisition by us; (ii) generally experience less seasonal fluctuation in the demand for solid waste services than other regions; and (iii) are projected to have steady economic and population growth rates.

Industry Overview

      Based on industry sources, we believe the non-hazardous solid waste industry in the United States generates approximately $43.0 billion in annual revenue. Approximately $19.3 billion, or approximately 45%, of the estimated annual industry revenue is generated by the three largest public companies in the industry. Based on industry sources, we believe privately held companies and municipalities represent approximately 29% and 24%, respectively, of the estimated annual industry revenue.

      The solid waste industry can be divided among collection, transfer and disposal services. The collection and transfer operations of solid waste companies typically have lower margins than disposal service operations. By vertically integrating collection, transfer and disposal operations, operators seek to capture significant waste volumes and improve operating margins.

      During the past three decades, our industry has experienced periods of substantial consolidation activity, though we believe it remains extremely fragmented. We believe that there are two factors that have had a substantial impact on the trend toward consolidation:

•	Stringent industry regulations have caused operating and capital costs to rise. Many local industry participants have found these costs difficult to bear and have decided to either close their operations or sell them to larger operators.

•	Larger operators are increasingly pursuing economies of scale by vertically integrating their operations or by utilizing their facility, asset and management infrastructure over larger volumes. Larger solid waste collection and disposal companies have become more cost-effective and competitive by controlling a larger waste stream and by gaining access to significant financial resources to make acquisitions. However, acquisitions by larger companies generally have less of an impact on their growth rates and revenues because acquisitions are small relative to the size of such companies.

      Despite the ongoing consolidation, the solid waste services industry remains fragmented and regional in nature. We believe that there are considerable opportunities in the industry for additional consolidation, especially of operations that do not fit the acquisition criteria of the other waste companies. Based on industry sources, we believe private companies represent approximately 29% of the estimated $43.0 billion in annual revenue generated by the solid waste industry. This condition contributes to the fragmented nature of the industry, with many small operations co-existing with a relatively small number of large organizations.

Our Business Strengths and Strategies

Experienced Senior Management

      We believe our senior management team is one of the most experienced in the solid waste industry. Our co-founder and chairman of the board and chief executive officer, Tom J. Fatjo, Jr., has over 35 years of experience in the solid waste industry, beginning with Browning-Ferris Industries, Inc., or BFI, which he founded in 1966. Mr. Fatjo, Jr. served as co-chief executive officer of BFI from its formation until 1976 and remained on its board until 1980. Later, Mr. Fatjo, Jr. founded Republic Waste Industries, Inc. and served as its chief executive officer, and later still, he served as the chief executive officer of TransAmerican Waste Industries, Inc. Our other co-founder, president and chief operating officer, Jerome M. Kruszka, has over 30 years of experience in the solid waste management industry, beginning with Waste Management, Inc. and its affiliates, where he held a number of managerial positions during his tenure there, and continuing with TransAmerican, where he served as president and chief operating officer. Both Mr. Fatjo, Jr. and Mr. Kruszka have overseen the acquisition and integration of several hundred solid waste operations during their careers in the industry. Additionally, our other senior executive officers, Charles A. Casalinova and Tom J. Fatjo, III, have an average of approximately 17 years of experience in the industry and our three regional managers have an average of approximately 18 years of experience in the industry, in each case involving substantial experience acquiring and integrating waste management assets and operations.

Vertical Integration And Internalization

      All collected waste must ultimately be processed or disposed of, with landfills being the main depository for such waste. Generally, to be most efficient, collection services should occur within a 35-mile operating radius from the disposal site (up to 100 miles if a transfer station is used). Collection companies that do not own a landfill within such range from their collection routes will usually have to dispose of the waste they collect in landfills owned by third parties. Thus, owning a landfill in a market area provides substantial leverage in the waste management business. We currently own 13 landfills throughout the regions we serve, two of which, though fully permitted, have not yet commenced operations. We believe we own more landfills than other solid waste companies of similar size to us. We believe that our relatively high number of landfills coupled with the geographic locations of those landfills in the regions we serve positions us to maintain relatively high levels of internalization within our existing markets. For the twelve months ended December 31, 2003 and the three months ended March 31, 2004, approximately 71% and 76%, respectively, of the total volume of waste we collected was disposed of at our landfills. Vertical integration is a core element of our operating strategy. The primary objective of our vertical integration efforts is to manage the waste stream from the point of collection through disposal, thereby maximizing the rate of waste internalization increasing our operating margins and improving our operating cash flows.

Acquisitions

      We intend to make acquisitions for two primary purposes: to expand our operations in market areas we already service and to gain entry into new markets. In exploring opportunities for new markets, we intend to focus on markets that are generally characterized by one or more of the following characteristics: (i) the availability of adequate disposal capacity, either through acquisitions or through agreements with third parties; (ii) the opportunity for us to acquire a significant market share; and (iii) steady projected economic or population growth rates.

      We have identified more than 100 companies that operate within 50 miles of our landfills that might be prospective candidates for our first phase of acquisitions, and we have created an internal group to evaluate attractive prospects and initiate contact with these prospects. If and when discussions concerning a potential transaction occur and appear promising, we will commence operational and financial reviews and conduct due diligence. The final terms and structure of any acquisition will be reviewed and determined by senior management with final approval for acquisitions to be made by our board or based on acquisition policies that our board may set.

      Our acquisition strategy will target operations that will benefit from our core operating strategy of maximizing the internalization of waste. Since ownership of landfills is essential for internalization, we look for opportunities to enter a new market by acquiring or managing a permitted landfill operation in that market. However, while we generally prefer to use a landfill acquisition as our entry into a new market, we, nevertheless, may acquire a collection operation in a new market first if we believe we will be able to acquire a permitted landfill operation in that market within a relatively short time after acquiring the collection operation.

      Once we establish a presence in a new market, we intend to expand our presence by acquiring companies that also operate in that market or in adjacent markets (“tuck-in” acquisitions), especially collection companies and transfer stations that allow us to increase internalization of waste into landfills that we own or operate. Tuck-in acquisitions will allow growth in revenue and an increase in market share and enable integration and consolidation of duplicative facilities and functions to maximize cost efficiencies and economies of scale.

      Based on industry sources, we believe approximately 29% of the estimated $43.0 billion in annual revenue for the solid waste industry is generated by privately owned companies. While many of these operations may represent attractive acquisition candidates to a company of our size, many are too small to make any material impact on the revenues of the large companies in our industry and are thus less attractive to these companies. Accordingly, we believe that we have more opportunity for growth, as a percentage of revenue, through acquisitions than companies larger than us.

      In addition to acquiring private solid waste management operations, we also will seek to acquire or to obtain contracts to manage solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities. Many municipalities are seeking to outsource or sell these types of operations for various reasons, including budget constraints, technical expertise and/or operational resources necessary to comply with increasingly stringent regulatory standards and/or to compete effectively with private-sector companies. We believe the increased financial strength and public company status that will result from this offering, together with our existing extensive technical expertise and operational resources will enhance our ability to compete for these kinds of acquisitions.

Focus on Local Markets

      We believe that our regional and local management structure allows us to capitalize on the local, “grass roots” nature of the solid waste business. In order to be most efficient, collection services should occur within a 35-mile operating radius of the disposal site (up to 100 miles if a transfer station is used). Additionally, local markets frequently have their own regulatory, economic and other market conditions.

      Because of the local nature of the business, we have created an operating structure relying heavily on experienced regional and local managers who focus on the particular markets for which they are responsible. Our regional managers have an average of approximately 18 years of industry experience. Our site managers are responsible for maintaining service quality, promoting safety in their operations and managing day-to-day operations, including contract administration. Our site managers and regional managers also help identify acquisition candidates and local growth opportunities, integrate acquired businesses into our operations and obtain the permits and other governmental approvals required for us to operate them.

Our Operations

      Our operations consist of the collection, transfer and disposal of construction and demolition debris and industrial and municipal solid waste. Our revenue mix for 2003 was approximately $41.8 million (65%) collection, $21.0 million (33%) disposal and $1.4 million (2%) transfer/other. We have a broad and diverse customer base; no single customer accounted for more than 2% of our revenues for the year ended December 31, 2003 or for the three months ended March 31, 2004.

Collection Services

      We provide construction and demolition debris and industrial and municipal solid waste collection services to approximately 87,000 industrial, commercial and residential customers in seven states through fifteen collection operations. In 2003, our collection revenue consisted of approximately 44% from services provided to industrial customers, 29% from services provided to commercial customers and 27% from services provided to residential customers.

      In our commercial collection operations, we supply our customers with waste containers of various types and sizes. These containers are designed so that they can be lifted mechanically and emptied into a collection truck to be transported to a disposal facility. By using these containers, we can service most of our commercial customers with trucks operated by a single employee. Commercial collection services are generally performed under service agreements with a duration of one to five years with possible renewal options. Fees are generally determined by such considerations as individual market factors, collection frequency, the type of equipment we furnish, the type and volume or weight of the waste to be collected, the distance to the disposal facility and the cost of disposal.

      Residential solid waste collection services often are performed under contracts with municipalities, which we generally secure by competitive bid and which give us exclusive rights to service all or a portion of the homes in these municipalities. These contracts usually range in duration from one to five years with possible renewal options. Residential solid waste collection services may also be performed on a subscription basis, in which individual households or homeowners’ or similar associations contract directly with us. The fees received for subscription residential collection are based primarily on market factors, frequency and type of service, the distance to the disposal facility and the cost of disposal.

      Additionally, we rent waste containers and provide collection services to construction, demolition and industrial sites on a contractual basis. We load the containers onto our vehicles and transport them with the waste to either a landfill or a transfer station for disposal. We refer to this as “roll off” collection.

Transfer and Disposal Services

      Landfills are the main depository for solid waste in the United States. Solid waste landfills are built and operated under stringent regulations. Currently, solid waste landfills in the United States must be designed, permitted, operated, closed and maintained after closure in compliance with federal, state and local regulations pursuant to Subtitle D of the Resource Conservation and Recovery Act of 1976, as amended. Operating a solid waste landfill includes excavating, constructing liners, continually spreading and compacting waste and covering waste with earth or other inert material daily or as required, final capping, closure and post-closure. The objectives of these operations are to maintain sanitary conditions, to ensure the best possible use of the airspace and to prepare the site so that it can ultimately be used for other purposes.

      Access to a disposal facility is a necessity for all solid waste management companies. While access to disposal facilities owned or operated by third parties can be obtained, we believe it is preferable to internalize the waste streams. When we internalize waste we collect, we pay ourselves instead of a third party landfill operator and generally are able to realize higher operating margins and stronger operating cash flows.

      In markets where we have collection operations that may be too far to economically haul the waste we collect directly to our nearest landfill, we pursue the use of transfer stations to effectively extend the distance from our own landfills that such collection operations can economically operate without having to utilize the disposal facilities of a third party. A transfer station is a facility located near residential and commercial collection routes where collection trucks take the solid waste that has been collected. The waste is unloaded from the collection trucks and reloaded onto larger transfer trucks for transportation to a landfill for final disposal. In addition to increasing our ability to internalize the waste our collection operations collect, using transfer stations reduces the costs associated with transporting waste to final disposal sites because the trucks we use for transfer have a larger capacity than collection trucks, thus allowing more waste to be transported to the disposal facility in each trip. It also increases the efficiency of our collection personnel and equipment because it allows them to focus more on collection. We currently own eight transfer stations, seven of which are located in Missouri and one of which is located in Arkansas. Additionally, we currently operate but do not own two additional transfer stations, one in Arkansas and one in Missouri.

      The fees charged at disposal facilities are based on market factors, as well as the type and weight or volume of solid waste deposited and the type and size of the vehicles used in the transportation of the waste. The fees charged to third parties who deposit waste at our transfer stations are generally based on the type and volume or weight of the waste transferred and the distance to the disposal site.

Landfills

      We own thirteen non-hazardous solid waste landfills in seven states, two of which, though fully permitted, have not yet commenced operations. Additionally, we hold certain prepaid disposal rights at landfills in Texas, Oklahoma and Arkansas owned and operated by one of our competitors. The following table sets forth certain information as of March 31, 2004 for each of our landfills.

				Probable		Remaining	Total
			Permitted	Expansion	Total	Permitted	Remaining
			Capacity	Capacity(1)	Capacity(2)	Life(3)	Life(2)(3)
Landfill	Location	Permitted Waste	(Cu. Yds)	(Cu. Yds)	(Cu. Yds)	(Years)	(Years)

Oak Grove	Arcadia, KS	MSW	9,854,854	0	9,854,854	52.1	52.1
Black Oak	Hartville, MO	MSW	8,726,027	0	8,726,027	25.3	25.3
Rolling Meadows	Hazen, AR	MSW	5,036,667	4,000,000	9,036,667	43.1	77.3
Central Missouri	Sedalia, MO	MSW	23,270	6,589,000	6,612,270	0.2 (4)	38.4 (4)
Union County	El Dorado, AR	MSW	4,632,467	0	4,632,467	35.2	35.2
Darrel Dickey(5)	Houston, TX	MSW	5,239,003	0	5,239,003	N/A (5)	N/A (5)
Hardy Road(6)	Houston, TX	C&D	8,519,839	0	8,519,839	18.8	18.8
Greenbelt(7)	Houston, TX	C&D	7,266,872	0	7,266,872	14.6	14.6
Ralston Road	Houston, TX	C&D	1,909,129	1,325,087	3,234,216	7.0	11.9
Applerock(5)	Houston, TX	C&D	8,750,000	0	8,750,000	N/A (5)	N/A (5)
Shiloh	Travelers Rest, SC	C&D	2,259,587	0	2,259,587	22.0	22.0
Yarnell	Knoxville, TN	C&D	1,306,626	268,556	1,575,182	13.2	16.0
Fines	Alpine, AL	C&D/Industrial	1,256,563	0	1,256,563	14.2	14.2

Total			64,780,904	12,182,643	76,963,547	22.3	29.6

(1)	Probable expansion capacity includes possible expansion capacity that we believe, based on industry practice and our experience, is likely to be permitted. The criteria we use to determine if permit expansion is probable include, but are not limited to whether: (i) we believe that the project has fatal flaws; (ii) the land is owned or controlled by us, or under option agreement; (iii) we have committed to the expansion; (iv) financial analysis has been completed, and the results indicate that the expansion has the prospect of a positive financial and operational impact; (v) personnel are actively working to obtain land use, local, and state approvals for an expansion of an existing landfill; (vi) we believe the permit is likely to be received; and (vii) we believe that the timeframe to complete the permitting is reasonable. Please read notes 1 and 2 to our consolidated financial statements for information regarding our landfill accounting and use of estimates.

(2)	Includes expansions that we classify as “probable.” Please read notes 1 and 2 to our consolidated financial statements for information regarding our landfill accounting and use of estimates.

(3)	Based on current and estimated future disposal volumes.

(4)	The remaining permitted life for our Central Missouri landfill is based on the actual 2003 airspace used. Management has further reduced the volume of waste accepted into this site in 2004 through the use of a transfer station for disposal at one of our other landfills. This reduction will preserve the airspace of the landfill until the currently pending expansion application receives final approval and the cell is constructed. Management will regulate volume so that the current permitted airspace is adequate to allow the site to remain open until the final expansion permit is received (anticipated by September 2004), and the expansion airspace can be constructed (anticipated in the first quarter of 2005). The Total Remaining Life for this site has been calculated using historical, rather than reduced, volumes. This amount includes lands that are subject to a disputed mining lease. Our expansion could be adversely affected if we were unable to utilize all or part of the land and associated airspace affected by this lease and/or the cost of utilizing this airspace could be higher than originally projected.

(5)	Fully permitted but has not yet commenced operations, and therefore remaining permitted life and total remaining life cannot be calculated.

(6)	The information for our Hardy Road landfill includes a substantial permit expansion we were granted in March 2004. The permit expansion added an additional 8.5 million cubic yards of capacity to the landfill, resulting in an additional 18.7 years of life (based on current and estimated future volumes) for the landfill.

(7)	The information for our Greenbelt landfill includes a substantial permit expansion we were recently granted. We applied for the expansion in May 2002, and it was ultimately approved in September 2003. The permit expansion added an additional 6.3 million cubic yards of capacity to the landfill, resulting in an additional 12.4 years of life (based on current and estimated future volumes) for the landfill.

      As indicated in the table above, six of our landfills are permitted to accept municipal solid waste. The remaining seven landfills are permitted to accept non-hazardous dry construction and demolition debris, which generally includes bricks, boards, metal, concrete, wall board and similar materials. All of our landfills accept waste from municipalities, private sector waste collection companies and the general public.

      Based on remaining permitted capacity (including probable expansions) as of March 31, 2004 and projected annual disposal volumes, the average remaining landfill life of our eleven operating landfills is approximately 29.6 years. Some of our landfills have the potential for expanded disposal capacity beyond their currently permitted limits. We monitor the availability of permitted disposal capacity at each of our landfills on an ongoing basis and evaluate whether to pursue an expansion at a given landfill. In making this determination with respect to a particular landfill, we consider a number of factors, including the estimated future volume of waste to be disposed of at the landfill, the estimated future prices for disposal of waste at the landfill, the amount of unpermitted acreage included in the landfill, the likelihood that we will be able to obtain the required approvals and permits for expansion and the costs of developing the additional capacity. Please read notes 1 and 2 to our consolidated financial statements for information regarding our landfill accounting and use of estimates. We also regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications.

      We are currently seeking to expand permitted capacity at four of our landfills for which we consider expansions to be probable. These or other future expansions may not be permitted as designed and the average remaining landfill life of our eleven operating landfills may not be approximately 29.6 years when considering remaining permitted capacity, probable expansion capacity and projected annual disposal volume.

     Available Airspace

      The following table reflects airspace activity for landfills owned or operated by us for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004.

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	December 31,
	2000	Undertaken	of Divestiture	Granted	Consumed	and Design	2001

Permitted Airspace:
Cubic yards (in thousands)	37,181.7	—	1,200.0	250.0	(1,933.6)	3,825.2	40,523.3
Number of sites	11	—	1	—	—	—	12
Expansion airspace:
Cubic yards (in thousands)	16,195.2	13,455.8	—	(250.0)	—	—	29,401.0
Number of sites	6	1	—	(1)	—	—	6

Total available airspace:
Cubic yards (in thousands)	53,376.9	13,455.8	1,200.0	—	(1,933.6)	3,825.2	69,924.3

Number of sites	11		1				12

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	December 31,
	2001	Undertaken	of Divestiture	Granted	Consumed	and Design	2002

Permitted Airspace:
Cubic yards (in thousands)	40,523.3	—	—	5,042.0	(2,184.1)	743.7	44,124.9
Number of sites	12	—	—	—	—	—	12
Expansion airspace:
Cubic yards (in thousands)	29,401.0	268.6	—	(5,042.0)	—	(1,670.0)	22,957.6
Number of sites	6	1	—	(2)	—	—	5

Total available airspace:
Cubic yards (in thousands)	69,924.3	268.6	—	—	(2,184.1)	(926.2)	67,082.5

Number of sites	12		—				12

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	December 31,
	2002	Undertaken	of Divestiture	Granted	Consumed	and Design	2003

Permitted Airspace:
Cubic yards (in thousands)	44,124.9	—	8,750.0	6,289.0	(2,300.8)	—	56,863.1
Number of sites	12	—	1	—	—	—	13
Expansion airspace:
Cubic yards (in thousands)	22,957.6	4,000.0	—	(6,289.0)	—	—	20,668.6
Number of sites	5	1	—	(1)	—	—	5

Total available airspace:
Cubic yards (in thousands)	67,082.5	4,000.0	8,750.0	—	(2,300.8)	—	77,531.7

Number of sites	12		1				13

						Changes in
	Balance as of	New	Landfills			Engineering	Balance as of
	December 31,	Expansions	Acquired, Net	Permits	Airspace	Estimates	March 31,
	2003	Undertaken	of Divestiture	Granted	Consumed	and Design	2004

Permitted Airspace:
Cubic yards (in thousands)	56,863.1	—	—	8,486.0	(568.2)	—	64,780.9
Number of sites	13	—	—		—	—	13
Expansion airspace:
Cubic yards (in thousands)	20,668.6	—	—	(8,486.0)	—	—	12,182.6
Number of sites	5	—	—	(1)	—	—	4

Total available airspace:
Cubic yards (in thousands)	77,531.7	—	—	—	(568.2)	—	76,963.5

Number of sites	13		—				13

Corporate History

      Prior to an internal corporate reorganization completed prior to the consummation of this offering, we were a wholly-owned subsidiary of Waste Corporation of America. WCA Waste Corporation was incorporated as a Delaware corporation in February 2004, and our principal operating subsidiary was incorporated in Delaware in September 2000. We serve as a holding company for our subsidiaries, each of which is wholly-owned and controlled by us.

      In September 2000, we acquired certain operations from Waste Management, Inc. located in Arkansas, Kansas, Missouri, Nebraska, Oklahoma and Texas. Also in September 2000, we sold the companies acquired from Waste Management, Inc. in Nebraska and Oklahoma to Waste Connections, Inc. The remaining companies consisted of 32 operations in 25 locations, including fifteen collection operations, six MSW landfills, three C&D landfills and eight transfer stations.

      In 2001, we acquired a tuck-in hauling operation that was integrated into our Missouri collection operations in May. We also acquired a collection operation and a C&D landfill in Alabama in July, as well as a collection operation and C&D landfill in Tennessee in December.

      In November 2002, we purchased a tuck-in collection operation that was successfully integrated into our collection company in Houston, Texas, which we acquired in 2001.

      Our South Carolina operations were acquired in January 2003, and consist of a collection company and a C&D and industrial landfill. Also in 2003, we sold our west Texas collection operations in August, and acquired a fully permitted C&D landfill in Houston, Texas in September.

      Please read “Internal Reorganization and Relationship with Waste Corporation of America” for information regarding the internal corporate reorganization that occurred prior to the consummation of this offering.

Risk Management, Insurance and Financial Assurances

      Our environmental risk management program includes evaluating existing facilities and potential acquisitions for environmental compliance. We do not presently expect environmental compliance costs to increase materially above current levels, but we cannot predict whether future acquisitions will cause such costs to increase. We also maintain a worker safety program that encourages safe practices in the workplace. Operating practices at all of our facilities emphasize minimizing the possibility of environmental contamination and liability.

      The nature of our business exposes us to the risk of liabilities arising out of our operations, including possible damages to the environment. Such potential liabilities could involve, for example: (i) claims for remediation costs, personal injury, property damage and damage to the environment in cases where we may be held responsible for the escape of harmful materials; (ii) claims of employees, customers or third parties for personal injury or property damage occurring in the course of our operations; or (iii) claims alleging negligence in the planning or performance of work. We could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements. Because of the nature and scope of the possible environmental damages, liabilities imposed in environmental litigation can be significant. Our solid waste operations have third party environmental liability insurance with limits in excess of those required by permit regulations, subject to certain limitations and exclusions, which we believe are customary in the industry. However, the limits of such environmental liability insurance may be inadequate in the event of a major loss. Further, we may be unable to continue to carry excess environmental liability insurance should market conditions in the insurance industry make such coverage prohibitively expensive.

      We have property insurance, general liability, automobile physical damage and liability, employment practices liability, pollution liability, directors and officers liability, fiduciary liability, workers’ compensation and employer’s liability coverage, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in our primary general liability, automobile liability and employer’s liability policies. Each of our insurance policies contains a per occurrence or per loss deductible for which we are responsible. Our deductibles range from $5,000 per loss under our property insurance coverage to

$250,000 per occurrence or loss under our general liability, automobile liability and workers’ compensation and employer’s liability coverages. In addition, we have a $500,000 per loss deductible under our pollution liability coverage. Accordingly, we are effectively self-insured for these amounts with respect to claims covered by our insurance policies, as well as with respect to amounts that exceed our policy limits (including our umbrella policy limits, where applicable). In the future, we may be exposed to uninsured liabilities which could have a material adverse effect on our financial condition, results of operations or cash flows.

      In the normal course of business, we are required to post performance bonds, insurance policies, letters of credit and/or cash deposits in connection with municipal residential collection contracts, the operation, closure or post-closure of landfills, certain environmental permits and certain business licenses and permits. Bonds issued by surety companies operate as a financial guarantee of our performance. To date, we have satisfied financial responsibility requirements by making cash deposits or by obtaining bank letters of credit, insurance policies or performance bonds. Additionally, we have in the past and may in the future be required to obtain personal guarantees from certain of our executive officers and directors in order to obtain these types of instruments. We have in the past compensated, and may in the future compensate, our executive officers and directors for these guarantees. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.” As of March 31, 2004, we had obtained performance bonds in an aggregate amount of approximately $18.7 million and letters of credit in an aggregate amount of approximately $3.7 million and maintained cash deposits in an aggregate amount of approximately $2.6 million, supporting performance of landfill closure and post-closure requirement, insurance contracts, municipal contracts and other financial assurance obligations. If in the future we are unable to obtain such instruments in sufficient amounts or at acceptable rates, we could be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill or transfer station operating permits.

Competition

      The solid waste collection and disposal industry is highly competitive and fragmented and requires substantial labor and capital resources. The industry presently includes three large, publicly-held, national waste companies, Allied Waste Industries, Inc., Republic Services, Inc., and Waste Management, Inc., as well as other public and privately held waste companies. These three companies account for approximately 45% of the estimated $43.0 billion of annual revenue generated by the industry. Please read “— Industry Overview.” Certain of the markets in which we compete or will likely compete are served by one or more of these companies, as well as by numerous privately held regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with operators of alternative disposal facilities, including incinerators, and with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operations may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

      We compete for collection, transfer and disposal volume based primarily on geographic location and the price and quality of our services. From time to time, our competitors may reduce the price of their services in an effort to expand their market shares or service areas or to win competitively bid municipal contracts. These practices may cause us to reduce the price of our services or, if we elect not to do so, to lose business.

      The solid waste collection and disposal industry has undergone significant consolidation, and we encounter competition in our efforts to acquire landfills, transfer stations and collection operations. Intense competition exists not only for collection, transfer and disposal volume but also for acquisition candidates. We generally compete for acquisition candidates with publicly owned regional and large national waste management companies, as well as numerous privately held regional and local solid waste companies of varying sizes and resources. Competition in the disposal industry may also be affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills. Accordingly, it may become uneconomical for us to make further acquisitions or we may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that we consider appropriate, particularly in markets we do not already serve. Please read “Risk Factors — Risks Relating To Our Business — Our failure to remain competitive with our numerous competitors, some of which have greater resources, could adversely affect our ability to retain existing customers and obtain future business” and “— We may lose contracts through competitive bidding, early termination or governmental action, or we may have to substantially lower prices in order to retain certain contracts, any of which would cause our revenues to decline.”

Non-Competition Agreements

      In connection with the sale of operations located in Oklahoma and Nebraska by Waste Corporation of America in 2000, we, as an affiliate of Waste Corporation of America, may not compete with the buyer in portions of those states through October 2005. Additionally, in connection with the sale by Waste Corporation of America in 2003 of operations located in west Texas, we may not compete with the buyer in ten counties in west Texas through July 2006. Further, in connection with the sale of certain operations in Florida by Waste Corporation of America, we may not compete with the buyer in Broward or Palm Beach Counties in Florida through January 2005. Finally, as described in “Internal Reorganization and Relationship With Waste Corporation of America,” the Reorganization Agreement we entered into with Waste Corporation of America contains a mutual non-competition agreement pursuant to which we and our subsidiaries agreed not to acquire or operate any waste operations in Florida, Colorado or New Mexico within 50 miles of any of Waste Corporation of America’s or its subsidiaries’ current operations, and Waste Corporation of America and its subsidiaries agreed not to acquire or operate any waste operations in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee or Texas within 50 miles of any of our or our subsidiaries’ operations, through June 2009.

Sales and Marketing

      We focus our marketing efforts on continuing and expanding business with existing customers, as well as attracting new customers. As of March 31, 2004, we employed 22 sales and marketing employees. Our sales and marketing strategy is to provide prompt, high quality, comprehensive solid waste collection, transfer and disposal services to our customers at competitive prices. We target potential customers of all sizes, from small quantity generators to large companies and municipalities. Because the waste collection and disposal business is a very localized business, most of our marketing activity is local in nature. However, we do have a director of sales who is responsible for overseeing our sales and marketing efforts, including setting compensation programs.

Government Contracts

      We are parties to contracts with municipalities and other associations and agencies. Many of these contracts are or will be subject to competitive bidding. We may not be the successful bidder, or we may have to substantially lower prices in order to be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term.

      Municipalities may annex unincorporated areas within counties where we provide collection services, and as a result, our customers in annexed areas may be required to obtain service from competitors who have been franchised or contracted by the annexing municipalities to provide those services. Some of the local jurisdictions in which we currently operate grant exclusive franchises to collection and disposal companies, others may do so in the future, and we may enter markets where franchises are granted by certain municipalities.

Regulation

      Our business is subject to extensive and evolving federal, state and local environmental, health, safety and transportation laws and regulations. These laws and regulations are administered by the U.S. Environmental Protection Agency, or EPA, and various other federal, state and local environmental, zoning, air, water, transportation, land use, health and safety agencies. Many of these agencies periodically inspect our operations to monitor compliance with these laws and regulations. Governmental agencies have the authority to enforce compliance with these laws and regulations and to obtain injunctions or impose civil or criminal penalties in case of violations. We believe that regulation of the waste industry will continue to evolve, and we will adapt to future legal and regulatory requirements to ensure compliance.

      Our operation of landfills subjects us to certain operational, monitoring, site maintenance, closure, post-closure and other obligations which could give rise to increased costs for compliance and corrective measures. In connection with our acquisition of landfills and continued operation or expansion of our landfills, we must often spend considerable time to increase the capacity of these landfills. We may be unable to obtain or maintain necessary governmental approvals. Once obtained, operating permits are subject to modification and revocation by the issuing agency. Compliance with these and any future regulatory requirements could require us to make significant capital and operating expenditures. However, most of these expenditures are made in the normal course of business and do not place us at any competitive disadvantage.

      Our operations are subject to extensive regulation, principally under the federal statutes described below.

      The Resource Conservation and Recovery Act of 1976, as amended, or RCRA. RCRA regulates the handling, transportation and disposal of hazardous and non-hazardous wastes and delegates authority to states to develop programs to ensure the safe disposal of solid wastes. On October 9, 1991, the EPA promulgated Solid Waste Disposal Facility Criteria for non-hazardous solid waste landfills under Subtitle D of RCRA. Subtitle D includes location standards, facility design and operating criteria, closure and post-closure requirements, financial assurance standards and groundwater monitoring, as well as corrective action standards, many of which had not commonly been in place or enforced at landfills. Subtitle D applies to all solid waste landfill cells that received waste after October 9, 1991, and, with limited exceptions, required all landfills to meet these requirements by October 9, 1993. All states in which we operate have EPA approved programs which implemented at least the minimum requirements of Subtitle D.

      The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. CERCLA, which is also known as Superfund, addresses problems created by the release or threatened release of hazardous substances (as defined in CERCLA) into the environment. CERCLA’s primary mechanism for achieving remediation of such problems is to impose strict, joint and several liability for cleanup of disposal sites on current owners and operators of the site, former site owners and operators at the time of disposal and parties who arranged for disposal at the facility (i.e. generators of the waste and transporters who select the disposal site). The costs of a CERCLA cleanup can be substantial. Liability under CERCLA is not dependent on the existence or intentional disposal of “hazardous wastes” (as defined under RCRA), but can also be based upon the release or threatened release, even as a result of lawful, unintentional and non-negligent action, of any one of the more than 700 “hazardous substances” listed by the EPA, even in minute amounts.

      The Federal Water Pollution Control Act of 1972, as amended, or the Clean Water Act. This act establishes rules regulating the discharge of pollutants into streams and other waters of the United States (as defined in the Clean Water Act) from a variety of sources, including solid waste disposal sites. If runoff from our landfills or transfer stations may be discharged into surface waters, the Clean Water Act requires us to apply for and obtain discharge permits, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. In 1990, the EPA issued additional rules under the Clean Water Act, which establish standards for management of storm water runoff from landfills and which require landfills that receive, or in the past received, industrial waste to obtain storm water discharge permits. In addition, if a landfill or transfer station discharges wastewater through a sewage system to a publicly-owned treatment works, the facility must comply with discharge limits imposed by the treatment works. Also, if development of a landfill may alter or affect “wetlands,” the owner may have to obtain a permit and undertake certain mitigation measures before development may begin. This requirement is likely to affect the construction or expansion of many solid waste disposal sites.

      The Clean Air Act of 1970, as amended, or the Clean Air Act. The Clean Air Act provides for increased federal, state and local regulation of the emission of air pollutants. The EPA has applied the Clean Air Act to solid waste landfills and vehicles with heavy duty engines, such as waste collection vehicles. Additionally, in March 1996, the EPA adopted New Source Performance Standards and

Emission Guidelines (the “Emission Guidelines”) for municipal solid waste landfills to control emissions of landfill gases. These regulations impose limits on air emissions from solid waste landfills. The Emission Guidelines impose two sets of emissions standards, one of which is applicable to all solid waste landfills for which construction, reconstruction or modification was commenced before May 30, 1991. The other applies to all municipal solid waste landfills for which construction, reconstruction or modification was commenced on or after May 30, 1991. The Emission Guidelines are being implemented by the states after the EPA approves the individual state’s program. These guidelines, combined with the new permitting programs established under the Clean Air Act, subject solid waste landfills to significant permitting requirements and, in some instances, require installation of gas recovery systems to reduce emissions to allowable limits. The EPA also regulates the emission of hazardous air pollutants from municipal landfills and has promulgated regulations that require measures to monitor and reduce such emissions.

      The Occupational Safety and Health Act of 1970, as amended, or OSHA. OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations.

      Flow Control/ Interstate Waste Restrictions. Certain permits and approvals, as well as certain state and local regulations, may limit a landfill or transfer station to accepting waste that originates from specified geographic areas, restrict the importation of out-of-state waste or wastes originating outside the local jurisdiction or otherwise discriminate against non-local waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some flow control schemes violate constitutional limits on state or local regulation of interstate commerce. From time to time, federal legislation is proposed that would allow some local flow control restrictions. Although no such federal legislation has been enacted to date, if such federal legislation should be enacted in the future, states in which we own landfills could limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. Such state actions could adversely affect our landfills. These restrictions could also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

      Certain state and local jurisdictions may also seek to enforce flow control restrictions through local legislation or contractually. In certain cases, we may elect not to challenge such restrictions. These restrictions could reduce the volume of waste going to landfills in certain areas, which may adversely affect our ability to operate our landfills at their full capacity and/or reduce the prices that we can charge for landfill disposal services. These restrictions may also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

      State and Local Regulation. Each state in which we now operate or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. State and local permits and approval for these operations may be required and may be subject to periodic renewal, modification or revocation by the issuing agencies. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Furthermore, many municipalities also have ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct or restrict the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and then put such franchises out for bid and bans or other restrictions on the movement of solid wastes into a municipality.

      Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period and/or specify the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it must generally be renewed periodically.

      There has been an increasing trend at the state and local level to mandate and encourage waste reduction and recycling and to prohibit or restrict the disposal in landfills of certain types of solid wastes, such as yard wastes, beverage containers, unshredded tires, lead-acid batteries, paper, cardboard and household appliances. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could prevent us from operating our facilities at their full capacity.

      Many states and local jurisdictions have enacted “bad boy” laws that allow the agencies that have jurisdiction over waste services contracts or permits to deny or revoke these contracts or permits based on the applicant’s or permit holder’s compliance history. Some states and local jurisdictions go further and consider the compliance history of the parent, subsidiaries or affiliated companies, in addition to that of the applicant or permit holder. These laws authorize the agencies to make determinations of an applicant’s or permit holder’s fitness to be awarded a contract to operate and to deny or revoke a contract or permit because of unfitness unless there is a showing that the applicant or permit holder has been rehabilitated through the adoption of various operating policies and procedures put in place to assure future compliance with applicable laws and regulations.

      Some state and local authorities enforce certain federal laws in addition to state and local laws and regulations. For example, in some states, RCRA, OSHA, parts of the Clean Air Act and parts of the Clean Water Act are enforced by local or state authorities instead of the EPA, and in some states those laws are enforced jointly by state or local and federal authorities.

      Public Utility Regulation. In many states, public authorities regulate the rates that landfill operators may charge. The adoption of rate regulation or the reduction of current rates in states in which we own landfills could adversely affect our business, financial condition and operating results.

Seasonality

      Based on our industry and our historic trends, we expect our operations to vary seasonally. Typically, revenue will be highest in the second and third calendar quarters and lowest in the first and fourth calendar quarters. The fluctuation is primarily due to lower volumes of solid waste generated during the winter months because of decreased construction and demolition activities. We also expect that our operating expenses may be higher during the winter months due to periodic adverse weather conditions that can slow the collection of waste, resulting in higher labor and operational costs. Please read “Risk Factors — Risks Relating to Our Operations and Corporate Organization — Seasonal fluctuations will cause our business and results of operations to vary among quarters, which could adversely affect our stock price.”

Employees

      As of March 31, 2004, we had approximately 375 full-time employees, including approximately 56 persons classified as professionals or managers. These professionals or managers include, in addition to our executive officers described under “Management — Directors and Executive Officers,” three vice presidents, one regional manager and one or two controllers for each of our three primary operating regions, Kansas/Missouri, Arkansas/Texas and Alabama/South Carolina/Tennessee, and one on-site manager at each of our operating locations.

      In March 2001, a group of employees at one of our operations in Missouri chose to be represented by a union and we negotiated a collective bargaining agreement with them. As of March 31, 2004, there were 15 employees in that group. We have not experienced a significant work stoppage, and we believe our relations with our employees are good.

Legal Proceedings

      On June 7, 2002, Fines Recycling, Inc., Harry Donaldson, Jr., Gerry Hamby, Hal Isbell and Donald G. Wilson filed suit in the Circuit Court of Talladega County, Alabama, against one of our subsidiaries, WCA of Alabama, LLC, Tom J. Fatjo, Jr., our chairman of the board and chief executive officer, Jerome M. Kruszka, one of our directors and our president and chief operating officer, Chuck Green, one of our managers, and Waste Corporation of America. The suit alleges the failure of WCA of Alabama and Waste Corporation of America to abide by certain terms of an Agreement and Plan of Merger among the plaintiffs, Waste Corporation of America, and WCA of Alabama, and alleges fraud and conspiracy claims against Waste Corporation of America and Messers. Fatjo, Jr., Kruszka and Green with respect to the negotiation of the Agreement and Plan of Merger. While the plaintiffs have not specified an amount of damages, the suit also alleges that the individual plaintiffs have been damaged by the alleged failure of Waste Corporation of America to honor a “put” option on their Waste Corporation of America capital stock, which they obtained as partial consideration in the Agreement and Plan of Merger. The individual plaintiffs are now our stockholders as a result of the internal corporate reorganization completed in June 2004 described in “Internal Reorganization and Relationship with Waste Corporation of America,” and all rights and obligations with respect to their Waste Corporation of America stock are now our rights and obligations. We are unable to estimate any possible loss but we believe that the claims of the plaintiffs are without merit, and we are vigorously defending this suit.

      Additionally, in the normal course of our business and as a result of the extensive governmental regulation of the solid waste industry, we may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on us or to revoke or deny renewal of an operating permit we hold. From time to time, we may also be subject to actions brought by citizens’ groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations we own or operate or alleging environmental damage or violations of the permits and licenses pursuant to which we operate. We are currently unable to determine the outcome of any such proceedings or the effect such outcomes may have on us, or whether our insurance coverage would be adequate. Although we are unable to estimate any possible losses, a significant judgment against us, the loss of significant permits or licenses or the imposition of a significant fine could have a material adverse effect on our financial condition, results of operations and prospects.

      Moreover, we may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. Except for routine litigation incidental to our business, there are no pending material legal proceedings to which we are a party or to which any of our property is subject. Although we are unable to estimate any possible losses, we believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect upon our financial condition, results of operations or prospects. However, unfavorable resolution of any such proceedings could affect the consolidated results of operations or cash flows for the quarterly period in which they are resolved. We believe a majority of our present routine litigation is covered by insurance, subject to our deductibles.

Properties

      Our principal executive offices are located at One Riverway, Suite 1400, Houston, Texas 77056, where we currently lease 12,259 square feet of office space. We also own or lease field-based administrative offices in Alabama, Arkansas, Kansas, Missouri, South Carolina, Tennessee and Texas.

      Our principal property and equipment consist of land (primarily landfills, transfer stations and bases for collection operations), buildings, and vehicles and equipment, including waste collection and transportation vehicles, related support vehicles, carts, containers and heavy equipment used in landfill operations, all of which are encumbered by liens in favor of our lenders. As of March 31, 2004, we owned fifteen collection operations, eight transfer stations, six municipal solid waste landfills and seven construction and demolition debris landfills. We also operated but did not own two additional transfer stations. For a description of our landfills, please read “— Our Operations — Landfills.”

MANAGEMENT

Directors and Executive Officers

      The following table sets forth information concerning our directors and executive officers and those individuals who have agreed to become directors on the effective date of the registration statement of which this prospectus is a part, including their respective ages and positions as of June 15, 2004. Shortly after the completion of this offering, we expect that we will name an additional outside director. Our directors and executive officers are elected annually and our executive officers serve at the pleasure of our board of directors, subject to the terms of any employment agreements. Please read “— Employment Agreements” below. Except as indicated below, there are no family relationships among any of our executive officers, directors or individuals who have agreed to become directors on the effective date of the registration statement of which this prospectus is a part.

Name	Age	Position Held

Tom J. Fatjo, Jr.(1)	63	Chairman of the Board and Chief Executive Officer
Jerome M. Kruszka	55	President, Chief Operating Officer and Director
Charles A. Casalinova	45	Senior Vice President and Chief Financial Officer
Tom J. Fatjo, III(2)	39	Senior Vice President — Finance and Secretary
Ballard O. Castleman(3)	38	Director
Robert P. Lancaster(3)	37	Director
Richard E. Bean	60	Director (will be elected on the effective date of the registration statement of which this prospectus is a part)
Roger A. Ramsey	65	Director (will be elected on the effective date of the registration statement of which this prospectus is a part)

(1)	Mr. Fatjo, Jr. is the father of Tom J. Fatjo, III, our senior vice president — finance and secretary.

(2)	Mr. Fatjo, III is the son of Tom J. Fatjo, Jr., our chairman of the board and chief executive officer.

(3)	Was originally elected to the board of directors of our former parent, Waste Corporation of America, pursuant to the rights held by WCA Partners, L.P. to appoint directors. This arrangement does not apply to us after the internal corporate reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America.”

      Tom J. Fatjo, Jr. Mr. Fatjo, Jr. has served as our chairman of the board of directors and chief executive officer since our formation in September 2000. Since August 1998, Mr. Fatjo, Jr. has also served as the chairman of the board and chief executive officer of our former parent, Waste Corporation of America, which was spun off as part of an internal corporate reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From 1992 to August 1998, Mr. Fatjo, Jr. served as the chairman and chief executive officer, and from 1994 to 1996 as the president, of TransAmerican Waste Industries, Inc., or TransAmerican, a publicly-held waste management company that merged into USA Waste Services, Inc. in 1998. In 1990 and 1991, Mr. Fatjo, Jr. was the co-founder and the chairman of the board of directors and chief executive officer of Republic Waste Industries, Inc., or Republic Waste, another publicly-held waste management company. Mr. Fatjo, Jr. also founded Browning-Ferris Industries, Inc., or BFI, formerly one of the nation’s largest solid waste management companies and now a part of Allied Waste Industries, Inc., another publicly-held waste management company. From 1966 to 1976, Mr. Fatjo, Jr. served as the co-chief executive officer responsible for BFI’s mergers and acquisitions and corporate development activities. Mr. Fatjo, Jr. remained on BFI’s board until 1980. Mr. Fatjo, Jr. received a Bachelor of Arts degree from Rice University. Mr. Fatjo, Jr. has over 35 years of experience in the solid waste management industry. Please read “Business — Legal Proceedings” for information regarding pending litigation in which Mr. Fatjo, Jr. is a named defendant.

      Jerome M. Kruszka. Mr. Kruszka has served as a director and our president and chief operating officer since our formation in September 2000. Since August 1998, Mr. Kruszka has also served as a director and as the president and chief operating officer of our former parent, Waste Corporation of America, which was spun off as part of an internal reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From 1996 to August 1998, Mr. Kruszka served as the president and chief operating officer, and from 1997 to 1998 as a director, of TransAmerican. In 1971, Mr. Kruszka began his career with Waste Management, Inc., the largest publicly-held waste management company in the United States. From 1971 to 1996, Mr. Kruszka held several positions with Waste Management, Inc. and its affiliates, including general manager, district manager and regional manager for northern California, where over 20 divisions involved in collection, transfer, recycling and landfill operations reported to him, and including vice president of operations, western region manager and member of the executive committee of Chemical Waste Management, Inc. (an affiliate of Waste Management). Mr. Kruszka has over 30 years of experience in the solid waste management industry. Please read “Business — Legal Proceedings” for information regarding pending litigation in which Mr. Kruszka is a named defendant.

      Charles A. Casalinova. Mr. Casalinova has served as our senior vice president and chief financial officer since our formation in September 2000. Since July 1999, Mr. Casalinova has also served as the senior vice president and chief financial officer of our former parent, Waste Corporation of America, which was spun off as part of an internal reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From 1981 to July 1999, Mr. Casalinova held several positions at Waste Management, Inc., including division controller, regional chief information officer, acquisition controller, regional vice president/controller for Louisiana, Mississippi, Arkansas, Oklahoma and north Texas, and regional vice president/controller for Illinois and Indiana. Mr. Casalinova received a Bachelor of Business Administration degree in Accounting from the University of Akron and became a Certified Public Accountant in 1989. Mr. Casalinova has over 20 years of experience in the solid waste management industry.

      Tom J. Fatjo, III. Mr. Fatjo, III has served as our senior vice president — finance and secretary since February 2004. Prior to that, Mr. Fatjo, III served as our senior vice president and treasurer since our formation in September 2000. Since September 2000, Mr. Fatjo, III has also served as the senior vice president and treasurer of our former parent, Waste Corporation of America, which was spun off as part of an internal reorganization prior to this offering. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” From August 1998 to September 2000, Mr. Fatjo, III served as vice president, treasurer and director of Waste Corporation of America, Inc. From 1992 to August 1998, Mr. Fatjo, III served as vice president-treasurer of TransAmerican. Mr. Fatjo, III began his career in the solid waste industry with Republic Waste, where he was in charge of investors relations from 1990 through 1991. He received a Bachelor of Business Administration degree in Finance from the University of Texas at Austin. Mr. Fatjo, III has approximately 14 years of experience in the solid waste management industry.

      Ballard O. Castleman. Mr. Castleman has served as one of our directors since our internal corporate reorganization in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” Since July 1999, Mr. Castleman has also served as a director of our former parent, Waste Corporation of America. Mr. Castleman is a limited partner in WCA Partners, L.P., our largest stockholder. He also has indirect interests in other entities that own our stock. Please read “Principal and Selling Stockholders — WCA Partners, L.P. and Related Entities.” He is also a limited partner of EFO Holdings, L.P. and is responsible for identifying and underwriting private and public companies for investment by EFO Holdings and structuring and executing private equity transactions for EFO Holdings. Mr. Castleman joined EFO Holdings as an associate in July 1997 and became a limited partner in 1999. From 1995 to July 1997, Mr. Castleman was a vice president with Heller Financial’s Corporate Finance Group, where he was responsible for origination, underwriting and structuring leveraged debt and mezzanine transactions of private buy-outs and acquisitions. Mr. Castleman received a Master of Business Administration from the University of Texas at Austin, Graduate School of Business and a B.A. in History from Vanderbilt University.

Mr. Castleman has served, or is currently serving as, a director on a number of other boards, including Psycor Inc., On Site Solutions Inc., Cypress Lending Group, LLC and S&E Holdings, L.P.

      Robert P. Lancaster, Jr. Mr. Lancaster has been one of our directors since our internal corporate reorganization in 2004. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” Since 2000, Mr. Lancaster has also served as a director of our former parent, Waste Corporation of America. Mr. Lancaster is a limited partner in WCA Partners, L.P., our largest stockholder. He also has indirect interests in other entities that own our stock. Please read “Principal and Selling Stockholders — WCA Partners, L.P. and Related Entities.” He is also a limited partner of EFO Holdings, L.P. and is responsible for identifying and underwriting public and private companies for investment by EFO Holdings. His primary responsibilities include overseeing EFO Holdings’ public equity investments in various money management organizations around the United States, as well as portfolio management for EFO Holdings’ direct investments. Mr. Lancaster joined EFO Holdings as an associate in 1998 and became a limited partner in 1999. From 1995 to 1998, Mr. Lancaster was a Portfolio Manager for Richmont Corporation, the holding company for Mary Kay Ash’s assets. Mr. Lancaster worked for Craig Hester Capital Management as an analyst from 1993 to 1994 and for the Gabelli Funds in multiple capacities from 1988 to 1992. Mr. Lancaster received a Master of Business Administration from the University of Texas at Austin, Graduate School of Business and a B.A. in History from Vanderbilt University.

      Richard E. Bean. Mr. Bean will become a director on the effective date of the registration statement of which this prospectus is a part. Mr. Bean is currently the Executive Vice President, Chief Financial Officer and a Director of Pearce Industries, Inc. Mr. Bean has served with Pearce Industries since 1976. Mr. Bean is currently a director and the chairman of the audit committee of First City Financial Corp., and a director and the chairman of the audit committee of Sanders Morris Harris Group Inc., both of which are publicly-held companies. Additionally, he is a director of AutoSpec, Inc., Richmark Homes, Inc. and Peak Lending, Inc. and an advisory director of Mimix Broadband, Inc. and Mimix Holdings, Inc., each of which is a closely-held corporation. Mr. Bean also served as a director of our former parent, Waste Corporation of America, from its inception in August 1998 through September 2000, and as a director of TransAmerican from February 1997 to May 1998. Mr. Bean received a Master of Business Administration in Accounting and a Bachelor of Business Administration in Finance from the University of Texas at Austin and has been a Certified Public Accountant since 1968.

      Roger A. Ramsey. Mr. Ramsey will become a director on the effective date of the registration statement of which this prospectus is a part. Mr. Ramsey has served as Chairman of the Board of VeriCenter, Inc. since December 1999. From 1989 to June 1997, Mr. Ramsey served as the founder, Chairman and Chief Executive Officer of Allied Waste Industries, Inc. From July 1997 to December 1998, Mr. Ramsey served as the Chairman of the Board (non-executive) of Allied Waste and as a director from January 1999 to December 2002. Mr. Ramsey is also the former Vice President and Chief Financial Officer, and a co-founder, of BFI. Mr. Ramsey received a B.S. in Commerce (cum laude) from Texas Christian University and has been a Certified Public Accountant since 1962. Mr. Ramsey is a member of the Board of Trustees of Texas Christian University and a director of Carrizo Oil & Gas, Inc.

Management of WCA Waste Corporation and Waste Corporation of America

      Our officers will spend time assisting in the management of the business of our former parent, Waste Corporation of America, and its affiliates pursuant to an administrative services agreement. These officers may face a conflict regarding the allocation of their time between our business and the other business interests of Waste Corporation of America. We expect that our officers will devote approximately 90% of their time, on average, to our operations. Please read “Internal Reorganization and Relationship with Waste Corporation of America — Agreements Relating to Internal Reorganization — Administrative Services Agreement” for information regarding the administrative services agreement between us and Waste Corporation of America.

Corporate Governance — Board of Directors and Committees

      Our business is managed through the oversight and direction of our board of directors. Prior to an internal corporate reorganization completed in June 2004, we were a wholly-owned subsidiary of Waste

Corporation of America. As part of our internal reorganization, we separated our operations from Waste Corporation of America, and the former stockholders of Waste Corporation of America also became our stockholders, including WCA Partners, L.P., a closely-held investment fund, and other related entities which controlled approximately 60.2% of both our and Waste Corporation of America’s outstanding equity and will beneficially own approximately 19.3% (approximately 17.7% if the underwriters’ over-allotment option is exercised in full) of our common stock after this offering. Three of the five directors of the Waste Corporation of America board were affiliates of WCA Partners, L.P. and its related entities, and two of such directors are also directors on our board. The remaining two directors on our board are Tom J. Fatjo, Jr. and Jerome Kruszka, who are executive officers with us and with Waste Corporation of America. On the effective date of the registration statement of which this prospectus is a part, Mr. Richard E. Bean and Mr. Roger A. Ramsey, neither of whom are affiliated with WCA Partners, L.P. or its related entities and neither of whom are an officer or employee of us or Waste Corporation of America, will be elected to our board.

      Within one year of this offering (if not sooner), a majority of our board will consist of “independent directors.” Consistent with the NASDAQ Marketplace Rules, an “independent director” is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, we will impose additional tests of independence with respect to members of our audit committee that are consistent with the NASDAQ Marketplace Rules and with applicable rules and regulations of the Securities and Exchange Commission. Our board of directors will be responsible for determining independence. Our independent directors will meet at least twice annually in executive sessions without the presence of any corporate officers.

      Within 90 days after listing our shares on the NASDAQ National Market, at least a majority of the members of each committee that we create, including our audit and compensation committees, will be independent. Within one year, all of the members of each committee that we create, including our audit and compensation committees, will be independent.

      Our board of directors has established an audit committee in connection with this offering, which, on the effective date of the registration statement of which this prospectus is a part, will be composed of Messrs. Bean, Castleman and Ramsey. Mr. Bean will serve as the chairman of the audit committee. Our board of directors has determined that Mr. Bean qualifies as an audit committee financial expert under the current Securities and Exchange Commission regulations, and the other members of our audit committee will satisfy the financial literacy and other requirements for audit committee members under the NASDAQ Marketplace Rules. The audit committee will assist the board in overseeing: (i) our accounting and financial reporting processes; (ii) the audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal audit function and our independent auditors. The audit committee charter further provides that the audit committee, among other things:

•	has sole authority to appoint, compensate, retain, evaluate and terminate our independent auditors;

•	has sole authority to review and approve in advance all audit and permissible non-audit engagement fees, scope and terms with our independent auditors;

•	review and approve all related party transactions between us and any executive officer or director;

•	will monitor the compliance of our officers, directors and employees with our code of business conduct and ethics; and

•	will establish and maintain procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

      Our board of directors has established a compensation committee in connection with this offering, which, on the effective date of the registration statement of which this prospectus is a part, will be composed of Messrs. Bean, Lancaster and Ramsey. Mr. Ramsey will serve as the chairman of the compensation committee. Pursuant to its charter, the compensation committee has the following responsibilities, among others:

•	to evaluate and/or develop the compensation policies applicable to our executive officers;

•	to review and recommend on an annual basis the corporate goals and objectives with respect to compensation for our chief executive officer and our other executive officers;

•	to evaluate at least once a year the performance of our chief executive officer and our other executive officers in light of these established goals and objectives;

•	to recommend for approval by our board of directors the annual compensation of the our chief executive officer and our other executive officers, including salary, bonus, incentive and equity compensation; and

•	to review our incentive compensation and other equity-based plans and recommend changes in such plans to the board of directors as necessary.

      Compensation of our chief executive officer and our other executive officers is governed by their respective employment agreements, and any additional compensation will be determined, or recommended to our board for determination, by the compensation committee.

      We have not, at this time, created a separate nomination committee. However, after this offering, nominations to our board may be made by or at the direction of our board, with the approval of a majority of the independent directors, or by stockholders who meet certain eligibility, notice and other requirements set forth in our amended and restated bylaws and our nomination procedures. We may, in the future, create a nomination committee.

Compensation Committee Interlocks and Insider Participation

      We did not have a compensation committee or any other board committee performing equivalent functions in 2003. Matters concerning executive officer compensation were handled by our entire board of directors, including Messrs. Fatjo, Jr., Kruszka, William P. Esping, Castleman and Lancaster. Mr. Tom Fatjo, Jr., our chairman of the board and chief executive officer, and Mr. Jerome M. Kruszka, one of our directors as well as our president and chief operating officer, participated in deliberations of our board of directors regarding these matters in their capacities as members of our board of directors, but abstained from voting on their compensation. Additionally, Messrs. Fatjo, Jr. and Kruszka each served, and upon completion of this offering will continue to serve, on the board of directors and as executive officers of Waste Corporation of America, with Mr. Fatjo, Jr. serving as the chairman of the board and chief executive officer of Waste Corporation of America and Mr. Kruszka serving as a director and as the president and chief operating officer of Waste Corporation of America. Further, Mr. Tom Fatjo, Jr., our chairman of the board and chief executive officer, serves as an executive officer of certain private family businesses for which Mr. Tom Fatjo, III, our senior vice president — finance and secretary, serves as an executive officer. Messrs. Fatjo, Jr. and Kruszka, along with other members of our board of directors, have engaged in certain related transactions with us as described in “Certain Relationships and Related Transactions.”

Director Compensation

      Each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Our officers and employees who also serve as directors will not receive additional compensation for their service as a director. Each non-employee director will receive an annual retainer of $25,000, with an additional $10,000 for the chair of the audit committee and an additional $5,000 for the chair of any other standing committee, and compensation for attending meetings of the board of directors, as well as committee meetings. The compensation for each board meeting attended in person will be $1,000, while attendance by telephone will be $500. For attending committee meetings in person, compensation will be $500, while attendance by telephone will be $250. Pursuant to the 2004 WCA Waste Corporation Incentive Plan, under which options for a maximum of 150,000 shares may be granted to non-employee directors, upon joining the board, each non-employee director will automatically receive a one-time grant of an option for 20,000 shares, with an exercise price equal to the market value on the date of grant and vesting that occurs over three years. Each of our non-employee directors on the date of pricing of the offering will receive this 20,000 share grant. Please read “— Incentive Plan.” Any current director who is not nominated for election to an additional term will become 100% vested in all director options automatically upon the end of the director’s term (unless such director asks not to be nominated for an additional term) in office. Additional option grants to non-employee directors may be made by the board in its discretion under the incentive plan. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law. Please read “Certain Relationships and Related Transactions — Consulting Payments” and “ — Payments to Officers and Directors for Providing Financial Assurances” for information regarding certain payments made to certain of our current and former directors.

Executive Compensation

      The following table sets forth the cash and non-cash compensation earned by, awarded to and paid to our “named executive officers,” who include our chief executive officer and our three other executive officers for the year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

				Long-Term
				Compensation
	Annual Compensation(1)			Awards

			Other Annual	Securities	All Other
			Compensation	Underlying	Compensation
Name and Principal Position	Salary ($)	Bonus ($)	($)(2)	Options/SARs	($)

Tom J. Fatjo, Jr.(3)
Chairman of the Board of Directors
and Chief Executive Officer	$319,594	$174,488	—	—	$7,983	(4)
Jerome M. Kruszka(3)
President and Chief Operating
Officer	$319,594	$174,488	—	—	$4,729	(5)
Charles A. Casalinova
Senior Vice President and Chief
Financial Officer	$239,706	$130,866	—	—	$7,495	(6)
Tom J. Fatjo, III
Senior Vice President — Finance and Secretary	$199,741	$109,055	—	—	$7,495	(7)

(1)	The amounts set forth in this table do not give effect to any reduction of our actual compensation expense from the allocation of costs to, and after this offering, the receipt of fees from, Waste Corporation of America. Pursuant to an Administrative Services Agreement with Waste Corporation of America, Waste Corporation of America is obligated to pay us a fee of $40,000 per month for administrative services, including services by our executive officers. Please read “Internal Reorganization and Relationship with Waste Corporation of America.”

(2)	No named executive officer received perquisites or other personal benefits, securities or property in an amount in excess of the lesser of either $50,000 or 10% of the total of salary and bonus reported for him in the two preceding columns.

(3)	Amounts shown for Mr. Tom Fatjo, Jr. and Mr. Jerome M. Kruszka do not include payments received for providing personal guarantees in connection with certain of our closure and post-closure bonds and performance bonds. Please read “Certain Relationships and Related Transactions — Payments to Officers and Directors for Providing Financial Assurances.”

(4)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Mr. Fatjo, Jr. in the amount of $3,488 during the last fiscal year and (ii) $4,495 in health insurance premiums paid on Mr. Fatjo, Jr.’s behalf during the last fiscal year.

(5)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Mr. Kruszka in the amount of $3,489 during the last fiscal year and (ii) $1,240 in health insurance premiums paid on Mr. Kruszka’s behalf during the last fiscal year.

(6)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Casalinova in the amount of $3,000 during the last fiscal year and (ii) $4,495 in health insurance premiums paid on Mr. Casalinova’s behalf during the last fiscal year.

(7)	The amount shown includes (i) a matching contribution made by us to our 401(k) plan on behalf of Mr. Fatjo, III in the amount of $3,000 during the last fiscal year and (ii) $4,495 in health insurance premiums paid on Mr. Fatjo, III’s behalf during the last fiscal year.

      Each of the named executive officers has the right to participate in all employee benefit plans offered to other similarly-situated executives under our standard employment practices, as in effect from time to time, including our 401(k) plan available to all of our employees.

Employment Agreements

      We entered into employment agreements with Messrs. Tom Fatjo, Jr., Jerome Kruszka, Charles Casalinova and Tom Fatjo, III on September 27, 2000, which agreements were amended on February 18, 2002 and May 1, 2002 (except for the agreement with Mr. Tom Fatjo, III, which was amended on September 30, 2001 and May 1, 2002). These agreements were subsequently amended on April 13, 2004 to provide for a continuing three-year “evergreen” term that automatically renews annually.

      We may terminate the employment agreements at any time, with or without cause (as defined in the employment agreements), or upon the death or permanent disability (as defined in the employment agreements) of the executive before the expiration of the term of the agreement. The executives may voluntarily terminate their employment for good reason (as defined in the employment agreements) upon written notice or at any time without good reason. Upon a termination of an executive for any reason, the executive is entitled to receive all salary and expense reimbursements accrued but unpaid as of the date of termination within thirty days after that date and all benefits available to the executive under the terms of all benefit plans in which the executive was participating as of the date of termination. Additionally, upon a termination of an executive as a result of the death or disability of the executive, the executive (or his estate) is also entitled to receive within thirty days after the date of termination a lump sum cash payment equal to the executive’s base salary as in effect immediately prior to the executive’s termination for the remaining term of the agreement. Furthermore, if we terminate an executive’s employment for any reason other than death, permanent disability or cause, or if an executive terminates his employment for good reason, the executive is also entitled to have us continue to pay the executive’s salary and provide the executive’s benefits for the remaining term of his agreement.

      Upon the occurrence of a change in control (as defined in the employment agreements), we are required to pay each executive within thirty days after the change in control a lump sum payment in cash equal to three times his annual base salary as in effect immediately prior to the change in control. However, each executive has agreed to waive any right to any such change in control payment that might otherwise be due as a result of this offering. The vesting of options granted pursuant to Waste Corporation of America, our former parent, also would be accelerated upon a change in control. However, in connection with the internal reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” Waste Corporation of America satisfied such options by issuing shares to the option holders. Please read “Internal Reorganization and Relationship with Waste Corporation of America” and “Certain Relationships and Related Transactions — Cancellation of Options and Warrants.”

      Our compensation committee will review and approve any future option grants, bonuses and change in control payments with respect to the executive officers.

      In the event that any payment or distribution by us or any of our affiliates to an executive, whether under the executive’s employment agreement or any other agreement, policy, plan program or arrangement with us, becomes or is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, or any other similar tax, we will pay the executive, at least thirty days prior to the due date of any excise tax, an additional amount in cash so that, after payment by the executive of all taxes, including any income or excise tax imposed on the additional cash amount and any interest and penalties imposed with respect to such taxes, the executive retains an amount equal to the amount of the payment or distribution before the imposition of any excise tax.

      During the term of their employment, each executive will be subject to the employment agreement’s non-competition and confidentiality requirements. Additionally, if we terminate an executive’s employment for any reason other than death, permanent disability or cause, or if an executive terminates his employment for good reason, the executive will remain subject to the employment agreement’s non-competition and confidentiality requirements so long as we continue to pay the executive’s salary and provide benefits as provided in the employment agreements.

      In addition to the provisions described above, Mr. Tom Fatjo, Jr.’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $330,750.

      In addition to the provisions described above, Mr. Kruszka’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $330,750.

      In addition to the provisions described above, Mr. Casalinova’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $248,100.

      In addition to the provisions described above, Mr. Tom Fatjo, III’s employment agreement, as amended, provides for an initial annual base salary, which amount is increased by 5% on each anniversary of the effective date of the agreement. Through September 2004, his annual base salary is $206,700.

Incentive Plan

      Prior to the internal reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” Waste Corporation of America, our former parent, issued options to certain employees pursuant to an equity compensation plan and warrants. In connection with the internal reorganization, we assumed the obligation to issue shares upon the exercise of such options and warrants. We subsequently canceled and exchanged the outstanding options by issuing 889,446 shares of our common stock (after giving effect to a merger and reverse stock split prior to this offering), 645,664 of which were issued to our executive officers and directors. Please read “Certain Relationships and Related Transactions — Cancellation of Options and Warrants.”

      We did not have an incentive plan in place as of the end of the fiscal year ended December 31, 2003, since we were a subsidiary of Waste Corporation of America at that time. As part of the internal reorganization, we adopted the 2004 WCA Waste Corporation Incentive Plan. Pursuant to the plan, we can make grants of stock-based incentive awards to our employees, consultants and non-employee directors. The purposes of the plan are to (1) promote our interests and the interests of our stockholders by encouraging the participants to acquire or increase their equity interests in us, thereby giving them an added incentive to work toward our continued growth and success and (2) enable us to compete for the services of the individuals needed for our continued growth and success. The principal provisions of the plan are summarized below.

      After this offering, the plan will be administered by the compensation committee of our board of directors. Subject to the provisions of the plan, the committee shall (1) interpret the plan and all awards under the plan, (2) make, amend and rescind such rules as it deems necessary for the proper administration of the plan, (3) make all other determinations necessary or advisable for the administration of the plan and (4) correct any defect or supply any omission or reconcile any inconsistency in the plan or in any award under the plan in the manner and to the extent that the committee deems desirable to effectuate the plan. Any action taken or determination made by the committee pursuant to the plan shall be binding on all parties. The plan is not intended to be a plan that is subject to the Employee Retirement Income Security Act of 1974, as amended.

      Except with respect to awards then outstanding, if not sooner terminated by the board, the plan shall terminate upon, and no further awards shall be made, after the tenth anniversary of the date the plan is adopted by the board and approved by stockholders. The board may amend, suspend or terminate the plan; provided, however, that no amendment, suspension or termination of the plan may, without the consent of the holder of an award, terminate the award or adversely affect the person’s rights in any material respect; and provided further that no amendment shall be effective prior to its approval by our stockholders, to the extent such approval is required.

      The plan authorizes the grant of awards to participants with respect to a maximum of 1,000,000 shares of our common stock, including up to 150,000 shares for awards to non-employee directors, subject to adjustment. Please read “— Director Compensation” for more information on grants to non-employee directors. In the event the number of shares to be delivered upon the exercise or payment of any award granted under the plan is reduced for any reason whatsoever, or in the event any award granted under the plan can no longer under any circumstances be exercised or paid, the number of shares no longer subject to the award shall thereupon be released from the award and shall thereafter be available under the plan for the grant of additional awards. Shares issued pursuant to the plan (1) may be treasury shares, authorized but unissued shares or, if applicable, shares acquired in the open market and (2) will be fully paid and nonassessable.

      The incentive plan permits the granting of any or all of the following types of awards:

•	stock options, including nonqualified options, non-employee director options and incentive options;

•	restricted stock;

•	performance awards;

•	stock appreciation rights and phantom stock;

•	other stock or performance-based awards, including cash awards;

•	bonus stock; and

•	purchased stock.

      The committee has the authority to grant awards to our employees, non-employee directors and consultants as well as to employees, non-employee directors and consultants of our subsidiaries and affiliates. In selecting participants to receive awards, including the type and size of the award, the committee may consider the contribution the participant has made and/or may make to the growth of our company or our affiliates and any other factors that it may deem relevant. No member of the committee shall vote or act upon any matter relating solely to himself. Grants of awards to members of the committee must be ratified by the board.

      The plan provides that, unless otherwise provided in the participant’s award agreement, upon a change of control (as defined in the plan), the committee may, but is not required to, (1) accelerate vesting and the time at which all options and stock appreciation rights then outstanding may be exercised, (2) waive all restrictions and conditions of all restricted stock and phantom stock then outstanding and (3) determine to amend performance awards and other stock or performance-based awards, or substitute new performance awards and other stock or performance-based awards in consideration of cancellation of outstanding performance awards and any other stock or performance-based awards.

      In general, no award and no right under the plan, contingent or otherwise, other than purchased stock, bonus stock or restricted stock as to which restrictions have lapsed, will be (1) transferable otherwise than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order or (2) subject to any encumbrance, pledge or charge of any nature. During the lifetime of a participant to whom any option is granted, the option shall be exercisable only by the participant (or his guardian). Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of, or to subject to execution, attachment or similar process, any option or any right thereunder, contrary to the provisions of the plan, is void and ineffective, gives no right to the purported transferee and will, at the sole discretion of the committee, result in forfeiture of the option with respect to the shares involved in such attempt. Notwithstanding the foregoing, to the extent provided by the committee with respect to a specific option, the participant (or his guardian) may transfer, for estate planning purposes, all or part of the option to immediate family members or related family trusts or partnerships or similar entities, on the terms and conditions as the committee may impose.

      Prior to this offering, our board approved granting the following options to the following directors and executive officers:

Tom J. Fatjo, Jr.	100,000
Jerome M. Kruszka	100,000
Charles A. Casalinova	75,000
Tom J. Fatjo, III	65,000
Ballard O. Castleman (as a non-employee director)	20,000
Robert P. Lancaster (as a non-employee director)	20,000

      These options will vest over three years and will have an exercise price equal to the initial public offering price.

      In addition, Messrs. Richard E. Bean and Roger A. Ramsey, who will join the board as non-employee directors on the effective date of the registration statement of which this prospectus is a part, will also receive options with regard to 20,000 shares each. Shortly after the completion of this offering, we expect that we will name an additional outside director and such director will also receive options with regard to 20,000 shares. The options will also vest over three years and have an exercise price equal to the initial public offering price.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Other than as set forth in the following paragraphs, we are not aware of any relationships or transactions between us or our subsidiaries and any member of our board of directors, any of our executive officers, any security holder who is known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $60,000. Except as otherwise noted, we believe that each transaction described below is, or was, as the case may be, on terms at least as favorable to us as we would expect to negotiate with an unaffiliated party.

Internal Reorganization and Relationship with Waste Corporation of America

      Please read “Internal Reorganization and Relationship with Waste Corporation of America” for information regarding our relationships and transactions with our former parent, Waste Corporation of America. The agreements referenced in that section were entered into when we were members of a corporate group including Waste Corporation of America and its subsidiaries. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

Cancellation of Options and Warrants

      Prior to the internal corporate reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” we were a wholly-owned subsidiary of Waste Corporation of America. Waste Corporation of America previously adopted a 1999 Non-Qualified Stock Option Plan, under which options with respect to 2,260,489 shares of Waste Corporation of America had been issued prior to the reorganization. With respect to these options, we recorded a non-cash compensation expense of $1.2 million based on the value of the stock underlying such options with respect to 2003. Additionally, Waste Corporation of America had issued warrants to purchase 1,187,605 shares of its common stock prior to the reorganization.

      As part of the reorganization, Waste Corporation of America changed its organizational form and became a subsidiary in a corporate group to facilitate our separation from the other operations of Waste Corporation of America. In connection with that reorganization, we assumed the obligation to issue shares upon the exercise of options and warrants previously issued by Waste Corporation of America. Subsequently, we issued 1,330,056 shares of our common stock to extinguish approximately 90% of such options and warrants (after giving effect to a merger and reverse stock split prior to this offering). We will recognize an estimated charge of $11.6 million in connection with the cancellation of these options and warrants and the related issuance of our common stock in 2004.

      The following table sets forth, with respect to our executive officers and directors, the number of shares underlying the options and warrants previously granted by Waste Corporation of America prior to our internal reorganization, the number of shares issued to cancel such options and warrants, the number of shares of our common stock issued to each person after our internal reorganization and reverse stock split and the value of such net resulting shares at the initial public offering price.

Aggregated Issuances of Shares for Options and Warrants in Connection

with Internal Corporate Reorganization

	Number of Shares	Number of Shares		Value of Net
	Underlying Waste	Issued to Cancel	Net Resulting Shares	Resulting
	Corporation of	Options and	After Reorganization	Shares at
	America Options	Warrants in	and Reverse Stock	Public Offering
Name	and Warrants	Reorganization	Split(1)	Price($)

Tom J. Fatjo, Jr.(2)	601,064	396,114	243,531	$2,435,310
Jerome M. Kruszka	440,014	292,509	179,834	$1,798,340
Charles A. Casalinova	311,370	205,511	126,348	$1,263,480
Tom J. Fatjo, III	253,216	168,203	103,411	$1,034,110
Richard E. Bean	26,500	16,865	10,369	$103,690
Roger A. Ramsey	—	—	—	$—
Ballard O. Castleman(3)	7,500	4,443	2,732	$27,320
Robert P. Lancaster(3)	—	—	—	$—
All directors and executive officers as a group (8 persons)	1,639,664	1,083,645	666,225	$6,662,250

(1)	All share data in this column reflects the effects of a 0.6148 to 1 reverse stock split effected prior to this offering as applied to the share data in the immediately preceding column.

(2)	The share data reflected for Mr. Tom Fatjo, Jr. includes 19,000 warrants held by FFAP, Ltd., or FFAP, a limited partnership, the sole general partner of which is a corporation controlled by Mr. Fatjo, Jr. and the issuance of stock in cancellation of such warrants. As a result of such issuance and the reverse stock split, FFAP received 6,795 shares of our common stock.

(3)	Please read “Principal and Selling Stockholders — WCA Partners, L.P. and Related Entities.”

Payments to Officers and Directors for Providing Financial Assurances

      We are required to provide financial assurances to governmental agencies under applicable environmental regulations relating to landfill closure and post-closure obligations. We satisfy these financial assurances requirements by providing performance bonds, letters of credit, insurance policies or trust deposits. During the past three years the costs associated with bonding and insurance have risen dramatically, the financial capacity and other requirements imposed by bonding and insurance companies have become more difficult to comply with than in prior years and the number of such bonding and insurance companies has decreased. To obtain closure and post-closure bonds and certain performance bonds, Mr. Tom Fatjo, Jr., our chairman of the board and chief executive officer, Mr. Jerome Kruszka, a director and our president and chief operating officer, and Mr. William Esping, a former director and a principal with our largest stockholder, were required to provide personal guarantees to our bonding company with respect to our required financial obligations. During 2003, we began paying each of these individuals $10,000 per month, payable in arrears, for providing their guaranties. We intend to seek a release of these guaranties after this offering. However, if we are not successful, these payments will continue after the offering.

Consulting Payments

      Mr. William P. Esping, a former director and a principal with our largest stockholder, performed consulting and advisory services for us in connection with the negotiations of various arrangements associated with our existing credit facility during each of 2001, 2002 and 2003. With respect to each of these negotiations, we agreed to pay $200,000 annually to Mr. Esping, payable in quarterly installments of $50,000. We negotiated these payments solely with Mr. Esping and did not seek other bids from third parties to provide the services provided by Mr. Esping. Accordingly, the payments negotiated with Mr. Esping may have been more or less favorable to us than if they had been negotiated with unaffiliated third parties. As of May 28, 2004, $100,000 remained to be paid under the arrangement for his 2003 financing negotiations. Mr. Esping has agreed to waive any installments outstanding at the time of the renegotiation of our existing credit facility that will occur in connection with the closing of this offering. Moreover, Mr. Esping will not receive any fees associated with the renegotiation of our existing credit facility occurring immediately prior to this offering.

Relationships with Waste Management

      Mr. Jerome Kruszka, a director and our president and chief operating officer, is engaged to be married to Ms. Cherie C. Rice, vice president and treasurer of Waste Management, Inc., one of our competitors. In 2000, we purchased assets from Waste Management, Inc., in connection with which Waste Corporation of America, our former parent, issued a promissory note, the balance of which is approximately $13.9 million, including $0.6 million of accrued interest, as of March 31, 2004. Upon consummation of this offering, we will satisfy with proceeds from this offering, the contingent contribution obligation that we transferred to our former parent, Waste Corporation of America, in connection with the internal reorganization. Please read “Internal Reorganization and Relationship with Waste Corporation of America.” A portion of the proceeds of such payment will be used to discharge the Waste Management, Inc. note.

      In connection with the acquisition of the assets from Waste Management, Inc. in 2000, we also acquired prepaid disposal rights to dispose of up to two million cubic yards of waste in Waste Management’s landfills in Arkansas, Oklahoma and Texas.

      During 2003, we received approximately $950,000 in disposal fees from Waste Management and we paid Waste Management, Inc. approximately $150,000 in disposal fees (which were not included in the credits covered by the prepaid disposal contract described above).

Relationship with Wells Fargo

      WFC Holdings Corporation, an affiliate of Wells Fargo Bank, National Association (successor-by-merger to Wells Fargo Bank Texas, National Association), is a selling stockholder in this offering. In connection with a settlement agreement among Wells Fargo Securities, LLC, Waste Corporation of America, EFO Holdings, L.P. and certain individuals, we paid $650,000 to Wells Fargo Securities. We also agreed, that if we do not provide new investment banking or capital markets business to Wells Fargo Securities resulting in at least $400,000 in fees by April 15, 2004, we would pay Wells Fargo Securities $200,000. No such business was provided.

      In August 2002, we entered into an amended and restated credit facility, as subsequently amended, with Wells Fargo Bank Texas, National Association, as administrative agent, and other lenders party thereto. In August 2003, we entered into a second amended and restated credit facility with Wells Fargo Bank Texas, National Association, as administrative agent, and the other lenders party thereto, as subsequently amended. The second amended and restated credit facility consists of a $50.0 million revolving credit facility, a $15.0 million term loan facility and a $24.7 million direct pay letter of credit facility. Wells Fargo received customary consideration in connection with these facilities. As described in “Use of Proceeds,” we will use a portion of the net proceeds of this offering to repay indebtedness under our credit facility.

      In connection with the closing of this offering, we will enter into a $125.0 million (plus up to an additional $25.0 million on a best efforts basis) amended and restated credit facility with Wells Fargo, as administrative agent and a lender. Wells Fargo will receive customary consideration in connection with this agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources — New Credit Facility.”

Relationship among Officers

      Mr. Tom J. Fatjo, Jr., our chairman of the board and chief executive officer, is the father of Mr. Tom J. Fatjo, III, our senior vice president — finance and secretary. Mr. Fatjo, Jr. was paid $304,603, $496,583 and $502,065 for fiscal 2001, 2002 and 2003, respectively. Mr. Fatjo, III was paid $175,175, $312,022 and $316,291 for fiscal 2001, 2002 and 2003, respectively. The foregoing amounts include each individuals aggregate salary and bonus and amounts paid on behalf of each individual to our 401(k) plan and for health insurance premiums.

Registration Rights of WCA Partners, L.P. and Related Entities

      WCA Partners, L.P. and EFO Co-Investment Partners will have piggyback registration rights with respect to the shares of our common stock they continue to hold after this offering (these shares are referred to in this paragraph as “registrable securities”). Therefore, if we propose to register for public sale any of our equity securities for our own account, for the account of any holder of our securities or in a universal shelf registration statement, we must provide notice of our intentions to the holders of registrable securities. Upon receipt of the notice, any holder of registrable securities may within 30 days request that all or a specified part of their registrable securities be included in the proposed registration. Upon the exercise of the piggyback rights, we must use our best efforts to effect the registration of all registrable securities which we have been requested to register. However, we are not obligated to effect any registration of registrable securities incidental to the registration of any of our securities in connection with mergers, acquisitions, or employee benefit plans, if the registration is on Form S-4, Form S-8 or any successor form. Furthermore, while the holders of registrable securities have piggyback rights in any underwritten offering of common stock, we may reduce the number of securities sold pursuant to an underwritten offering to the amount that the managing underwriter of the offering believes will not jeopardize the success of the offering. In connection with the registration rights, we will indemnify the selling stockholders and bear all fees, costs and expenses other than incremental selling expenses relating to the sale of the registrable securities, which will be borne by the holders of such registrable securities.

      All holders of registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the prior written consent of Friedman, Billings, Ramsey & Co., Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

General

      The following table sets forth information as of June 15, 2004, regarding the beneficial ownership of our common stock prior to this offering, the shares of our common stock to be offered by the selling stockholders and the beneficial ownership of our common stock after this offering (assuming no exercise of the underwriters’ over-allotment option) with respect to:

•	each person or group who beneficially owns five percent or more of the outstanding shares of our common stock;

•	each of our directors and named executive officers;

•	our executive officers and directors as a group; and

•	the selling stockholders.

All share data in the table and the accompanying notes reflect the effects of a 0.6148 to 1 reverse stock split effected prior to this offering.

      Except under applicable community property laws or as otherwise indicated in the footnotes to the table below, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. The address of all directors and executive officers in this table, unless otherwise specified, is c/o WCA Waste Corporation, One Riverway, Suite 1400, Houston, Texas 77056.

	Shares Beneficially Owned				Shares Beneficially Owned
	Prior to the Offering(1)				After the Offering(1)

	Number of		Shares of		Number of
	Shares of	Percent of	Common Stock		Shares of	Percent of
Name and Address of Beneficial Owner	Common Stock	Class	to be Offered		Common Stock	Class

Tom J. Fatjo, Jr.(2)	693,565	8.67%	—		693,565	4.75%
Jerome M. Kruszka	364,274	4.55%	—		364,274	2.50%
Charles A. Casalinova	126,348	1.58%	—		126,348	*
Tom J. Fatjo, III(3)	251,757	3.15%	—		251,757	1.73%
Richard E. Bean	84,145	1.05%	—		84,145	*
Roger A. Ramsey	—	—	—		—	—
Ballard O. Castleman(4)	59,520	*	13,408	(5)	46,112	*
Robert P. Lancaster(4)	26,368	*	4,297	(5)	22,071	*

WCA Partners, L.P.(4)	4,547,178	56.84%	1,940,689		2,606,489	17.87%
EFO Co-Investment Partners	111,560	1.39%	59,311		52,249	*
EFO Holdings, L.P.	64,043	*	—		64,043	*
JBJ Lending Company	61,480	*	—		61,480	*
Kathryn Esping Agency, G.P.	33,973	*	—		33,973	*
2828 Routh Street Suite 500 Dallas, Texas 75201
Total WCA Partners, L.P. and Related Entities(6)	4,818,234	60.23%	2,000,000		2,818,234	19.32%
2828 Routh Street Suite 500 Dallas, Texas 75201
WFC Holdings Corporation(7)	340,326	4.25%	340,326		—	—
420 Montgomery Street San Francisco, California 94163
Benton WCOA Partners, L.P.(8)	71,727	*	71,727		—	—
2828 Routh Street Suite 500 Dallas, Texas 75201
All directors and executive officers as a group (8 persons)	1,568,295	19.60%	17,705	(5)	1,550,590	10.63%

*	Represents beneficial ownership of less than one percent.

(1)	The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including through the exercise of options or warrants. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	Includes 98,368 shares of our common stock owned by Tom J. Fatjo, Jr. Trust, a trust, 12,296 shares of our common stock owned by Jacqueline Fatjo 1998 Gift Trust, also a trust, and 12,296 shares of our common stock owned by Channing Fatjo 1998 Gift Trust, also a trust. Mr. Tom Fatjo, Jr. is the trustee of each of these trusts, and as such, he has voting and investment power over the assets of such trusts, including shares of our common stock. Also includes 211,491 shares of our common stock owned by Fatjo WCA Partners, L.P., a limited partnership, controlled by Mr. Tom Fatjo, Jr. Also includes 58,131 shares of our common stock owned by FFAP, Ltd., a limited partnership, the sole general partner of which is a corporation controlled by Mr. Tom Fatjo, Jr.

(3)	Includes 3,074 shares of our common stock owned by Thomas J. Fatjo, IV Descendant’s Trust, a trust, 3,074 shares of our common stock owned by Berkeley E. Fatjo Descendant’s Trust, also a trust, 3,074 shares of our common stock owned by Travis C. Fatjo Descendant’s Trust, also a trust, 3,074 shares of our common stock owned by Justin D. Ruud Descendant’s Trust, also a trust, and 3,074 shares of our common stock owned by Landon C. Ruud Descendant’s Trust, also a Trust. Mr. Tom Fatjo, III is the trustee of each of these trusts, and as such, he has voting and investment power over the assets of such trusts, including their shares of our common stock. Also includes 11,510 shares held by Mr. Tom Fatjo, III as a limited partner of FFAP, Ltd., 26,172 shares held by Mr. Tom Fatjo, III as a limited partner of Fatjo WCA Partners, L.P.

(4)	For a description of the direct and indirect ownership of WCA Partners, L.P. and related entities and Messrs. Castleman and Lancaster, please read “— WCA Partners, L.P. and Related Entities” below. Each of the gentlemen disclaims beneficial ownership of the shares reflected above except as described in such section. Messrs. Castleman and Lancaster are members of our board of directors. Further, please read “Certain Relationships and Related Transactions” for information regarding transactions involving us and Messrs. Castleman and Lancaster.

(5)	The shares being sold in this offering by Messrs. Castleman and Lancaster consist of shares they beneficially own through the various entities described in “— WCA Partners, L.P. and Related Entities.” Accordingly, these shares are also included in shares being sold in this offering by WCA Partners, L.P. and EFO Co-Investment Partners.

(6)	WCA Partners, L.P., EFO Co-Investment Partners, EFO Holdings, L.P., JBJ Lending, Inc. and Kathryn Esping Agency are reflected as “WCA Partners, L.P. and Related Entities” as if they were a group under Section 13(d) of the Securities Exchange Act of 1934, as amended. Please read “— WCA Partners, L.P. and Related Entities” below.

(7)	Please read “Certain Relationships and Related Transactions — Relationship with Wells Fargo” for information regarding the relationship between us and an affiliate of WFC Holdings Corporation.

(8)	Mr. Brian Kueker and Robert Cozean, officers of CK Development Corporation, the general partner of Benton WCOA Partners, L.P., have voting and investment control over the securities owned by Benton WCOA Partners, L.P. Mr. Cozean was formerly a director of our former parent, Waste Corporation of America.

WCA Partners, L.P. and Related Entities

      Immediately prior to this offering:

•	WCA Partners, L.P. owned 4,547,178 shares (56.84%) of our common stock;

•	EFO Co-Investment Partners owned 111,560 shares (1.39%) of our common stock;

•	EFO Holdings, L.P. owned 64,043 shares (less than 1%) of our common stock;

•	JBJ Lending Company owned 61,480 shares (less than 1%) of our common stock; and

•	Kathryn Esping Agency, G.P. owned 33,973 shares (less than 1%) of our common stock.

      The general partner of WCA Partners, L.P. holds the voting and investment power on behalf of WCA Partners, L.P. That general partner is also a limited partnership, the general partner of which is a corporation whose equity owner is a trust controlled by Mr. William P. Esping and his family. Mr. William P. Esping was a former member of our board of directors. The trust has four trustees, including Mr. Esping, his sisters and his mother, approval of three of which is necessary to take action. Various trusts, partnerships, and other entities owned by Mr. Esping and members of his family beneficially own, directly or indirectly, a controlling portion of the equity interests in the general partners of WCA Partners, L.P. and EFO Holdings, L.P. They also own a majority of the direct or indirect equity interests in WCA Partners, L.P., EFO Holdings, L.P., JBJ Lending Company and Kathryn Esping Agency, G.P. and approximately 50% of the equity interests in EFO Co-Investment Partners.

      Other persons also directly or indirectly own interests in WCA Partners, L.P., and EFO Holdings, L.P. and EFO Co-Investment Partners, including Messrs. Castleman and Lancaster. Specifically, Messrs. Castleman and Lancaster directly or indirectly own equity interests in WCA Partners, L.P., EFO Holdings, L.P. and EFO Co-Investment Partners and equity interests in the general partners of WCA Partners, L.P. and EFO Holdings, L.P. Together with Mr. Esping and the entities and persons related to the Esping family, they directly or indirectly control a majority of the interests in each of WCA Partners, L.P., EFO Holdings, L.P. and EFO Co-Investment Partners.

      Although Messrs. Castleman and Lancaster do not, in all instances, have direct voting or investment power over all of the shares attributed to them in the table set forth in “— General,” based on information provided to us by WCA Partners, L.P. and the other entities named above, we believe (i) Mr. Castleman directly and indirectly beneficially has the ultimate pecuniary interest as to 56,788 shares of our common stock through the various entities described above (and he owns 2,732 shares directly), and (ii) Mr. Lancaster directly and indirectly beneficially has the ultimate pecuniary interest as to 26,368 shares of our common stock through the various entities described above.

      Messrs. Castleman and Lancaster also may hold various positions with one or more of the entities described above.

DESCRIPTION OF CAPITAL STOCK

      Immediately following the consummation of this offering, our authorized capital stock will consist of 25,000,000 shares of common stock, par value $0.01 per share, and 8,000,000 shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, based upon shares outstanding as of March 31, 2004, there will be outstanding 14,588,263 shares of common stock (15,938,263 shares if the underwriters’ over-allotment option is exercised in full).

      As of June 21, 2004, we had 8,000,316 shares of common stock outstanding held of record by 133 stockholders.

      The following summarizes the material provisions of our capital stock and important provisions of our amended and restated certificate of incorporation and amended and restated bylaws. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Each share of common stock entitles the holder to one vote on all matters presented to the stockholders for a vote and holders of common stock do not have cumulative voting rights. Except as otherwise provided in the amended and restated certificate of incorporation, directors shall be elected by a plurality of the votes cast at a meeting of stockholders. Except as otherwise provided by applicable law, the amended and restated certificate of incorporation or the amended and restated bylaws, all matters other than the election of directors submitted to stockholders at any meeting shall be decided by a majority of the votes cast with respect to the matter. Directors may be removed before the expiration of his term of office only for cause and then only by the affirmative vote of the holders of at least a majority in voting power of all the outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class.

      Subject to any prior rights of outstanding preferred stock, the holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available for dividends. Please read “Dividend Policy.” In the event of our voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of our debts and other liabilities and subject to any prior rights of outstanding preferred stock, the holders of shares of common stock shall be entitled to receive pro rata all of our remaining assets available for distribution. The common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

      We have authorized 8,000,000 shares of preferred stock, par value $0.01 per share, none of which have been issued or are outstanding. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, the board of directors has the authority to issue our authorized shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of common stock, without further vote or action by the stockholders. We have no present plans to issue any shares of preferred stock.

      One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

      Our board of directors is authorized to create and issue, whether or not in connection with the issuance and sale of any of our stock or other securities, rights entitling the holders of those rights to purchase our shares of capital stock or other of our securities. The times at which and the terms upon which the rights are to be issued will be determined by our board of directors and set forth in the contracts or instruments that evidence the rights.

Warrants

      We have issued warrants to purchase 247,242 shares of common stock at an exercise price ranging from $16.27 to $24.40 per share, which warrants are exercisable until dates ranging from August 2004 to September 2005. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares of common stock issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reclassifications, combinations and distributions of securities.

Description of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      Written Consent of Stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Elimination of actions by written consent of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of actions by written consent of the stockholders may deter hostile takeover attempts. Without the availability of actions by written consent of the stockholders, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws without holding a stockholders meeting. To hold such a meeting, the holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the applicable notice provisions set forth in our amended and restated bylaws.

      Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws grant our board the power to alter, amend and repeal our bylaws, or adopt new bylaws, on the affirmative vote of a majority of the directors then in office. Our stockholders may alter, amend or repeal our bylaws, or adopt new bylaws, but only at any regular or special meeting of stockholders by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

      Amendment of Certificate of Incorporation. Upon the affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class, stockholders may repeal or amend in any respect, or add any provision inconsistent with, the provisions of Article V (relating to directors), Article VI (relating to the amendment of our bylaws), Article VII (relating to actions and meetings of stockholders), Article VIII (relating to indemnification and insurance) and Article IX (relating to the amendment of our certificate of incorporation) of our amended and restated certificate of incorporation.

      Special Meetings of Stockholders. Our amended and restated bylaws preclude the ability of our stockholders to call special meetings of stockholders or to require the board of directors or any officer to call such a meeting or to propose business at such a meeting. Our amended and restated bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder can not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

      Limitation of Liability of Officers and Directors. Our amended and restated certificate of incorporation provides that to the fullest extent permitted under the Delaware General Corporation Law, no director or officer shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer. The effect of this provision is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, as applicable, including breaches resulting from grossly negligent behavior.

      Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      The provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Business Combination Under Delaware Law

      We are subject to Delaware’s anti-takeover law, which is Section 203 of the Delaware General Corporation Law. This law provides, subject to certain exceptions, that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in some business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our common stock is listed on the NASDAQ National Market. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or prior to the adoption of the amendment.

Listing

      The common stock has been approved for quotation on the NASDAQ National Market under the symbol “WCAA,” subject to official notice of issuance.

Registrar and Transfer Agent

      The registrar and transfer agent for the common stock is Continental Stock Transfer & Trust Company of New York, New York, and its telephone number is (212) 509-4000.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradeable After Offering

      Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon completion of this offering, based on the number of shares of common stock outstanding at March 31, 2004, we will have 14,588,263 shares of common stock outstanding (15,938,263 shares if the underwriters exercise their over-allotment option). Up to 197,638 of the shares of common stock for sale in this offering are reserved for purchase by persons designated by us through a directed share program. Please read “Underwriting — Directed Share Program.” The 9,000,000 shares of common stock to be sold by us and the selling stockholders in this offering and the remaining 5,588,263 shares of our common stock outstanding upon completion of this offering will be freely tradable without restriction or limitation under the Securities Act of 1933, as amended, except for any such shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Shares of common stock held by our affiliates may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

Rule 144

      In general, under Rule 144 under the Securities Act, as currently in effect, beginning 90 days after the date of this offering, a person, including an affiliate, who has beneficially owned restricted securities for at least one year would be entitled to sell in any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately 145,883 shares after this offering (approximately 159,383 if the underwriters’ over-allotment option is exercised in full); or

•	the average weekly trading volume of our common stock reported through the automated quotation system of NASDAQ during the four calendar weeks preceding the date on which notice of such sale is filed on Form 144.

      Sales under Rule 144 also are subject to specific manner of sale requirements, notice requirements and the availability of current public information about us.

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Lock-Up Agreements

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options and warrants pursuant to our stock incentive plans.

      Our officers, directors and all selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock beneficially owned by them (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended), except for shares sold in this offering by the selling stockholders, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Friedman, Billings, Ramsey & Co., Inc. for a period of 180 days after the date of this prospectus.

Stock Plan Registration Statement

      We intend to file a registration statement under the Securities Act covering 1,000,000 shares of our common stock reserved for issuance under the 2004 WCA Waste Corporation Incentive Plan. Please read “Management — Incentive Plan” for information regarding the plan and outstanding options under the plan. This registration statement is expected to be filed shortly after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under the registration statement will be available for sale in the open market, unless these shares are subject to vesting restrictions, Rule 144 limitations applicable to affiliates or the lock-up agreements described above and in “Underwriting.”

Registration Rights

      We have granted piggyback registration rights to some of our stockholders. Beginning 180 days after the date of this offering, these stockholders can require us to include their shares in registration statements that we may file for ourselves or other stockholders. For more information, please read “Certain Relationships and Related Transactions — Registration Rights of WCA Partners, L.P. and Related Entities.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes the material U.S. federal income and estate tax consequences as of the date of this prospectus of the ownership and disposition of our common stock by a “non-U.S. holder” who holds our common stock as a capital asset. This discussion is not intended to be a comprehensive description of all aspects of U.S. federal income and estate taxes and does not address foreign, state and local consequences that may be relevant to non-U.S. holders in light of their personal circumstances. Special rules may apply to a non-U.S. holder subject to special tax treatment under U.S. federal income tax laws, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” insurance companies, tax-exempt organizations, financial institutions, broker dealers, corporations that accumulate earnings to avoid U.S. federal income tax and U.S. expatriates. Non-U.S. holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, foreign and other tax consequences that may be relevant to them. This summary only addresses purchasers of the common stock pursuant to this offering who hold their shares as capital assets.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you are urged to consult your tax advisors.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and U.S. Treasury regulations, rulings and judicial decisions as of the date of this offering. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign tax laws.

      You are urged to consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Non-U.S. Holders

      As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of common stock that, for U.S. federal income tax purposes, is not:

•	a U.S. citizen or resident;

•	a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to control all substantial decisions of the trust or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of the Common Stock

      Dividends. Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. In general, dividends paid to you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. If you wish to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below under “Information Reporting and Backup Withholding”), you will be required to satisfy applicable certification and other requirements. However, dividends that are effectively connected with your conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Specific certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. If you are a foreign corporation, any effectively connected dividends may be subject to an additional “branch profits tax” at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

      If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

      Gain on Disposition of Common Stock. You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless

•	the gain is effectively connected with your conduct of a trade or business in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment,

•	you are an individual and you are present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and other conditions are met or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” or “USRPHC” for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the 5-year period ending on the date you dispose of our common stock.

      If you are described in the first bullet point above, you will be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates. If you are described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even if you are not considered a resident of the U.S.). If you are a foreign corporation that falls under the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      With regard to the third bullet point above, in general, we will be treated as a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the total fair market value of our U.S. real property interests, interests in real property located outside the United States and other assets used or held in our business. There is a possibility that we are, or will become, a USRPHC. If we are, or were to become, a USRPHC, you may be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates. In addition, if you are a foreign corporation, you may be subject to the branch profits tax equal to 30% of the net gain derived from the sale or other disposition or at such lower rate as may be specified by an applicable income tax treaty. However, even if we are or were to become a USRPHC, U.S. federal income tax and the branch profits tax generally would not apply to gains realized upon a disposition of our common stock by a non-U.S. holder which did not directly or indirectly own more than 5% of our common stock at any time during the applicable period, if our common stock had been regularly traded on an established securities market at any time during the calendar year of the disposition. Because the rules relating to the definition of a more than 5% stockholder are complex and may include situations where stock is owned by related or affiliated parties, non-U.S. holders who believe they may directly or indirectly own more than 5% of our common stock are especially urged to consult their own tax advisors.

U.S. Federal Estate Tax

      Common stock you hold at the time of death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to you the amount of dividends or other distributions paid to you and the tax withheld with respect to these distributions, regardless of whether withholding was required. Copies of the information returns reporting these distributions and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

      The U.S. generally imposes a backup withholding tax on dividends and specific other types of payments to certain non-corporate holders who fail to comply with certain information requirements. The backup withholding rate is currently 28% and is scheduled to be increased to 31% in 2011. You generally will not be subject to backup withholding on dividends you receive on your shares of our common stock if you provide proper certification (usually on a U.S. Internal Revenue Service Form W-8BEN or appropriate successor form) of your status as a non-U.S. holder or you otherwise establish an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

      Payment of the proceeds of a sale of our common stock within the U.S. or conducted through specific U.S. related financial intermediaries generally is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge, or reason to know, that you are a U.S. person) or you otherwise establish an exemption. Payments of the proceeds from a sale of our common stock effected outside the U.S. by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply if you use the foreign office of a broker in connection with the sale of your common stock and the broker has certain connections to the U.S., unless you comply with applicable filing requirements in establishing an exemption from information reporting.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service. We suggest you consult your tax advisor concerning information reporting and application of backup withholding in your particular circumstance and the availability of, and procedure for obtaining an exemption from, backup withholding under current U.S. Treasury regulations.

UNDERWRITING

      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement dated                     , 2004, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase 6,587,947 shares of common stock from us and 2,412,053 shares of common stock from the selling stockholders, in the amounts set forth opposite each underwriter’s name below.

      The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock is subject to particular conditions, including the approval of particular legal matters by counsel to the underwriters. The underwriters are obligated however to purchase all of the shares of common stock offered hereunder (other than those covered by the over-allotment option described below) if any of the shares are purchased.

Number of Shares
Underwriters	to be Purchased

Friedman, Billings, Ramsey & Co., Inc.
Stifel, Nicolaus & Company, Incorporated

Total

      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 1,350,000 additional shares of our common stock to cover any over-allotments at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial purchase commitment.

Underwriting Discounts, Commissions and Related Services

      The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

WCA Waste Corporation	No Exercise	Full Exercise

Per share	$	$

Total	$	$

Selling Stockholders	No Exercise	Full Exercise

Per share	$	$

Total	$	$

      The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover of this prospectus and to certain dealers at this price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share to certain dealers.

      We expect to incur expenses, excluding underwriting discounts and commissions, of approximately $2,100,000 in connection with this initial offering, assuming no exercise of the underwriters’ over-allotment option. This estimate includes expenses relating to printing, legal, accounting and filing fees among other expenses.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments the underwriters may be required to make in respect thereof.

      In addition to the payment of any underwriting discounts and commissions, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. up to $150,000 for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of legal counsel to the underwriters.

Reimbursement of any expenses exceeding $150,000 will be subject to our prior approval which pre-approval will not be unreasonably denied. As of the date of this prospectus, we have paid Friedman, Billings, Ramsey & Co., Inc. a $100,000 deposit towards these out-of-pocket expenses. Our reimbursement of these expenses is not contingent upon the successful completion of this offering.

      During an offering engagement period ending on the earlier of:

•	April 4, 2005;

•	the termination of this offering engagement period upon written notice by either us or Friedman, Billings, Ramsey & Co., Inc.; or

•	the successful consummation of this offering,

we have agreed that:

•	Friedman, Billings, Ramsey & Co., Inc. will act as our financial advisor in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture or other strategic transaction involving us that may occur during this period;

•	we will not offer any equity securities for sale to, or solicit any offers to buy from, any person or persons, whether directly or indirectly, otherwise than through Friedman, Billings, Ramsey & Co., Inc.; and

•	we will not solicit or negotiate with any other person to act as financial advisor, underwriter, or placement agent or to provide other investment banking services to us in connection with this offering or in connection with any purchase or sale of assets or stock, merger, acquisition, business combination, joint venture or other strategic transaction involving us that may occur during this period.

      If the offering engagement period is terminated for a reason other than the successful consummation of this offering, we have agreed to compensate Friedman, Billings, Ramsey & Co., Inc. for all out-of-pocket expenses accrued through the date of such termination, subject to the limitation described above.

New Issuance

      Our common stock has been approved for quotation on the NASDAQ National Market under the symbol “WCAA,” subject to official notice of issuance. Prior to the completion of this initial offering, there has been no public market for the shares. The initial public offering price set forth on the cover of this prospectus has been negotiated among us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. The initial public offering price of the shares may not be indicative of the market price following the initial public offering.

      The selling stockholders and all of our officers and directors, which represent a majority of our current stockholders, have agreed with the underwriters not to offer, sell, contract to sell, pledge (other than to the us), hedge or otherwise dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock (including engaging in any other type of transaction which is designed to or reasonably expected to lead to or result in a disposition of their common stock, even if such common stock would be disposed of by someone other than the person directly subject to these restrictions) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to shares of common stock purchased in the secondary market following this offering. In addition, we have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any shares, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the written consent of Friedman, Billings, Ramsey & Co., Inc.

      Friedman, Billings, Ramsey & Co., Inc. has informed us that they have no present intent or arrangement to release any of the shares of common stock subject to lock-up agreements. The release of shares of common stock subject to any of the lock-up agreements is considered on a case by case basis by Friedman, Billings, Ramsey & Co., Inc. Factors in deciding whether to release these shares may include the length of time before the particular lock-up agreement expires, the number of shares of common stock involved, the then current, as well as the historical, trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.

Directed Share Program

      At our request, the underwriters have reserved up to 197,638 of the shares of common stock being offered by us by this prospectus for sale to our directors, officers and employees and particular other individuals designated by us at the initial public offering price. Shares purchased through this directed share program may be subject to a 180-day lock-up restriction, substantially similar to the lock-up restriction described above. Any purchases of the reserved shares will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Price Stabilization, Short Positions and Other Market Making Activities

      In connection with this initial public offering, the underwriters may purchase and sell shares of common stock in the open market in accordance with Regulation M under the Securities Exchange Act of 1934. These transactions may include short sales, stabilizing transactions, passive market making and purchases to cover positions created by short sales and are intended to stabilize, maintain or otherwise affect the price of our common stock.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	“Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely effect investors who purchase in the public offering.

      Stabilizing transactions consist of various bids for or purchase of common stock made by the underwriters in the open market prior to the completion of the offering for the purpose of preventing or retarding a decline in the market price of our common stock.

      In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the representatives a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position, stabilizing transactions and passive market making may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise effect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of our common stock. If these activities are commenced, they may be discontinued at any time. The underwriters are not required to engage in any of these activities. These activities may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise.

Other

      The underwriters have informed us that they do not intend to make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority.

      This prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering or by their clients. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than this prospectus in electronic format, information contained in any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of our common stock. The underwriters are not responsible for information contained in web sites that they do not maintain.

      In the ordinary course of business, one or more of the underwriters and/or particular affiliates of one or more of the underwriters, may perform from time to time various investment and commercial banking services or other transactions of a financial nature with us or our affiliates, including the provision of particular advisory services to us or our affiliates, and will generally be entitled to receive from us customary fees and expenses in exchange for such services or transactions.

LEGAL MATTERS

      The validity of the shares of common stock offered by us in this offering will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

      The consolidated financial statements of WCA Waste Corporation (formerly WCA Waste Systems, Inc.) and Subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, and the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act relating to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information found in the registration statement and its exhibits. Statements in this prospectus which summarize contracts, agreements or other documents are not necessarily complete, and in each case you should refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. You may read and copy the registration statement, including the exhibits, and reports or other information we may file with the SEC at the SEC’s public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C.

20549. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operation of the public reference room. In addition, the registration statement, including the exhibits, and our other public filings can be obtained from the SEC’s Internet website at www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports and other information may be inspected and copied at the public reference room maintained by the SEC or obtained from the SEC’s Internet website as provided above. Our website on the Internet is located at www.wcawaste.com, and we expect to make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC available, free of charge, on or through our website, as soon as reasonably practicable after those reports are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

      We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

WCA WASTE CORPORATION

(FORMERLY WCA WASTE SYSTEMS, INC.)

UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

      In connection with the offering of the common stock of WCA Waste Corporation (after giving effect to the internal reorganization and merger discussed in “Internal Reorganization and Relationship with Waste Corporation of America”), a portion of the proceeds of the offering will be used to satisfy a $20.0 million contingent contribution obligation to Waste Corporation of America. Of this amount, approximately $13.9 million, including $0.6 million of accrued interest, will be used to repay a note issued to Waste Management, Inc. in connection with a purchase of assets in September 2000. The remaining balance of $6.1 million represents an amount required to separate WCA Waste Corporation’s operation from Waste Corporation of America. Because a portion of the contribution obligation (which will be satisfied with the proceeds of this offering ) is being used to satisfy this note, the note balance has been reflected in the historical consolidated balance sheet of WCA Waste Corporation. As discussed in “Use of Proceeds”, the remaining net proceeds of the offering will be used to repay a $10.5 million outstanding term loan, as well as to repay $28.5 million of indebtedness outstanding under a revolving credit facility.

      The following unaudited pro forma consolidated financial statements as of March 31, 2004 and for the year ended December 31, 2003 and the three months ended March 31, 2004 are derived from the historical financial statements of WCA Waste Corporation as of and for the periods presented. The unaudited pro forma consolidated balance sheet initially reflects the recording of the contingent contribution obligation to Waste Corporation of America, including the retirement of the note to Waste Management, Inc. as of March 31, 2004. Additional adjustments have been made to reflect the issuance of the shares of common stock in the offering and the use of those net proceeds to satisfy the contingent contribution obligation and to repay outstanding indebtedness as discussed above.

      The unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 reflect the reduction in interest charges assuming that the offering had occurred as of the beginning of each period presented and the proceeds had been used to satisfy the contingent contribution obligation (including the retirement of the note to Waste Management, Inc. that has been reflected in the historical financial statements) and to repay outstanding indebtedness as discussed above.

      The unaudited pro forma consolidated financial statements are not necessarily indicative of the actual financial position or results of operations that would have occurred if the transactions described above had been effective on the dates indicated and may not be indicative of results of operations in future periods. The unaudited pro forma consolidated financial statements should be read in connection with the notes thereto and the historical consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

WCA WASTE CORPORATION

(FORMERLY WCA WASTE SYSTEMS, INC.)

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2004

(in thousands)

	Historical			As Adjusted			Pro Forma
	March 31,	Pro Forma		March 31,	Pro Forma		March 31,
	2004	Adjustments		2004	Adjustments		2004

Assets
Current assets:
Cash and cash equivalents	$420			$420	59,000	(B)	$420
					(20,000	)(C)
					(39,000	)(D)
Accounts receivable, net	5,628			5,628			5,628
Prepaid expenses and other	4,966			4,966			4,966

Total current assets	11,014			11,014			11,014

Property and equipment, net	70,816			70,816			70,816
Goodwill, net	29,843			29,843			29,843
Deferred financing costs, net	2,511			2,511			2,511
Other assets	3,636			3,636			3,636

Total assets	$117,820			$117,820			$117,820

Liabilities And Stockholders’ Equity
Current liabilities:
Accounts payable	$3,949			$3,949			$3,949
Accrued liabilities	5,205	(567	)(A)	4,638			4,638
Interest rate swap	4			4			4
Note payable	679			679			679
Current maturities of long-term debt	3,972			3,972	(2,308	)(D)	1,664
Contingent payment obligation	—	20,000	(A)	20,000	(20,000	)(C)	—

Total current liabilities	13,809			33,242			10,934

Long-term debt, less current maturities and discount	78,546	(13,343	)(A)	65,203	(36,692	)(D)	28,511
Accrued closure and post-closure liabilities	3,165			3,165			3,165
Deferred tax liabilities	3,707			3,707			3,707

Total liabilities	99,227			105,317			46,317

Stockholders’ equity:
Common stock	80			80	66	(B)	146
Additional paid-in capital	12,105	(6,090	)(A)	6,015	58,934	(B)	64,949
Retained earnings	6,408			6,408			6,408
Total stockholders’ equity	18,593			12,503			71,503

Total liabilities and stockholders’ equity	$117,820			$117,820			$117,820

See accompanying notes to unaudited pro forma consolidated financial statements.

WCA WASTE CORPORATION

(FORMERLY WCA WASTE SYSTEMS, INC.)

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2003

(in thousands except per share data)

	Historical	Pro Forma		Pro Forma
	December 31, 2003	Adjustments		December 31, 2003

Revenues	$64,226			$64,226
Expenses:
Cost of services	41,666			41,666
Depreciation and amortization	7,812			7,812
Stock-based compensation	1,220			1,220
Other general and administrative	3,922			3,922

Total expenses	54,620			54,620

Operating Income	9,606			9,606

Interest expense, net	(5,220)	1,706	(E)	(2,446)
		1,068	(F)
Other income (expense), net	28			28

Other income (expense)	(5,192)			(2,418)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	4,414			7,188
Income tax expense	(1,753)	(1,068	)(G)	(2,821)

Income from continuing operations before cumulative effect of changes in accounting principles	$2,661			$4,367

Per Share Data — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$0.33			$0.30

Weighted average shares outstanding — basic and
diluted	8,000	6,588	(H)	14,588

See accompanying notes to unaudited pro forma consolidated financial statements.

WCA WASTE CORPORATION

(FORMERLY WCA WASTE SYSTEMS, INC.)

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2004

(in thousands, except per share data)

	Historical	Pro Forma		Pro Forma
	March 31, 2004	Adjustments		March 31, 2004

Revenues	$15,891			$15,891
Expenses:
Cost of services	10,630			10,630
Depreciation and amortization	1,933			1,933
Stock-based compensation	30			30
Other general and administrative	1,252			1,252

Total expenses	13,845			13,845

Operating Income	2,046			2,046

Interest expense, net	(1,267)	427	(E)	(557)
		283	(F)
Other income (expense), net	1			1

Other income (expense)	(1,266)			(556)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	780			1,490
Income tax expense	(311)	(273	)(G)	(584)

Income from continuing operations before cumulative effect of changes in accounting principles	$469			$906

Per Share Data — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$0.06			$0.06

Weighted average shares outstanding — basic and diluted	8,000	6,588	(H)	14,588

See accompanying notes to unaudited pro forma consolidated financial statements.

WCA WASTE CORPORATION

(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Unaudited Pro Forma Consolidated Financial Statements

(1)  Background

      WCA Waste Corporation (the “Company”) has filed a registration statement for the issuance of 9.0 million shares of common stock, including shares to be sold by certain selling stockholders (the “Offering”). Based on an assumed offering price of $10 per share, net proceeds to the Company is approximately $59.0 million. See “Use of Proceeds” for further discussion.

(2)  Basis of Presentation

      The accompanying unaudited pro forma consolidated balance sheet has been prepared assuming that the offering occurred as of March 31, 2004. The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 have been prepared assuming that such transactions were consummated as of the first day of each period presented.

(3)  Pro Forma Adjustments and Management Assumptions

      The unaudited pro forma consolidated financial statements reflect the following pro forma adjustments related to the Offering:

(A)	Reflects the contingent contribution obligation to Waste Corporation of America to be satisfied from the proceeds of the Offering, which includes the repayment of a note issued to Waste Management, Inc. This note and accrued interest total $13.9 million as of March 31, 2004 and has been reflected in the Company’s historical financial statements.

(B)	Reflects the receipt of the net proceeds of $59.0 million from the Offering from the sale of 9.0 million shares (including 2.4 million from selling stockholders) after deducting estimated selling expenses and transaction costs.

(C)	Reflects the repayment of the contingent contribution obligation to Waste Corporation of America.

(D)	Reflects the repayment of $10.5 million of indebtedness outstanding under a term loan and $28.5 million of indebtedness under the Company’s revolving credit facility.

(E)	Reflects the reduction in interest expense related to the repayment of $39.0 million of indebtedness outstanding under the Company’s term loan and revolving credit facility from a portion of the net proceeds of the Offering, based on the current interest rate of 4.375%.

(F)	Reflects the elimination of the historical interest expense at the stated rate of 8.5% related to the repayment of the Waste Management, Inc note through the satisfaction of the contingent contribution obligation to Waste Corporation of America.

(G)	Reflects the tax effect of pro forma adjustments using a marginal rate of 38.5%.

(H)	Reflects the issuance of 6,587,947 new shares of common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors

WCA Waste Corporation (formerly WCA Waste Systems, Inc.):

We have audited the accompanying consolidated balance sheets of WCA Waste Corporation (formerly WCA Waste Systems, Inc.) (the Company) and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ending December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WCA Waste Corporation (formerly WCA Waste Systems, Inc.) and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ending December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, and effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”.

/s/ KPMG LLP

Houston, Texas

March 9, 2004, except as to Note 1(b), which
is as of June 21, 2004

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

Consolidated Balance Sheets

(in thousands)

	Actual

				Pro Forma
	December 31,
			March 31,	March 31,
	2002	2003	2004	2004(a)

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$—	105	420	420
Accounts receivable, net of allowance for doubtful accounts of $239, $177, $234 (unaudited) and $234 (unaudited)	6,059	5,170	5,628	5,628
Prepaid expenses and other	8,281	5,246	4,966	4,966

Total current assets	14,340	10,521	11,014	11,014
Property and equipment, net	67,555	70,726	70,816	70,816
Goodwill, net	35,017	29,843	29,843	29,843
Deferred financing costs, net	1,658	1,860	2,511	2,511
Restricted cash	677	—	—	—
Other assets	3,421	3,735	3,636	3,636

Total assets	$122,668	116,685	117,820	117,820

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,208	3,635	3,949	3,949
Accrued liabilities	6,245	4,574	5,205	4,638
Interest rate swap	1,541	14	4	4
Note payable	2,645	903	679	679
Current maturities of long-term debt	3,602	4,004	3,972	3,972
Contingent contribution obligation	—	—	—	20,000

Total current liabilities	18,241	13,130	13,809	33,242
Long-term debt, less current maturities and discount	78,466	78,696	78,546	65,203
Accrued closure and post-closure liabilities	6,269	3,005	3,165	3,165
Deferred tax liabilities	1,568	3,287	3,707	3,707
Other liabilities	390	—	—	—

Total liabilities	104,934	98,118	99,227	105,317
Stockholders’ equity:
Common stock, $0.01 par value per share. Authorized 25,000 shares; issued and outstanding 8,000 shares	80	80	80	80
Additional paid-in capital	16,793	12,548	12,105	6,015
Retained earnings	861	5,939	6,408	6,408

Total stockholders’ equity	17,734	18,567	18,593	12,503
Commitments and contingencies

Total liabilities and stockholders’ equity	$122,668	116,685	117,820	117,820

(a)	See note 1(x).

See accompanying notes to consolidated financial statements.

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

Consolidated Statements of Operations

(in thousands, except per share data)

					Three Months
					Ended
	Years Ended December 31,			Pro Forma	March 31,		Pro Forma
				December 31,			March 31,
	2001	2002	2003	2003(a)	2003	2004	2004(a)

				(unaudited)	(unaudited)		(unaudited)
Revenue	$57,721	62,162	64,226		14,799	15,891

Expenses:
Cost of services	35,841	38,336	41,666		10,045	10,630
Depreciation and amortization	6,684	6,229	7,812		1,762	1,933
General and administrative:
Stock-based compensation	—	—	1,220		84	30
Other general and administrative	4,135	4,432	3,922		1,062	1,252

	46,660	48,997	54,620		12,953	13,845

Operating income	11,061	13,165	9,606		1,846	2,046

Other income (expense):
Interest expense	(10,295)	(9,483)	(5,225)		(1,263)	(1,267)
Interest income	142	17	5		1	—
Gain (loss) on sale of assets	(57)	14	28		20	1
Other income, net	4	6	—		—	—

	(10,206)	(9,446)	(5,192)		(1,242)	(1,266)

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	855	3,719	4,414		604	780
Income tax expense	(359)	(1,727)	(1,753)		(241)	(311)

Income from continuing operations before cumulative effect of changes in accounting principles	496	1,992	2,661		363	469
Loss from discontinued operations, net of tax	(201)	(816)	(156)		(82)	—
Gain on disposal of discontinued operations, net of tax	—	—	249		—	—

Income before cumulative effect of changes in accounting principles	295	1,176	2,754		281	469
Cumulative effect of changes in accounting principles, net of tax	(721)	—	2,324		2,324	—

Net income (loss)	$(426)	1,176	5,078		2,605	469

Earnings per share — basic and diluted:
Income from continuing operations before cumulative effect of changes in accounting principles	$0.06	0.25	0.33	0.27	0.05	0.06	0.05
Loss from discontinued operations, net of tax	(0.02)	(0.10)	(0.02)	(0.02)	(0.01)	—	—
Gain on disposal of discontinued operations, net of tax	—	—	0.03	0.03	—	—	—

Income before cumulative effect of changes in accounting principles, net of tax	0.04	0.15	0.34	0.28	0.04	0.06	0.05
Cumulative effect of changes in accounting principles, net of tax	(0.09)	—	0.29	0.23	0.29	—	—

Net income (loss)	$(0.05)	0.15	0.63	0.51	0.33	0.06	0.05

Weighted average shares outstanding — basic and diluted	8,000	8,000	8,000	10,000	8,000	8,000	10,000

Pro forma amounts, assuming the change in accounting principle is applied retroactively and excluding the cumulative effect of change in accounting principle in the year of adoption:
Net income (loss)	$(868)	581	2,754		281	469

Net income (loss) per share-basic and diluted	(0.11)	0.07	0.34		0.04	0.06

(a)	See note 1(x).

See accompanying notes to consolidated financial statements.

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Common stock		Additional	Retained	Total
			paid-in	earnings	stockholders’
	Shares	Par	capital	(deficit)	equity

Balance, December 31, 2000	8,000	$80	22,326	111	22,517
Distribution to Old WCA	—	—	(2,832)	—	(2,832)
Net loss	—	—	—	(426)	(426)

Balance, December 31, 2001	8,000	80	19,494	(315)	19,259
Distribution to Old WCA	—	—	(2,701)	—	(2,701)
Net income	—	—	—	1,176	1,176

Balance, December 31, 2002	8,000	80	16,793	861	17,734
Contribution from Old WCA	—	—	1,309	—	1,309
Distribution to Old WCA	—	—	(6,774)	—	(6,774)
Non-cash compensation charge	—	—	1,220	—	1,220
Net income	—	—	—	5,078	5,078

Balance, December 31, 2003	8,000	80	12,548	5,939	18,567
Distribution to Old WCA (unaudited)	—	—	(473)	—	(473)
Non-cash compensation charge (unaudited)	—	—	30	—	30
Net income (unaudited)	—	—	—	469	469

Balance, March 31, 2004 (unaudited)	8,000	$80	12,105	6,408	18,593

See accompanying notes to consolidated financial statements.

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

Consolidated Statements of Cash Flows

(in thousands)

				Three Months
				Ended
	Years Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(426)	1,176	5,078	2,605	469
Adjustments to reconcile net income (loss) to net cash provided in operating activities:
Deferred tax expense	359	1,713	1,752	944	311
Prepaid disposal usage	61	97	302	34	90
Loss (gain) on sale of assets	57	(14)	(28)	(20)	(1)
Depreciation and amortization	6,684	6,229	7,812	1,762	1,934
Deferred financing costs amortization	877	2,951	873	120	225
Debt discount amortization	456	719	61	17	11
Provision and accretion expense for closure and post-closure obligations	450	253	207	52	68
Cumulative effect of change in accounting principle	1,163	—	(3,749)	(3,749)	—
Interest rate swap	1,349	(971)	(1,527)	(418)	(11)
Cost of terminated acquisitions	53	9	32	—	—
Non-cash compensation charge	—	—	1,220	84	30
Noncash expenses relating to discontinued operations	2,897	2,725	1,430	657	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	3,845	(410)	(372)	259	(458)
Prepaid expenses and other	1,013	(1,251)	1,759	(806)	471
Accounts payable and other liabilities	2,077	(1,103)	(552)	(1,815)	945

Net cash provided by (used in) operating activities	20,915	12,123	14,298	(274)	4,084

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(6,261)	(3,316)	(6,438)	(33)	—
Proceeds from sale of discontinued operations	—	—	9,759	—	—
Proceeds from sale of fixed assets	—	149	344	20	1
Cost incurred on possible acquisitions	(254)	(12)	(32)	(46)	—
Capital expenditures	(7,670)	(8,826)	(7,273)	(1,034)	(1,922)

Net cash used in investing activities	(14,185)	(12,005)	(3,640)	(1,093)	(1,921)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	9,250	25,000	6,500	—	—
Principal payments of note payable	(2,316)	(1,064)	(2,744)	(1,050)	(224)
Principal payments on long-term debt	(7,363)	(47,664)	(6,507)	(598)	(990)
Net change in revolving line of credit	(2,250)	26,360	(848)	6,880	797
(Increase) decrease in restricted cash	378	(675)	677	(1)	—
Distributions and transfers to Old WCA, net	(3,222)	(3,127)	(6,557)	(3,794)	(555)
Bank overdraft	—	742	—	—	—
Deferred financing costs	(1,519)	(1,416)	(1,074)	(9)	(876)

Net cash provided by (used in) financing activities	(7,042)	(1,844)	(10,553)	1,428	(1,848)

Net change in cash and cash equivalents	(312)	(1,726)	105	61	315
Cash and cash equivalents at beginning of period	2,038	1,726	—	—	105

Cash and cash equivalents at end of period	$1,726	—	105	61	420

See accompanying notes to consolidated financial statements.

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

Consolidated Statements of Cash Flows

(in thousands)

				Three Months
	Years Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Supplemental cash flow information:
Cash paid during the year for:
Interest	$6,614	5,662	4,730	1,188	753
Taxes	—	—	—	—	—
Noncash investing and financing activities:
Property and equipment financed by direct debt	396	1,060	448	—	—
Issuance of premiums financed by direct debt	1,313	2,703	1,002	—	—
Property and equipment distributed to Old WCA	—	—	249	—	—
Acquisitions of operations:
Accounts receivable	63	—	—	—	—
Property and equipment, net	4,573	857	7,714	—	—
Goodwill	3,783	2,794	(119)	(119)	—
Other assets	34	10	—	—	—
Debt and liabilities issued or assumed	2,192	345	(152)	(152)	—
Old WCA contribution	—	—	1,309	—	—
Disposal of discontinued operations
Accounts receivable	—	—	(1,261)	—	—
Other current assets	—	—	(141)	—	—
Property and equipment, net	—	—	(3,903)	—	—
Goodwill, net	—	—	(5,055)	—	—
Debt and other liabilities	—	—	(995)	—	—

See accompanying notes to consolidated financial statements.

WCA WASTE CORPORATION AND SUBSIDIARIES

(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(1)	Organization and Summary of Significant Accounting Policies

(a)	Business

WCA Waste Corporation and subsidiaries (WCA or the Company) was formed for the purpose of acquiring certain solid waste operations in the Central and Southern United States of America effective October 1, 2000. WCA provides integrated nonhazardous solid waste collection, transfer, and disposal services to customers in Alabama, Arkansas, Kansas, Missouri, South Carolina, Texas, and Tennessee. See Note 1(b) “Internal Reorganization and Basis of Presentation” for additional discussion on the formation of WCA.

(b)	Internal Reorganization and Basis of Presentation

WCA Waste Corporation (Newco) was formed in February 2004 as a subsidiary of Waste Corporation of America, Inc. (Old WCA). In June 2004, Old WCA completed an internal reorganization between Old WCA, Newco and WCA Waste Systems, Inc. (WSI), which is also a wholly-owned subsidiary of Old WCA. Through the internal reorganization, the ownership of WSI was transferred to Newco and Old WCA and certain other operating subsidiaries of Old WCA were spun off from the operations of Newco and WSI. This resulted in Old WCA and Newco being separate entities, each owned by the former shareholders of Old WCA, and WSI being a wholly-owned subsidiary of Newco.

In connection with the reorganization and subsequent stock split, Newco issued 6,670,260 shares of common stock to the shareholders of Old WCA. In addition, certain previously outstanding options and warrants of Old WCA were exchanged for 1,330,056 shares (after giving effect to a merger and reverse stock split) of Newco, resulting in an estimated charge of $11.6 million from this issuance. Following these transactions, there are 8,000,316 shares of Newco common stock outstanding.

Following this reorganization, WCA Waste Corporation has filed a registration statement with the Securities and Exchange Commission to effect an initial public offering of the common shares of WCA Waste Corporation. The Company has also established the WCA Waste Corporation Incentive Plan to issue options to employees and directors. The Company has agreed to issue options to acquire 664,000 shares of common stock at an exercise price equal to the initial public offering price.

The formation of Newco and the transfer of the operations of WSI to Newco represent a combination of entities under common control. Accordingly, the accompanying consolidated financial statements reflect the operations of WSI as if such reorganization had occurred as of the beginning of all periods presented.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all material intercompany balances and transactions. Prior to the reorganization, the Company was a wholly-owned subsidiary of Old WCA, and the accompanying consolidated financial statements have been prepared on a carve-out basis to represent the net assets and related historical results of the Company as-if it were a stand-alone entity. General, administrative and overhead expenses have been allocated between the Company and Old WCA to reflect each entity’s portion of these expenses. During 2001 and again during 2003, Old WCA transferred the operations of certain wholly-owned subsidiaries to the Company for net consideration of $1.3 million and $4.6 million respectively. As such, these transactions have been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of the transferred subsidiaries have been recorded at their carrying amounts in the accounts of Old WCA. These financial statements have been presented

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

as if the transferred subsidiaries had been owned by the Company for all periods presented and the net consideration has been included in distributions to Old WCA during the actual periods of transfer.

(c) Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Restricted Cash

Restricted cash balances of $677 at December 31, 2002 consists principally of remaining project funds of a certain tax-exempt financing held for equipment purchases, permitting, and facility construction of specifically approved projects. These amounts are principally invested in fixed income securities of federal, state, and local governmental entities and financial institutions. At December 31, 2003, there is no remaining balance as all funds were expended on the approved projects.

(e) Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations as increases or offsets to operating expense for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives for significant property and equipment categories are as follows (in years):

Vehicles and equipment	3 to 10
Containers	5 to 12
Buildings and improvements	15 to 25
Computers and software	3 to 5
Furniture and fixtures	3 to 10

(f) Landfill Accounting

Capitalized Landfill Costs

At December 31, 2003, the Company owned and operated five municipal solid waste (MSW) landfills and six construction and demolition debris (C&D) landfills. In addition, the Company owned one MSW landfill and one C&D landfill which are fully permitted but not constructed at December 31, 2003.

Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs. At December 31, 2003 no capitalized interest had been included in capitalized landfill costs, however, in the future interest could be capitalized on landfill construction projects but only during the period the assets are undergoing activities to ready them for their intended use. Capitalized landfill costs are amortized ratably using the units-of-production method over the estimated useful life of the site as airspace of the landfill is consumed. Landfill amortization rates are determined periodically (not less than annually) based on ground surveys and other density measures and estimates made by the Company’s engineers, management and financial personnel.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Total available airspace includes the total of estimated permitted airspace plus an estimate of probable expansion airspace that the Company believes is likely to be permitted. Where the Company believes permit expansions are probable, the expansion airspace, and the projected costs related to developing the expansion airspace are included in the airspace amortization rate calculation. The criteria the Company uses to determine if permit expansion is probable include but are not limited to whether: (i) the Company believes the project has fatal flaws; (ii) the land is owned or controlled by the Company, or under option agreement; (iii) the Company has committed to the expansion; (iv) financial analysis has been completed and the results indicate that the expansion has the prospect of a positive financial and operational impact; (v) personnel are actively working to obtain land use, local and state approvals for an expansion (vi) the Company believes that the permit is likely to be received; and (vii) the Company believes that the timeframe to complete the permitting is reasonable.

The Company may be unsuccessful in obtaining expansion permits for airspace that has been considered permitted. If unsuccessful in obtaining these permits, the previously capitalized costs will be charged to expense.

Closure and Post-Closure Obligations

The Company has material financial commitments for the costs associated with its future obligations for final closure, which is the closure of the landfill and the capping of the final uncapped areas of a landfill and post-closure maintenance of those facilities, which is generally expected to be for a period of up to thirty years for MSW facilities and up to five years for a C&D facilities after final site closure.

On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143), which provides standards for accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. See “Adoption of New Accounting Standards” for a discussion of the impact of adopting SFAS No. 143. Generally the requirements for recording closure and post-closure obligations under SFAS No. 143 are as follows:

•	Landfill closure and post-closure liabilities are calculated by estimating the total obligation in current dollars. Cost estimates equate the costs of third parties performing the work. Any portion of the estimates which are based on activities being performed internally are increased to reflect a profit margin a third party would receive to perform the same activity. This profit margin will be taken to income should the work ultimately be performed internally.

•	The total obligation is carried at the net present value of future cash expenditures, which is calculated by inflating the obligation based upon the expected date of the expenditure using an inflation rate of 2.5% and discounting the inflated total to its present value using an 8.5% discount rate. The 8.5% discount rate represents the Company’s credit-adjusted risk-free rate. The resulting closure and post-closure obligation is recorded on the balance sheet as airspace is consumed.

•	Accretion expense is calculated by multiplying the discounted closure and post-closure obligation at the beginning of the year by the 8.5% credit-adjusted risk-free rate (discount rate). Accretion expense is a non-cash charge to cost of services and increases the related closure and post-closure obligation. This expense will generally be less during the early portion of a landfill’s operating life and increase thereafter.

The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. The Company’s ultimate liability for such costs may increase in the future as a result of changes in estimates, legislation, or regulations.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(g) Allocation of Acquisition Purchase Price

A summary of the Company’s accounting for acquisitions is as follows:

Acquisition purchase price is allocated to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

The Company deems the total remaining airspace of an acquired landfill to be a tangible asset. Therefore, for acquired landfills, it initially allocates the purchase price to identified intangible and tangible assets acquired, including landfill airspace, and liabilities assumed based on their estimated fair values at the date of acquisition.

The Company may consummate single acquisitions that include a combination of collection operations and landfills. For each separately identified collection operation and landfill acquired in a single acquisition, the Company performs an initial allocation of total purchase price to the identified collection operations and landfills based on their relative fair values. Following this initial allocation of total purchase price to the identified collection operations and landfills, the Company further allocates the identified intangible assets and tangible assets acquired and liabilities assumed for each collection operation and landfill based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to either goodwill or landfill site costs, as discussed above.

The Company accrues the payment of contingent purchase price if the events surrounding the contingency are deemed probable. Contingent purchase price related to landfills is allocated to landfill site costs and contingent purchase price for acquisitions other than landfills is allocated to goodwill. There are currently no pending contingent amounts due relating to any prior acquisitions.

(h) Goodwill

The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002. Goodwill and intangible assets acquired in a business combination accounted for as a purchase and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. For intangible assets identified as having indefinite useful lives, the Company was required to test those intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period and at least annually thereafter. Impairment was measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. The results of these analyses did not require the Company to recognize an impairment loss during any of the years ended December 31, 2002, and 2003.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over a period not greater than 40 years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation.

(i) Impairment of Long-Lived Assets

The Company adopted SFAS No. 144 on January 1, 2002. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

(j) Costs Incurred on Possible Acquisitions

Costs incurred on possible acquisitions are capitalized as incurred and consist primarily of third-party accounting, legal, and other consulting fees incurred in the negotiation and due diligence process, and nonrefundable down payments. Upon consummation of an acquisition accounted for as a purchase, deferred costs are capitalized as part of the purchase price. Capitalized costs are reviewed for reasonableness on a periodic basis, and costs that management believes relate to transactions that will not be consummated are charged to expense. During 2001, 2002, and 2003, the Company expensed $53, $9, and $32, respectively, of such costs, which are included in general and administrative cost in WCA’s consolidated statements of operations. At December 31, 2002 and 2003 $204 and $0 of such capitalized costs are reflected in other assets on WCA’s consolidated balance sheets.

(k) Deferred Financing Costs

Deferred financing consist primarily of direct legal, lender and other consulting fees incurred in the negotiation of new debt agreements. Costs are amortized as a component of interest expense using the effective interest method. During 2001, 2002, and 2003, the Company expensed $877, $2,951, and $873, respectively, of such costs, which are reflected as interest expense in WCA’s consolidated statements of operations.

(l) Interest Expense

Interest expense includes interest accrued on outstanding notes payable and long-term debt, amortization of deferred financing costs, accretion of debt discount, accretion of interest related to the discounted closure and post-closure liabilities for 2001 and 2002, and change in fair value of the Company’s interest

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

rate swap. For the years ended December 31, 2001, 2002 and 2003, interest expense consists of the following:

	2001	2002	2003

Notes payable and long-term debt	$7,274	6,677	5,818
Deferred financing costs	877	2,951	873
Debt discount	456	719	61
Discounted closure and post-closure liabilities (prior to adoption of SFAS No. 143)	339	107	—
Interest rate swap	1,349	(971)	(1,527)

	$10,295	9,483	5,225

(m) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases based on enacted tax rates. The Company provides a valuation allowance when, based on management’s estimates, it is more likely than not that a deferred tax asset will not be realized in future periods.

The Company is included in the consolidated federal income tax return of Old WCA. Income taxes have been calculated on a separate company basis consistent with the requirements of SFAS No. 109, Accounting for Income Taxes. All tax amounts have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Current income taxes payable are included with accrued liabilities on the Company’s Balance Sheets. See Note 5 “Certain Balance Sheet Accounts” for detail of accrued liabilities.

(n) Insurance

The Company has retained a portion of the risks related to its general liability, automobile and workers’ compensation insurance programs. The exposure for unpaid claims and associated expenses, including incurred but not reported losses, is based on estimates of ultimate losses on claims and actuarially-determined development factors.

(o) Loss Contract Reserve

When current estimates of contract revenue and direct contract costs exclusive of all non-variable fixed costs indicate a loss, the Company records a provision for the entire loss on the contract in the period in which the loss becomes evident. In addition, when the Company makes an acquisition, it evaluates the contracts in place at the date of acquisition to determine if such contracts are at unfavorable terms, and if so, records a reserve for such losses in purchase price accounting.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(p) Revenue Recognition

The Company recognizes revenue upon the receipt and acceptance of nonhazardous industrial and municipal waste at its landfills. Revenue for collection services is recognized as the services are performed. Revenue for container rental is recognized over the rental period.

(q) Derivative Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company has been required through the terms of its credit agreements to control market risk related to interest rates through the use of interest rate swap agreements. In October 17, 2000, the Company entered into a three-year interest rate swap agreement, expiring in October 2003, with an initial notional amount of $50 million. Under the agreement, the Company received a floating rate and paid a fixed interest rate. The interest rate swap did not qualify for hedge accounting under SFAS No. 133 and was therefore marked to market annually. Changes in the fair value of the interest rate swap from period to period were recorded as a component of interest expense. During 2001, the Company recorded a net-of-tax, cumulative-effect-type adjustment of $721, net of tax benefit of $442 in the Statement of Operations to record the fair value of the interest rate swap agreement as of January 1, 2001. For the years ended December 31, 2001, 2002, and 2003, the Company recorded $1,349, $(971), and $(1,541) of additional interest expense (income), respectively, related to the change in fair value of this interest rate swap.

Effective October 31, 2003, the Company entered into a six-month interest rate swap agreement with a notional amount of $19 million. Under the agreement, the Company receives a floating rate and pays a fixed interest rate. This interest rate swap does not qualify for hedge accounting under SFAS No. 133 and is therefore marked to market. Changes in the fair value of the interest rate swap from period to period are recorded as a component of interest expense. For the year ended December 31, 2003, the Company recorded $14 of additional interest expense related to the change in fair value of the interest rate swap.

(r) Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, derivatives, accrued expenses, and long-term debt, approximate fair value.

(s) Stock-Based Compensation

At December 31, 2003 the Company had no stock options issued or outstanding. Employees of the Company have been granted options to purchase common stock of Old WCA. Accordingly, the Company has included disclosures related to these option plans as if the Company had granted these options directly to the employees for this stock-based compensation under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under this method, the Company recorded no compensation expense for stock options granted by Old WCA to employees when the exercise price of the options is equal to or greater than the fair market value of common stock on the date of grant. SFAS No. 123, “Accounting

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

for Stock-Based Compensation” (SFAS No. 123), established accounting and disclosure requirements using a fair-valued-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company applied the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS No. 123.

Had compensation expense for the options granted by Old WCA to employees of the Company been determined based on the fair value of Old WCA’s options at the grant date, consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share for the years ended December 31, 2001, 2002 and 2003 would have been reduced to the pro forma amounts indicated below:

	2001	2002	2003

Net income (loss) — as reported	$(426)	1,176	5,078
Stock-based employee compensation expense included in reported net income	—	—	1,220
Stock-based employee compensation expense determined under fair value based methods, net of tax	(281)	(299)	(158)

Net income (loss) — pro forma	$(707)	877	6,140

Earnings per share — basic and diluted	$(0.05)	0.15	0.63

Pro forma earnings (loss) per share — basic and diluted	$(0.09)	0.11	0.77

      For the three months ended March 31, 2003 and 2004, net income would have been reduced as follows:

	Three Months
	Ended
	March 31,

	2003	2004

	(Unaudited)
Net income — as reported	$2,605	469
Stock-based employee compensation expense included in reported net income	84	30
Stock-based employee compensation expense determined under fair value based methods, net of tax	(40)	(22)

Net income — pro forma	$2,649	477

Earnings per share — basic and diluted	$0.33	0.06

Pro forma earnings per share — basic and diluted	$0.33	0.06

(t) Earnings per Share

Basic and diluted earnings per share have been calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year. As discussed in Note 1(b) “Internal Reorganization and Basis of Presentation”, during 2004 the Company issued 1,330,056 shares (after giving effect to a merger and reverse stock split) of common stock in settlement of previously outstanding options and warrants of Old WCA. In accordance with the guidance of SFAS No. 128, this transaction is considered to be a part of a recapitalization and is treated consistent with a stock dividend or stock split, and therefore is reflected retroactively in the computation of earnings per share. Accordingly, these shares are included in the weighted average shares

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

outstanding for all periods presented. There were no potentially dilutive common stock instruments outstanding during the years ended December 31, 2001, 2002 and 2003.

(u) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high-quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers comprise the Company’s customer base, thus spreading the trade credit risk. At December 31, 2001, 2002 and 2003, no single group or customer represents greater than 10% of total accounts receivable.

(v) Distributions to Old WCA

The Company enters into intercompany transactions with Old WCA for, among other things, allocations of corporate charges and services, allocation and adjustment of tax attributes, and in 2001 and 2003 the transfer of subsidiaries from Old WCA. The net amount due to Old WCA at the end of each fiscal year has been classified as distributions to Old WCA in the accompanying consolidated statement of stockholders’ equity.

(w) Allocation of Expenses

Prior to the reorganization discussed in Note 1(b), the Company was a wholly owned-subsidiary of Old WCA and shared common management, general and administrative and overhead costs. The cost for these services were incurred by the Company and allocated to Old WCA and Old WCA’s other subsidiaries. The Company allocated these costs based upon an average of each entity’s respective proportion of total headcount and total revenues, both of which produce comparable allocation percentages. Management believes that these two bases of allocation of expenses provide the most relevant and reasonable method of allocating these costs to the respective operations. During the years ended December 31, 2001, 2002 and 2003, the Company allocated costs totaling $487, $529 and $465, respectively, to Old WCA. WCA’s senior management will continue to serve as officers of Old WCA. During 2004, the Company expects to enter into an administrative services agreement with Old WCA where Old WCA will pay a monthly fee of approximately $40,000 for administrative services, including executive officers, other employees, administrative systems, service and facilities. It is impracticable to estimate the amount of expenses that would have been incurred in each of the three years ended December 31, 2003 had the Company been an unaffiliated entity of Waste Corporation of America, Inc.

There has been no allocation of debt or interest expense between the Company and Old WCA as both entities have incurred their own debt in order to finance their operations. There is no inter-company debt between the Company and Old WCA, and the Company does not receive proceeds from any debt incurred by Old WCA.

(x) Pro Forma Disclosures — Unaudited

Following the reorganization discussed in Note 1 (b), the Company has filed a registration with the SEC for an initial public offering of shares of common stock of WCA Waste Corporation. In connection with this transaction the Company has agreed to contribute $20.0 million to Old WCA upon the closing of the initial public offering, which will be satisfied in connection with and from the proceeds from the WCA

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Waste Corporation initial public offering. Old WCA will then use the proceeds from the satisfaction of the contingent contribution obligation to repay its obligation to Waste Management, Inc. (“WMI”) as more fully discussed in Note 6 “Long-Term Debt.” Assuming a $10 per share offering price, the sale of 2,000,000 shares of common stock would be required to satisfy the $20.0 million contingent contribution obligation. The accompanying financial statements include pro forma disclosures to reflect this contingent contribution obligation as a distribution from stockholders’ equity and a liability on the consolidated balance sheet as of December 31, 2003, and the pro forma earnings per share for the year ended December 31, 2003 and the three months ended March 31, 2004 as if the stock split had occurred and the additional 2,000,000 shares had been issued in order to fund the contingent contribution obligation and were outstanding as of January 1, 2003. The following table reflects the pro forma adjustments to the weighted average shares outstanding for both the year ended December 31, 2003 and the three months ended March 31, 2004:

Weighted average shares outstanding — as reported	8,000,316
Pro forma shares to fund contribution	2,000,000

Pro forma weighted average shares outstanding	10,000,316

(y) Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

(z) Segment Information

The Company’s revenues are derived from one industry segment, which includes collection, transfer and disposal of non-hazardous solid waste primarily in the Central and Southern United States. The Company considers each of its seven operating states to be a geographic operating segment as each state includes vertically integrated operations, reports stand-alone financial information and has a respective operating manager or state president that reports to the Company’s chief operating officer. The states of Kansas and Missouri are combined as one segment due to the reporting structure and the vertical integration of the related operations. See Note 11 “Segment Reporting”, for geographic information relating to the Company’s operations.

(aa) Recently Adopted Accounting Pronouncements

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 outlines standards for accounting for our landfill retirement obligations that have historically been referred to as closure and post-closure liabilities. The adoption of the standard has no impact on our cash requirements.

SFAS No. 143 results in a change in the mechanics of calculating landfill retirement obligations and the classification of where amounts are recorded in the financial statements. Landfill retirement obligations are no longer accrued through a provision to cost of services, but rather by an increase to capitalized landfill costs and amortized to depreciation and amortization as landfill airspace is consumed.

Adopting SFAS No. 143 required a cumulative adjustment to reflect the change in accounting for landfill obligations retroactively to the date of the inception of the landfill. Inception of the asset

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

retirement obligation is the date the landfill was acquired or the date operation commenced for landfills opened by the Company. Upon adopting SFAS No. 143 on January 1, 2003, the Company recorded a cumulative effect of the change in accounting principle of $3,749 ($2,324, net of tax), a decrease in its closure and post-closure liability of $3,832 and a decrease in net landfill assets of $83.

The following table summarizes the balance sheet impact of our initial adoption of SFAS No. 143 as of January 1, 2002 computed on a pro forma basis as if the provisions of SFAS No. 143 had been applied during all periods affected:

				Pro Forma
	December 31,		January 1,	January 1,
	2002	Change	2003	2002(a)

Landfill assets, net	$42,746	(83)	42,663	41,744
Closure and post-closure liabilities	$6,269	(3,832)	2,437	1,968

(a)	The pro forma computations have been performed based on assumptions and interest rates at January 1, 2003, the date of adoption of SFAS No. 143.

If SFAS No. 143 had been effective for 2001 and 2002, the impact on income from continuing operations before cumulative effect of changes in accounting principles and earnings per share would have been as follows for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Reported net income (loss)	$(426)	1,176	5,078
Adoption of SFAS No. 143, net of tax	(442)	(595)	(2,324)

Pro forma net income (loss)	$(868)	581	2,754

Reported net income (loss) per share — basic and diluted	$(0.05)	0.15	0.63
Adoption of SFAS No. 143, net of tax	(0.06)	(0.08)	(0.29)

Pro forma net income (loss) per share — basic and diluted	$(0.11)	0.07	0.34

      The changes to landfill assets and closure and post-closure liabilities for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004 are as follows (in thousands):

		Closure and
	Landfill	Post-closure
	Assets, net	Liabilities

December 31, 2000	$39,338	$5,671
Expense	(3,580)	111
Spending	3,759	(65)
Interest accretion	—	339
Acquisitions	1,625	46

December 31, 2001	$41,142	$6,102
Expense	(2,922)	145
Spending	4,526	(85)
Interest accretion	—	107

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

		Closure and
	Landfill	Post-closure
	Assets, net	Liabilities

December 31, 2002	$42,746	$6,269
Adoption of SFAS No. 143	(83)	(3,832)
Capital expenditures	3,800	—
Amortization expense	(4,071)	—
Obligations incurred and capitalized	361	361
Interest accretion	—	207
Acquisitions divestitures and other adjustments	7,918	—

December 31, 2003	$50,671	$3,005
Capital expenditures (unaudited)	596	—
Amortization expense (unaudited)	(974)	—
Obligations incurred and capitalized (unaudited)	92	92
Interest accretion (unaudited)	—	68

March 31, 2004 (unaudited)	$50,385	$3,165

      The Company’s liabilities for closure and post-closure costs are as follows:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Recorded amounts:
Current portion	$—	$—	$—
Noncurrent portion	6,269	3,005	3,165

Total recorded	$6,269	$3,005	$3,165

      The Company’s total anticipated cost for closure and post-closure activities is $40.6 million, as measured in current dollars. The Company believes the amount and timing of these activities are reasonably estimable. Anticipated payments of currently identified closure and post-closure liabilities for the next five years and thereafter are reflected below (in thousands). The recorded liabilities as of March 31, 2004 include the impact of inflating these costs and discounting these costs to present value:

2004	2005	2006	2007	2008	Thereafter

$—	$1,015	$55	$55	$55	$39,420

      Where the Company believes that both the amount of a particular closure and post-closure liability and the timing of the payments are reliably determinable, the cost in current dollars is inflated (3% at December 31, 2002 and 2.5% at December 31, 2003 and March 31, 2004) until expected time of payment and then discounted to present value (7% at December 31, 2002 and 8.5% at December 31, 2003 and March 31, 2004). Accretion expense is applied to the closure and post-closure liability based on the effective interest method and is included in cost of services. Had the Company not discounted any portion of its liability, the amount recorded would have been increased by $0.9 million, $6.9 million and $7.0 million (unaudited) at December 31, 2002 and 2003 and March 31, 2004, respectively.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

      The table below compares the Company’s historical practices and current practices of accounting for landfill closure and post-closure activities.

Description	Historical Practice	Current Practice (Effective January 1, 2003)

Definitions:
Closure	Includes final capping event, final portion of methane gas collection system to be constructed, demobilization, and the routine maintenance costs incurred after site ceases to accept waste, but prior to being certified as closed.	No change.
Post-closure	Includes routine monitoring and maintenance of a landfill after it has closed, ceased to accept waste and been certified as closed by the applicable state regulatory agency.	No change.
Discount Rate:	Obligations discounted at a rate of 7.0%.	Obligations discounted at a credit- adjusted, risk-free rate (8.5% at January 1, 2003).
Cost Estimates:	Costs were estimated based on performance, principally by third parties, with a small portion performed by the Company.	No change, except that the cost of any activities performed internally must be increased to represent an estimate of the amount a third party would charge to perform such activity.
Inflation:	Inflation rate of 3.0%.	Inflation rate of 2.5% effective January 1, 2003.
Recognition of Assets and Liabilities:
Asset Retirement Cost	Not applicable.	An amount equal to the discounted cash flow associated with the fair value of closure and post-closure obligation is recorded as an addition to capitalized landfill costs as airspace is consumed.
Closure and Post-Closure	Accrued over the life of the landfill. Costs are charged to cost of services and accrued closure and post-closure liability as airspace is consumed using the units-of-production method. Liability discounted and interest is accreted to reflect the passage of time.	The discounted cash flow associated with the fair value of the liability is recorded with a corresponding increase in capitalized landfill costs as airspace is consumed. Accretion expense is recorded to cost of services and the corresponding liability until the liability is paid.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Description	Historical Practice	Current Practice (Effective January 1, 2003)

Statement of Operations Expense:
Liability accrual	Expense charged to cost of operations at same amount accrued to liability.	Not applicable
Landfill asset amortization	Not applicable for landfill closure and post-closure obligations.	Landfill asset is amortized to depreciation and amortization expense as airspace is consumed over life of landfill.
Accretion	Expense accreted at a rate of 7.0% and included as a component of interest expense.	Expense, charged to cost of services, is accreted at credit- adjusted, risk-free rate (8.5%).

SFAS No. 146

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), effective for transactions occurring after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The Company’s adoption of SFAS No. 146 did not have a material effect on its financial statements.

FIN 45

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). It clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of the liability is to determine the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of FIN 45 were effective on a prospective basis to guarantees issued or modified after December 31, 2002, and the Company will record the fair value of future material guarantees, if any. The Company did not have any guarantees at December 31, 2003.

FIN 46

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). FIN 46 requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual benefits. The effective date for FIN 46 was deferred until December 31, 2003. The Company’s adoption of FIN 46 did not have a material impact on its financial statements.

SFAS No. 148

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS No. 148).

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure in the summary of accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method. The Company adopted the disclosure provisions of SFAS No. 148 and continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. At December 31, 2003 the Company had no stock options issued or outstanding. However, employees of the Company have been granted options to purchase common stock of Old WCA. Accordingly, the Company has included disclosures related to these option plans as if the Company had granted these options directly to the employees.

SFAS No. 149

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. With certain exceptions, SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company’s adoption of SFAS No. 149 did not have a material effect on its financial statements.

SFAS No. 150

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of SFAS No. 150 did not have a material effect on its financial statements.

(2)	Use of Estimates

In preparing the Company’s financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company’s financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

the assumptions that deal with the greatest amount of uncertainty are related to the Company’s accounting for landfills, asset impairments, and insurance claims as described below.

The discussion below details the Company’s accounting policies for landfills through December 31, 2003.

Accounting for landfills. The Company utilizes the units of production method to amortize landfill construction costs over the estimated remaining capacity of a landfill. Under this method the Company includes future estimated landfill development costs, as well as costs incurred to date, in the amortization base. Additionally, the Company includes deemed permitted expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

This accounting method requires the Company to make estimates and assumptions, as described below. Any changes in the Company’s estimates will impact the Company’s income from operations prospectively from the date changes are made.

Landfill costs. The Company estimates the total cost to develop each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated airspace amortization, and projections of future purchase and development costs, operating construction costs, permitting cost of expansions and capitalized interest costs.

Closure and post-closure costs. The costs for closure and post-closure obligations at landfills the Company owns or operates are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes. The estimates for landfill closure and post-closure costs also consider when the costs would actually be paid and factor in inflation and discount rates. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

Available airspace. The Company’s engineers determine the remaining capacity at landfills by estimating the available airspace. This is done by using surveys and other methods to calculate, based on height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity.

Expansion airspace. The Company will also consider currently unpermitted airspace in the estimate of remaining capacity in certain circumstances. See Note 1(f) “Landfill Accounting — Capitalized Landfill Costs” for further explanation.

It is possible that the Company’s estimates or assumptions will ultimately turn out to be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

Asset Impairments. Accounting standards require that assets be written down if they become impaired. If significant events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company’s control, and cannot be predicted with any certainty whether or not they will occur. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. Also, there are other considerations for impairments of landfills and goodwill as discussed in Note 1.

Allowance for Doubtful Accounts. The Company estimates losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the likelihood of success in collecting the receivable.

Acquisition Accounting. The Company estimates the fair value of assets and liabilities when allocating the purchase price of an acquisition.

Income Taxes. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

Insurance claims reserves. The company estimates asserted and unasserted insurance claims based on actuarial calculations.

Contingent Liabilities. The Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with SFAS No. 5, “Accounting for Contingencies.”

Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements.

(3)	Acquisitions

During 2003, the Company purchased a fully permitted but not yet constructed C&D landfill located adjacent to one of the Company’s currently operating C&D landfills in Houston, Texas. This landfill had no operations during the period ended December 31, 2003. The purchase price for the landfill was $7.9 million, which was consummated with a $6.6 million cash payment and issuance of 350 thousand shares of common stock of Old WCA. The contribution of Old WCA’s common stock was accounted for as a capital contribution of $1,309 to the Company.

During 2002, the Company entered into an asset purchase agreement to acquire one hauling operation. The acquisition has been accounted for using the purchase method of accounting effective November 1, 2002. The aggregate purchase price was $3.5 million consisting of $3.3 million cash payment and the remainder in a holdback note due to the seller. The purchase was funded through availability on the Company’s existing revolving credit facility.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Allocation of purchase price, including the costs incurred to complete the acquisition and any additional costs incurred relating to prior year acquisitions, has been allocated as follows:

	2002	2003

Property and equipment, net	$857	7,714
Goodwill	2,794	—
Other assets	10	—
Accounts payable and accrued liabilities	(345)	—
Capital contribution from Old WCA	—	(1,309)

	$3,316	6,405

Additionally, during 2003 purchase price adjustment entries relating to the 2002 acquisition were made resulting in a $119 reduction in goodwill and a $152 reduction in accrued liabilities related to the favorable settlement of certain pre-acquisition contingencies.

In connection with a certain prior acquisition, the Company acquired prepaid disposal rights at certain of the seller’s landfills. These rights expire over the shorter of 10 years or the usage of two million cubic yards. The Company can utilize these rights to dispose of MSW or C&D waste at the specified landfills. The estimated usage during 2004 of $315 is included as a current asset in prepaid and other assets and the remaining amount of $3,587 is reflected as a long-term asset in other assets, at December 31, 2003, respectively. During the years ended December 31, 2001, 2002, and 2003, the Company utilized $2,072, $1,999, and $1,609, respectively, of prepaid disposal rights, which is included as a cost of service in both continuing and discontinued operations in the related Statements of Operations.

(4)	Earnings per Share

The Company does not currently and has not had any dilutive potential common stock outstanding during the years ended December 31, 2001, 2002 and 2003. Accordingly, diluted earnings per share have not been presented. Excluding pro forma disclosures, there have been no adjustments to either the numerator or denominator used in calculating basic earnings per share for any of the periods presented.

(5)	Certain Balance Sheet Accounts

Allowance for Doubtful Accounts

The following summarizes the activity in the allowance for doubtful accounts for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Balance, beginning of year	$323	193	239
Amounts charged to expense	902	376	376
Amounts written off	(1,032)	(330)	(438)

Balance, end of year	$193	239	177

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Prepaid Expenses and Other

Prepaid expenses and other consist of the following at December 31, 2002 and 2003:

	2002	2003

Prepaid insurance premiums	$2,977	1,474
Prefunded insurance claims	2,029	3,031
Prepaid disposal	2,365	315
Other	910	426

	$8,281	5,246

Property and Equipment

      Property and equipment consist of the following at December 31, 2002 and 2003:

	2002	2003

Land and landfills	$49,672	63,888
Vehicles and equipment	18,027	16,601
Containers	9,699	8,884
Buildings and improvements	4,806	4,324
Computers and software	328	329
Furniture and fixtures	175	173

	82,707	94,199
Less accumulated depreciation and amortization	15,152	23,473

	$67,555	70,726

Accrued Liabilities

Accrued liabilities consist of the following at December 31, 2002 and 2003:

	2002	2003

Accrued insurance claims	$1,760	1,662
Accrued payroll costs	1,248	758
Deferred revenue	996	411
Accrued taxes	442	566
Accrued interest	310	352
Loss contract reserve	471	—
Accrued settlement costs	362	200
Other	656	625

	$6,245	4,574

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(6)	Long-Term Debt

Long-term debt consists of the following at December 31, 2002 and 2003:

	2002	2003

Term loan payable to financial institution, variable interest rate based on LIBOR plus 3.0% (4.4375% at December 31, 2002) and 3.25% (4.375% at December 31, 2003) payable quarterly, due in 2006	$9,500	11,115
Revolving note payable with a financial institution, variable interest rate based on LIBOR plus 3.0% (4.4375% at December 31, 2002) and 3.25% (4.375% at December 31, 2003) due in 2006	34,110	33,263
Environmental Facilities Revenue Bonds, principal payable in varying quarterly installments, maturing in 2004-2022, variable interest rate (3.75% and 3.3% at December 31, 2002 and 2003, respectively)	25,000	23,800
Term loan payable to Waste Management, Inc. (WMI), with interest rate of 8.5%, due in April 2005	12,298	13,343
Notes payable to banks and financial institutions, interest ranging from 5.8% to 10.0%, payable monthly through August 2008	898	856
Seller note, with interest rate of 6%, due in May 2006	444	444

	82,250	82,821
Less debt discount	(182)	(121)
Less current maturities	(3,602)	(4,004)

	$78,466	78,696

During 2003 the Company’s credit facility was amended to $89.7 million consisting of a $15 million term loan, $24.7 million direct pay letter of credit and a $50 million revolving line of credit. The direct pay letter of credit backs the Environmental Facilities Bonds issued in 2002 and amortizes on the same schedule as the outstanding bonds. During 2003, the Company sold certain west Texas collection operations, resulting in $9.8 million in net proceeds. Terms of the amended credit facility required a significant portion of the proceeds to be used for reductions in the term loan and outstanding revolver. The Company reduced the term loan by $3.3 million and the outstanding revolver by $3.3 million. The term loan reduction resulted in a revised payment schedule reducing annual payments by $660 and the revolver reduction resulted in a permanent reduction of $3.3 million in revolver commitment. At December 31, 2003, $33,263 was outstanding on the revolver and $2.7 million in letters of credit had been issued against the revolver leaving $10.7 million available to the Company. The credit facility is secured by liens on all of the Company’s and its subsidiaries assets.

The Company completed an issuance of $25 million in tax-exempt environmental facilities revenue bonds during August 2002. The bonds bear interest at a variable rate and mature weekly through September 2022. Proceeds were used to reimburse the Company for its investment in certain assets and to repay and restructure the Company’s existing credit facility. The Company recorded a charge of $2.5 million for the unamortized deferred financing costs and debt discount related to the early repayment of the term loans of the credit facility. These charges are included in interest expense for the year ended December 31, 2002. In October 2000, the Company entered into a three-year interest rate swap agreement, expiring in October 2003, with an initial notional amount of $50 million, reducing to $35 million during the term of the agreement. Under the agreement, the Company received a floating

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

rate and paid a fixed interest rate of 6.6%. See Note 1(q) “Derivative Financial Instruments” for further discussion.

The term loan payable to Waste Management, Inc. represents a legal obligation of Old WCA and the Company has not guaranteed or assumed this obligation. The proceeds of this term loan were utilized to finance the initial acquisition of the assets that Old WCA contributed upon the formation of the Company. In connection with the proposed initial public offering of shares of common stock of WCA Waste Corporation (see Note 1(x) “Reorganization and Pro Form Disclosures — Unaudited”), a portion of the proceeds of that offering will be distributed to Old WCA to satisfy a contingent contribution obligation of $20.0 million to Old WCA. When such contingent contribution obligation is satisfied from the proceeds of the offering, Old WCA will retire this term loan. Accordingly, this term loan payable and related interest expense have been reflected in the accompanying financial statements as if this term loan was an obligation of the Company.

In October 2003, the Company entered into a six-month interest rate swap agreement with a notional amount of $19 million. Under the agreement, the Company receives a floating rate and pays a fixed interest rate of 1.38%. This interest rate swap agreement expired April 30, 2004. See Note 1(q) “Derivative Financial Instruments” for further discussion.

The aggregate payments of long-term debt outstanding at December 31, 2003 are as follows:

2004	$4,004
2005	17,118
2006	41,554
2007	1,298
2008	1,347
Thereafter	17,500

$82,821

The Company is required to remain in compliance with various covenants of its debt agreements. At December 31, 2003 the company was required to maintain a senior debt leverage ratio 4.0 times earnings before interest, taxes, depreciation and amortization (EBITDA), as specifically defined in the credit agreement, a fixed charge ratio of 1.1 times EBITDA and certain levels of net worth adjusted for current earnings. The Company was in compliance with all covenants at March 31, 2004.

(7)	Notes Payable

In December 2003, the Company issued notes payable for $1,002, to a financial institution to fund the payment of general insurance premiums. The notes bear interest at 3.99%, and principal and interest are payable monthly through October 2004.

In December 2002, the Company issued notes payable for $2,703, to a financial institution to fund the payment of general insurance premiums. The notes bear interest at 4.15%, and principal and interest are payable monthly. The notes were paid in full in October 2003.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(8)	Stock Option Awards

Old WCA has established the Waste Corporation of America Non-Qualified Stock Option Plan (the Plan) for the benefit of the employees of each of its wholly-owned subsidiaries. The Plan authorizes grants of options to purchase up to 2.3 million shares of authorized but unissued common stock. Stock options are granted at an exercise price equal to or greater than the stock’s fair market value at the date of grant. All stock options have ten-year terms and vest and become fully exercisable based on the terms of the respective grant. The stock options provide different methods of exercising the options at the option of the employee. The payments of the exercise price of the options shall be made either through cash payments of the exercise price, exchange of previously acquired shares for settlement of the exercise price, or through the exchange of shares to be received upon exercise of the option. As a result of these provisions, the Company is required to utilize variable plan accounting for these options, which requires the Company to recognize a compensation charge on a periodic basis for the difference between the exercise price of the option and the fair value of the underlying common stock. For the years ended December 31, 2001 and 2002, the Company has not recorded any such charge as the exercise price of the options exceeded the fair value of the underlying common stock. For the year ended December 31, 2003, the Company recorded a non-cash compensation charge of $1,220 for options where the fair value of the underlying common stock exceeded the exercise price of the options.

At December 31, 2003, there were 91 additional shares available for grant under the Plan. The per share weighted average fair value of stock options granted during 2001, 2002 and 2003 was $0.55, $0.56 and $0 on the date of grant using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions: 2001 — no expected dividend yield, risk-free interest rate of 5.16%, and an expected life of 10 years; 2002 — no expected dividend yield, risk-free interest rate of 5.20%, and an expected life of 10 years; 2003 — no expected dividend yield, risk-free interest rate of 3.93%, and an expected life of 10 years.

Stock option activity during the periods indicated is as follows:

		Weighted
	Number	average
	of Shares	exercise price

Balance at January 1, 2001	1,253	$3.04
Granted	106	3.50
Forfeited/cancelled	(23)	15.00

Balance at December 31, 2001	1,336	2.87
Granted	841	3.50

Balance at December 31, 2002	2,177	3.11
Granted	67	6.00
Exercised	(4)	2.60
Forfeited/cancelled	(60)	3.33

Balance at December 31, 2003	2,180	$3.20

At December 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $2.60 — $6.00 and 7.04 years, respectively.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

At December 31, 2001, 2002 and 2003, the number of options exercisable was 594, 814 and 1,159, respectively, and the weighted average exercise price of those options was $2.96, $2.94 and $3.02, respectively.

In connection with the transactions discussed in Note 1(b) “Internal Reorganization and Basis of Presentation”, all of the previously outstanding options and warrants of Old WCA were exchanged for shares of WCA Waste Corporation, and the Company will issue options to acquire 664,000 shares of WCA Waste Corporation common stock in connection with the initial public offering of WCA Waste Corporation common stock.

(9)	Employee Benefit Plan

Effective February 1, 2000, the Company began sponsoring a 401(k) Profit Sharing Plan for its eligible employees. Under the plan, eligible employees are permitted to make salary deferrals of up to $12 annually, the current Internal Revenue Service limitation. Salary deferrals will be matched 25% by WCA, subject to IRS limitations, and is 100% vested after three years of service with the Company. Salary deferrals are 100% vested at all times. Matching contributions to the plan for the years ended December 31, 2001, 2002, and 2003 totaled $87, $106, and $114, respectively.

(10)	Income Taxes

The Company is included in the consolidated federal income tax return of Old WCA. The Company’s provision for income taxes is determined by applying the Company’s effective income tax rate to pre-tax financial reporting income, adjusted for permanent book-tax differences. The Company’s total income tax expense for the periods reported were allocated as follows:

	2001	2002	2003

Income from continuing operations	$359	1,727	1,753
Loss from discontinued operations	(118)	(479)	(91)
Gain from disposal of discontinued operations	—	—	146
Cumulative effect of change in accounting principles	(442)	—	1,425

Income tax expense (benefit)	$(201)	1,248	3,233

The Company’s federal and state income tax expense attributable to income from continuing operations for the periods reported consist of the following:

	2001	2002	2003

Current	$—	14	1
Deferred	359	1,713	1,752

Income tax expense	$359	1,727	1,753

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

At December 31, 2002 and 2003, the individually significant components that comprise the Company’s deferred tax assets and liabilities are as follows:

	2002	2003

Deferred tax assets:
Federal net operating loss carryforward	$3,950	5,024
State net operating loss carryforward	381	266
Other	1,055	825
Stock-based compensation	—	427
Valuation allowance	(381)	(198)

Deferred tax assets	5,005	6,344

Deferred tax liabilities:
Excess of book basis over tax basis of property	2,793	5,991
Prepaid expenses	1,490	728
Other	2,290	2,912

Deferred tax liability	6,573	9,631

Net deferred tax liability	$1,568	3,287

At December 31, 2003, the Company had a federal net operating loss carryforward (NOL) of approximately $14.3 million and state NOLs of approximately $7.9 million, which, if not utilized, will expire beginning in 2020. The amount of the NOLs that can be utilized to offset taxable income in any individual year may be severely limited. The valuation allowance for deferred tax assets as of December 31, 2002 and 2003 was $381 and $198, respectively. The net change in the total valuation allowance for the years ended December 31, 2001, 2002, and 2003 was an increase (decrease) of $0, $267 and $(183), respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

The table below reconciles the Company’s statutory income tax expense attributable to income from continuing operations to its effective income tax expense at December 31, 2001, 2002 and 2003.

	2001	2002	2003

Statutory federal tax expense	$291	1,264	1,545
State income tax benefit, net of federal tax benefit	27	131	231
Adjustment of valuation allowance	—	267	(183)
Nondeductible expenses, other	41	65	160

Effective tax expense	$359	1,727	1,753

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(11)	Segment Reporting

      The Company’s operations consist of the collection, transfer and disposal of non-hazardous construction and demolition debris and industrial and municipal solid waste. Revenues are generated primarily from our collection operations to residential, commercial and roll-off customers and landfill disposal services. The following table reflects total revenue by source for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (in thousands).

				March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Collection:
Residential	$12,229	$11,868	$11,272	$2,766	$2,582
Commercial	12,321	12,307	12,056	2,974	2,929
Roll-off	12,777	15,548	18,175	4,111	4,712
Other	245	46	258	60	68

Total collection	37,572	39,769	41,761	9,911	10,291

Disposal	24,681	27,493	28,460	6,574	6,830
Less: Intercompany	(6,198)	(6,577)	(7,413)	(1,958)	(1,945)

Disposal, net	18,483	20,916	21,047	4,616	4,885

Transfer and other, net	1,666	1,477	1,418	272	715

Total revenue	$57,721	$62,162	$64,226	$14,799	$15,891

The Company evaluates performance based on various factors, of which the primary performance measure is EBITDA and is generally defined as earnings before interest, taxes, depreciation and amortization. The Company’s calculation of EBITDA is income from continuing operations before cumulative effect of changes in accounting principles and before net interest, taxes, depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under GAAP and may not be comparable to similarly titled measures reported by other companies. The Company uses EBITDA in the evaluation of field operating performance as it represents operational cash flows and is a profit measure of components that are within the control of the operating units. The table reflects certain geographic information relating to the Company’s operations. The state of Kansas includes one MSW landfill which is a part of the vertically

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

integrated Missouri operations and is combined with Missouri to form a geographic segment. The states of Alabama, South Carolina and Tennessee have been aggregated in Other due to their size.

	Kansas/
	Missouri	Texas	Arkansas	Other	Corporate	Total

2001:
Revenue	$33,984	12,117	9,634	1,986	—	57,721
Depreciation and amortization	3,790	1,147	1,336	355	56	6,684
EBITDA	10,414	8,101	2,570	742	(4,135)	17,692
Capital expenditures	2,988	3,420	1,130	479	49	8,066
2002:
Revenue	$35,049	13,980	8,624	4,509	—	62,162
Depreciation and amortization	2,747	1,235	1,097	1,068	82	6,229
EBITDA	10,152	9,152	2,415	2,124	(4,429)	19,414
Total assets	47,808	28,613	20,628	12,573	13,046	122,668
Capital expenditures	3,534	4,718	647	903	84	9,886
2003:
Revenue	$35,349	16,358	7,839	4,680	—	64,226
Depreciation and amortization	3,317	2,121	1,100	1,189	85	7,812
EBITDA	9,872	9,808	1,255	1,862	(5,351)	17,446
Total assets	45,575	26,861	20,570	13,311	10,368	116,685
Capital expenditures	1,482	3,034	1,229	1,939	37	7,721
Three months ended March 31, 2003:
Revenue	$8,250	3,671	1,874	1,004	—	14,799
Depreciation and amortization	807	408	266	260	21	1,762
EBITDA	2,080	2,215	367	326	(1,360)	3,628
Total assets	46,988	28,472	20,252	12,646	13,299	121,657
Capital expenditures	200	500	10	320	4	1,034
Three months ended March 31, 2004:
Revenue	$8,759	3,849	2,045	1,238	—	15,891
Depreciation and amortization	806	504	283	319	21	1,933
EBITDA	2,390	2,001	433	438	(1,282)	3,980
Total assets	45,762	26,741	21,009	13,371	10,937	117,820
Capital expenditures	769	396	565	189	3	1,922

The following presents a reconciliation of the geographical segments’ aggregate EBITDA to income from continuing operations before cumulative effect of changes in accounting principles.

				Three months ended
				March 31,

	2001	2002	2003	2003	2004

Total EBITDA for reportable segments	$17,692	$19,414	$17,446	$3,628	$3,980
Depreciation and amortization	(6,684)	(6,229)	(7,812)	(1,762)	(1,933)
Interest expense, net	(10,153)	(9,466)	(5,220)	(1,262)	(1,267)
Income tax expense	(359)	(1,727)	(1,753)	(241)	(311)

Income from continuing operations before cumulative effect of changes in accounting principles	$496	$1,992	$2,661	$363	$469

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(12)	Commitments and Contingencies

(a) Operating Leases

The Company leases certain of its operating and office facilities for various terms. Lease expense aggregated $959, $974 and $874 during 2001, 2002 and 2003, respectively. The long-term, noncancelable rental obligations as of December 31, 2003 are due in the following years:

2004	$490
2005	498
2006	455
2007	203
2008	201
2009 and thereafter	585

$2,432

(b)	Financial Instruments

Letters of credit, performance bonds, and other guarantees have been provided by WCA to support tax-exempt bonds, performance of landfill final closure and post-closure requirements, insurance contracts, and other contracts. Total letters of credit, performance bonds, insurance policies, and other guarantees outstanding at December 31, 2003 aggregated approximately $21.7 million.

(c)	Environmental Matters

The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater, surface water, and drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment, or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company’s financial condition, results of operations, or cash flows. As of December 31, 2003, the Company is not aware of any significant environmental liabilities.

(d)	Legal Proceedings

On June 7, 2002, Fines Recycling, Inc., Harry Donaldson, Jr., Gerry Hamby, Hal Isbell and Donald G. Wilson filed suit in the Circuit Court of Talladega County, Alabama, against one of our subsidiaries, WCA of Alabama, LLC, and certain officers and directors of Old WCA. The suit alleges the failure of WCA of Alabama and Old WCA to abide by certain terms of an Agreement and Plan of Merger among the plaintiffs, Old WCA, and WCA of Alabama, and alleges fraud and conspiracy claims against Old WCA and certain officers and directors with respect to the negotiation of the Agreement and Plan of Merger. While the plaintiffs have not specified an amount of damages, the suit also alleges that the individual plaintiffs have been damaged by the alleged failure of Old WCA to honor a “put” option on their Waste Corporation of America capital stock, which they obtained as partial consideration in the Agreement and Plan of Merger. The Company is unable to estimate any possible loss but believes that the claims of the plaintiffs are without merit, and is vigorously defending this suit.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

Additionally, in the normal course of business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit it holds. From time to time, the Company may also be subject to actions brought by citizens’ groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations the Company owns or operates or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates. No assurance can be given with respect to the outcome of any such proceedings or the effect such outcomes may have on the Company, or that the Company’s insurance coverage would be adequate. Although the Company is unable to estimate any possible losses, a significant judgment against the Company, the loss of significant permits or licenses or the imposition of a significant fine could have a material adverse effect on the Company’s financial condition, results of operations and prospects.

Moreover, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. Except for routine litigation incidental to our business, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject. Although the Company is unable to estimate any possible losses, management believes that the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its financial condition, results of operations or prospects. However, unfavorable resolution of any such proceedings could affect the consolidated results of operations or cash flows for the quarterly period in which they are resolved. Management believes a majority of the Company’s present routine litigation is covered by insurance, subject to deductibles.

(e)	Old WCA Debt Obligation

In connection with Old WCA’s purchase of the Company, Old WCA executed a note payable to WMI, the former owner of the Company’s initial operations. While the Company is not a guarantor on that note payable nor is the Company’s common stock pledged as security, the Company is a “material subsidiary” of Old WCA as defined by terms of the note. The note contains certain default occurrences that apply to any material subsidiary, which include: (i) insolvency and bankruptcy, (ii) involuntary liquidation or reorganization by court or other authority, and (iii) dissolution, liquidation or termination.

(13)     Related-Party Transactions

The Company paid a board member $200 and $250 during 2002 and 2003, respectively, for assistance in the debt restructurings of September 2001, August 2002 and August 2003. The Company owes this same board member an additional $150 for assistance with these debt restructurings. This amount is scheduled to be paid during 2004 and is recorded in current accrued liabilities at December 31, 2003.

The Company paid a board member, its Chief Executive Officer and Chief Operating Officer each $110 during 2003 for personal guarantees of the Company’s performance bonds relating to landfill closure and post-closure obligations.

The Company reimburses its outside board members for expenses incurred in connection with their service as director. Total payments of $62 and $3 were made during 2002 and 2003 for such reimbursements.

(Continued)

WCA WASTE CORPORATION AND SUBSIDIARIES
(FORMERLY WCA WASTE SYSTEMS, INC.)

Notes to Consolidated Financial Statements

(14)	Discontinued Operations

During 2003, the Company sold its hauling operations in west Texas for aggregate cash proceeds of $9,759, resulting in a gain on sale of $249 (net of $146 tax expense). In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, this business unit has been classified as a discontinued operation. Accordingly, the accompanying consolidated statements of operations and other amounts disclosed herein have been restated to classify this business unit as discontinued operations and, therefore, to reflect after-tax results of these operations as “Income (loss) from discontinued operations, net of tax”. This business generated revenues of $9,092, $8,625 and $5,808 for the years ended December 31, 2001, 2002 and 2003, respectively.

(15)	Goodwill and Other Intangible Assets

Upon the adoption of SFAS No. 142 effective January 1, 2002, the Company ceased to amortize goodwill. Amortization expense related to goodwill for the year ended December 31, 2001 was $768. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in 2001:

Reported net loss	$(426)
Add back goodwill amortization, net of tax	507

Adjusted net income	$81

Adjusted net income per share	$0.01

Goodwill

The changes in the carrying amount of goodwill for the periods indicated are as follows:

Balance, December 31, 2001	$32,223
Acquisition of Waste Resources, Inc.	2,767
Settlement of pre-acquisition contingency	27

Balance, December 31, 2002	35,017
Sale of west Texas collection operations	(5,055)
Settlement of pre-acquisition contingency	(119)

Balance, December 31, 2003	$29,843

As required by SFAS No. 142, the Company performs an annual impairment test of its goodwill. The Company estimated the fair value of each reporting unit by multiplying the reporting unit’s EBITDA by an average industry EBITDA multiple. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. This step was not required for any of the Company’s reporting units and accordingly no impairment of goodwill was indicated in connection with the annual impairment test during 2002 or 2003.

9,000,000 Shares

WCA Waste Corporation

Common Stock

PROSPECTUS

Friedman Billings Ramsey

Stifel, Nicolaus & Company

Incorporated

                              , 2004

      Until                     , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver this prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions, if any.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      The estimated expenses in connection with the issuance and distribution of the securities being registered (all of which shall be borne by the registrant), other than underwriting discounts and commissions, are set forth in the following table. Each amount set forth below, except for the Securities and Exchange Commission registration fee and the NASD filing fee, is estimated.

Securities and Exchange Commission registration fee	$13,113
NASD filing fee	10,850
NASDAQ National Market listing fee	100,000
Transfer agent’s and registrar’s fees and expenses	2,000
Printing and engraving expenses	125,000
Legal fees and expenses	975,000
Accounting fees and expenses	450,000
Blue sky fees and expenses (including legal fees)	5,000
Miscellaneous	419,037

TOTAL	$2,100,000

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

      A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation’s request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such person actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination that indemnification of such person is proper because he has met the applicable standard of conduct (i) by the stockholders, (ii) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (iii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iv) by independent legal counsel in a written opinion, if there are no such disinterested directors, or if such disinterested directors so direct. Section 145 further provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

      WCA Waste Corporation (the “Company”) has obtained an insurance policy providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

      The amended and restated certificate of incorporation of the Company provides that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of the Company. As permitted by the DGCL, the amended and restated certificate of incorporation provides that current or former directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

      Reference is made to Item 17 for the Company’s undertakings with respect to indemnification for liabilities arising under the Securities Act. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement for the indemnification agreements between the Company and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

      On February 27, 2004, in connection with its formation, the Company issued 1,000 shares of our common stock to its parent, Waste Corporation of America, at par value ($0.01 per share), or $10. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 4(2) promulgated thereunder.

      On March 27, 2004, the board of directors of the Company authorized the grant of 664,000 options to directors and executive officers of the Company at an exercise price equal to the initial public offering price pursuant to the 2004 WCA Waste Corporation Incentive Plan. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 4(2) and Rule 701.

      On May 19, 2004, in connection with a merger associated with the internal corporate reorganization described in “Internal Reorganization and Relationship with Waste Corporation of America,” the Company issued 2,575,090 shares of its common stock (after giving effect to a reverse stock split prior to this offering), 991,612 shares of its Series A preferred stock (after giving effect to a reverse stock split prior to this offering) and 3,103,558 shares of its Series B preferred stock (after giving effect to a reverse stock split prior to this offering) to stockholders of its former parent, Waste Corporation of America. The issuance of common and preferred stock was made in connection with a merger pursuant to Section 251(g) of the Delaware General Corporation Law where no vote of stockholders was required. Accordingly, the merger did not constitute a “sale.” The shares of preferred stock were subsequently converted into shares of common stock prior to this offering in a merger with a wholly-owned subsidiary of the Company.

      On June 9, 2004, in connection with the cancellation of options and warrants assumed in connection with a merger of Waste Corporation of America, the Company issued 989,730 shares (after giving effect to a reverse stock split prior to this offering) of its common stock. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 4(2). The Company believes that exemptions other than the foregoing exemption may exist for these transactions.

      On June 21, 2004, in connection with the exercise of warrants assumed in connection with a merger of Waste Corporation of America, the Company issued 340,326 shares (after giving effect to a reverse stock split prior to this offering) of its common stock. This transaction was undertaken in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded by Section 4(2). The Company believes that exemptions other than the foregoing exemption may exist for this transaction.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) Exhibits.

See the exhibit index for a list of exhibits filed as part of this registration statement.

      (b) Financial Statement Schedules.

Financial statement schedules have been omitted because they are either not required, not applicable or the information required to be presented is included in the registrant’s financial statements.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 21, 2004.

WCA WASTE CORPORATION

By:	/s/ J. EDWARD MENGER

J. Edward Menger
Vice President and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

* Tom J. Fatjo, Jr.		Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	June 21, 2004

* Jerome M. Kruszka		President, Chief Operating Officer and Director	June 21, 2004

* Charles A. Casalinova		Senior Vice President and Chief Financial Officer (Principal Financial Officer)	June 21, 2004

/s/ KEVIN D. MITCHELL Kevin D. Mitchell		Vice President and Controller (Principal Accounting Officer)	June 21, 2004

* Ballard O. Castleman		Director	June 21, 2004

* Robert P. Lancaster		Director	June 21, 2004

*By:	/s/ J. EDWARD MENGER Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.†
2.1	Reorganization Agreement, dated May 10, 2004, between WCA Waste Corporation and Waste Corporation of America, Inc.**†
2.2	Agreement and Plan of Merger, dated May 10, 2004, between WCA Waste Corporation, Waste Corporation of America and WCA Merger Corporation.†
2.3	Agreement and Plan of Merger, dated as of May 20, 2004, between WCA Waste Corporation and WCA Merger II Corporation (incorporated by reference to Exhibit 2.3 to Amendment No. 2 to WCA Waste Corporation’s Registration Statement on Form S-4 filed on June 1, 2004).
3.1	Amended and Restated Certificate of Incorporation of WCA Waste Corporation.
3.2	Amended and Restated Bylaws of WCA Waste Corporation.
4.1	Specimen of Common Stock Certificate.†
4.2	Trust Indenture between Gulf Coast Waste Disposal Authority and U.S. Bank National Association, as Trustee, dated as of August 1, 2002.†
4.3	Form of Environmental Facilities Revenue Bond (included in Exhibit 4.2).†
5.1	Opinion of Andrews Kurth LLP.†
10.1	Form of Third Amended and Restated Credit Agreement among WCA Waste Systems, Inc., Wells Fargo Bank, National Association and the lenders party thereto.
10.2	Administrative Services Agreement between WCA Waste Corporation and Waste Corporation of America, Inc.†
10.3	Employment Agreement of Tom J. Fatjo, Jr., dated September 27, 2000, including Amendment #1, dated February 18, 2002, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004.+†
10.4	Employment Agreement of Jerome Kruszka, dated September 27, 2000, including Amendment #1, dated February 18, 2002, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004.+†
10.5	Employment Agreement of Charles Casalinova, dated September 27, 2000, including Amendment #1, dated February 18, 2002, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004.+†
10.6	Employment Agreement of Tom J. Fatjo, III, dated September 27, 2000, including Amendment #1, dated September 30, 2001, Second Amendment to Employment Agreement, dated May 1, 2002, and Third Amendment to Employment Agreement, dated April 13, 2004.+†
10.7	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Tom J. Fatjo, Jr.+†
10.8	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Jerome M. Kruszka.+†
10.9	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Charles A. Casalinova.+†
10.10	Assignment and Assumption Agreement, dated January 1, 2002, between WCA Management Company, L.P., Waste Corporation of America, Inc. and Tom J. Fatjo, III.+†
10.11	2004 WCA Waste Corporation Incentive Plan.+†
10.12	Capital Contribution Commitment Agreement, dated May 10, 2004, between WCA Waste Corporation and Waste Corporation of America.†
10.13	Tax Disaffiliation Agreement, dated as of May 20, 2004, by and between WCA Waste Corporation and Waste Corporation of America LLC.†
10.14	Registration Rights Agreement by and among WCA Waste Corporation, EFO Co-Investment Partners and WCA Partners, L.P.†
21.1	List of Subsidiaries of WCA Waste Corporation.†

Exhibit
No.	Description

23.1	Consent of KPMG LLP.
23.2	Consent of Andrews Kurth LLP (contained in Exhibit 5.1 hereto).†
23.3	Consent of Richard E. Bean to be named as director.†
23.4	Consent of Roger A. Ramsey to be named as director.†
24.1	Power of Attorney (included on signature page).†

+	Management contract or compensatory plan, contract or arrangement.

†	Previously filed.

**	Pursuant to Item 601(b)(2) of Regulation S-K, the Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.

      The registrant hereby undertakes, pursuant to Regulation S-K, Item 601(b), paragraph (4)(iii)(A), to furnish to the Securities and Exchange Commission upon request all constituent instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries not filed herewith for the reason that the total amount of securities authorized under any of such instruments does not exceed 10 percent of the registrant’s total consolidated assets.